

05000001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0286 Expires: November 30, 2004 Estimated average burden hours per response...1.00

FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Gecko Systems of Georgia, Inc.

dba as GeckoSystems, Inc. (the "Company") is a Corporation incorporated under the laws of the State of Georgia , USA

1640B Highway 212, SW, Conyers, GA 30094-4255 United States of America
Main: (678) 413-9236; Fax: (678) 413-9247

The registered agent is R. M. Spencer, 6140B Highway 212, SW, Conyers, GA 30094

3577	742860135
(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number Code)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

ITEM 1. Significant Parties

(a) Issuer's Directors:

R. Martin Spencer
President and CEO

Business Address:
1640B Highway 212, SW
Conyers, GA 30094

Residential Address:
1640 Highway 212, SW
Conyers, GA 30094

Elaine Gail Spencer
Secretary/Treasurer

Business Address:
1640B Highway 212, SW
Conyers, GA 30094

Residential Address:
1640 Highway 212, SW
Conyers, GA 30094

Edmond L. Lamb
Chairman of the Board

Business and Residential Address:
450 South Oxford Avenue, #206
Los Angeles, CA 90020

(b) **Issuer's Officers**:
R. Martin Spencer and Elaine G. Spencer

(c) **General Partners:**
None

(d) **Record owners of 5% or more of any class of the issuer's equity securities:**
R. Martin Spencer and Elaine G. Spencer

(e) **Beneficial owners of 5% or more of any class of the issuer's equity securities:**
None

(f)**Promoters of the Issuer:**
R. Martin Spencer

(g) **Affiliates of the Issuer:**
None

(h) **Counsel to the issuer with respect to the proposed offering:**
John W. Ringo, Attorney at Law
Business and Residential Address:
241 Lamplighter Lane
Marietta, GA 30067

(i) **each underwriter with respect to the proposed offering:**
None

(j) **the underwriter's directors:**
None

(k) **the underwriter's officers:**
None

(l) **the underwriter's general partners:**
None

(m) **counsel to the underwriter:**
None

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None are subject.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

N/A

These securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the 1933 Act and the applicable state securities laws, pursuant to registration or exemption therefrom.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None. However, the Company reserves the right to use registered NASD broker/dealers on a best efforts basis, subject to regulatory approval as selling agents.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Georgia
Colorado
Florida
Hawaii
Illinois
Louisiana
New York
Wyoming

The shares will be offered and sold by R. Martin Spencer and Elaine G. Spencer, officers of the Company.

The Company may offer Shares to residents of jurisdictions other than the United States. The offering of Shares hereunder to residents in jurisdictions other than the United States will be made in compliance with the securities laws of those other jurisdictions. Subscribers in such other jurisdictions will be requested by the Company to provide representations or complete forms other than those contained in or contemplated by the United States Subscription Agreement Questionnaire attached hereto in order to ensure compliance with the applicable securities laws. The Company reserves the right to reject subscriptions from persons resident in jurisdictions outside the United States on the basis that it is impossible or impractical to comply with the securities laws of such jurisdictions.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;
(2) the title and amount of securities issued;
(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
(4) the names and identities of the persons to whom the securities were issued.

(1) Gecko Systems of Georgia, Inc.

(2) Number of Common Shares, No Par Value	(3) Aggregate Offering Price[1]	(3) Consideration for consulting work. (Negotiated on a case-by-case basis for services rendered.)	(4) Name	Date Issued
25,000		for FAQ on Website	Bruce K. Harlan	10/07/02
2,500	$1,000	S&H Investor	Rainer Bjorklund	10/07/02
60,000	$24,000	S&H Investor	Douglas McIntyre	10/07/02
50,000	$20,000	S&H Investor	Peter Ridley	10/07/02
25,000		for optical encoder work	Brian Chase	10/18/02
15,000	$6,000	S&H Investor	Barnes Administration Pty, Ltd.	11/11/02
25,000		for optical encoder work	Brian Chase	11/15/02
50,000		for NIH Proposal	John C. Tasse	12/09/02
2,000	$800	S&H Investor	Lau Bun Hay	12/17/02
8,000	$3,200	S&H Investor	Bruce Gooley	12/17/02
2,600	$1,040	S&H Investor	Koo Sze Tsin	12/17/02
5,000		for wait on delivery of robot	Reginald Pamintuan	01/02/03
25,000		for help with optical encoders	Craig C. Brown	01/02/03
875,000		compensation for work done in 2002	R. Martin Spencer	01/02/03
250,000		compensation for work done in 2002	Elaine G. Spencer	01/02/03
50,000		for being on Board of Directors 2002	Edmond L. Lamb	01/02/03
5,000	$2,000	S&H Investor	Khoo Boo Teik	01/02/03
50,000		for GIO work	Ben L. Garcia	01/13/03
25,000		for GIO work	Ben L. Garcia	01/21/03
25,000		for GeckoBrain work	Bonita Suellen Thayer Shrable	01/21/03
25,000		for work on the locomotion system	Craig C. Brown	01/21/03
50,000		help with building of robots	Richard D. Olson	01/21/03
5,000		for procuring materials from the CES show	Scott D. Leapman	02/20/03

[1] Regarding the valuation of GeckoSystems and the determination to sell the stock for the last two years for forty (40) cents per share, management has used the following methodology:

Several competitors such as Friendly Machines, Evolution Robotics, Activimedia, etc. have each had total investments of $10 million or more raised from venture capitalists and private investors and yet have failed to achieve a low cost platform and software capable of automatic self-navigation. Using this factual basis, management believed that the value of GeckoSystems, at minimum, to be forty (40) cents per share implying a company valuation of eight (8) to ten (10) million dollars.

(2) Number of Common Shares, No Par Value	(3) Aggregate Offering Price[1]	(3) Consideration for consulting work. (Negotiated on a case-by-case basis for services rendered.)	(4) Name	Date Issued
25,000		for building bots for demo	Craig C. Brown	03/03/03
25,000		for building bots for demo	Craig C. Brown	03/21/03
25,000		for GIO work	Ben L. Garcia	03/21/03
10,000	$4,000	S&H Investor	Nicholas Harrow	03/21/03
90,000	$36,000	S&H Investor	Konstantinos Dimas	03/21/03
25,000		for work in robotics lab	Craig C. Brown	05/01/03
25,000		for work on GeckoZap	Leroy E. Teske	05/08/03
25,000		for progress on sonar system	Ben L. Garcia	05/08/03
50,000		for C++ GeckoBrain work	Lane C. Mitcham	05/08/03
60,000		for sonar development	Ben L. Garcia	05/21/03
25,000		for miscellaneous firmware development	Ben L. Garcia	05/21/03
20,000		for GIO firmware, revision 9	Ben L. Garcia	05/21/03
20,000		for purchase of miscellaneous test equipment	Ben L. Garcia	05/21/03
25,000		for work in robotics lab	Craig C. Brown	05/21/03
80,000		increase in # of shares; cert #64 was insufficient for amount invested	Michael Klett	06/04/03
50,000		for work on electronic boards for robot	Loke Kok Leong	06/04/03
50,000		for IPO work	Christopher Romine	06/04/03
25,000		for GeckoZap work	Leroy E. Teske	06/04/03
25,000		for help with business development	Todd Dombrowski	06/04/03
437,500		compensation for work done first half of year 2003	R. Martin Spencer	06/04/03
125,000		compensation for work done first half of year 2003	Elaine G. Spencer	06/04/03
10,000		for work on sensor array	Ben L. Garcia	06/29/03
25,000		for help with business development	Todd Dombrowski	06/29/03

(2) Number of Common Shares, No Par Value	(3) Aggregate Offering Price[1]	(3) Consideration for consulting work. (Negotiated on a case-by-case basis for services rendered.)	(4) Name	Date Issued
25,000		for website work	Charlie Pappas	06/29/03
5,000	$2,000	S&H Investor	Terrence Young	07/24/03
50,000		for work as Director of Software Development	Ben L. Garcia	07/24/03
50,000		for completion of GeckoZap rewrite	Leroy E. Teske	07/24/03
25,000		purchase of various C++ utilities for the GeckoBrain	Chris Trickler	07/24/03
25,000		to include in the business plan	Ben L. Garcia	07/24/03
50,000		bonus for GeckoBrain devel work	Chris Trickler	07/24/03
50,000		for marketing IP	Todd Dombrowski	07/30/03
25,000	$10,000	family investor	Anibal Agustin Boucugnani	08/12/03
2,500	$1,000	family investor	Lynda Boucugnani-Whitehead	08/15/03
5,000	$2,000	friend investor	Maria C. Vazquez	08/15/03
5,000	$2,000	friend investor	Christopher R. and Krystine C. Street	08/15/03
4,000	$1,600	friend investor	James M. and Monica E. Lowe	08/29/03
500	$200	friend investor	James A. Lowe	08/29/03
500	$200	friend investor	Alison P. Lowe	08/29/03
12,500	$5,000	family investor	Anibal Agustin Boucugnani	08/29/03
2,500	$1,000	family investor	Lynda Boucugnani-Whitehead	08/29/03
50,000		for government contact work	Robert Mankivsky	08/29/03
50,000		for website work	Adam Ham	09/05/03
50,000		Compensation for GIO work	Ben L. Garcia	09/13/03
50,000		for website work	Todd Dombrowski	09/13/03
50,000		Compensation for AI work	David Boucugnani	09/13/03
50,000		for work on GeckoBrain	Chris Trickler	09/13/03
100,000		for corporate work to date	Elaine G. Spencer	09/13/03
250,000		for work as President to date	R. Martin Spencer	09/13/03

(2) Number of Common Shares, No Par Value	(3) Aggregate Offering Price[1]	(3) Consideration for consulting work. (Negotiated on a case-by-case basis for services rendered.)	(4) Name	Date Issued
25,000		Compensation for work done as lab manager	Craig C. Brown	09/13/03
12,500	$5,000	family investor	Tara Hill Trust	09/13/03
12,500	$5,000	family investor	Shaunda Renee Boucugnani	09/13/03
50,000	$20,000	friend investor	Michael Elkins	09/18/03
25,000		for IPO work	Christopher Romine	09/19/03
25,000		for GeckoZap work	Leroy E. Teske	09/19/03

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All shares issued by the Company were issued in accordance with Section 4(2) of the Securities Act of 1933, as amended .

All shares were issued either to family or friends who wanted to invest in the Company or to consultants for work done in helping develop the Company's products and technologies. All of these individuals were provided adequate information about the Company and the risks involved with stock issued from this small start-up firm. These investors where financially sophisticated but not accredited investors. At no time was there any public solicitation or general advertising in the offering of these shares.

All shares sold within the United States were sold by R. Martin Spencer, President and CEO. The balance of the shares was sold internationally by Smith & Henderson, an organization which does not reside in the Unites States, any of its territories or protectorates. Alternatively to Section 4(2), these international sales were done under Regulation S of the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None contemplated

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not used

PART II
OFFERING CIRCULAR

FORM 1-A
REGULATION A OFFERING STATEMENT

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.

Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

GECKO SYSTEMS OF GEORGIA, INC.
(DBA GECKOSYSTEMS, INC.)

1640B Highway 212, SW
Conyers, Georgia 30094
(678) 413-9236

Date: ______________

1,920,000 Shares of
Common Stock
$2.50 Per Share

Minimum Investment: 400 Shares

GeckoSystems, Inc, (the "Company"), a Georgia corporation, hereby offers up to 1,920,000 shares of the Company's common stock (the "Shares") at an offering price of $2.50 per Share (the "Offering"). The offering price has been arbitrarily determined solely by the Company. The minimum investment in the Offering is 400 shares ($1,000). The Company reserves the right to sell in a lesser amount. The offering is being made on a "best efforts" basis with a minimum requirement that 160,000 shares of the company's common stock ("shares") be sold prior to the collection of any funds by the Company. All funds received from the subscribers to this Offering will be deposited in a non-interest bearing escrow account. Subscribers will have no right to a return held in the escrow account if the minimum sales are reached. The Offering will begin on the date of this Offering Circular and continue for one (1) year or until all of the Shares offered are sold or such earlier date as the Company may close or terminate the Offering. Under no circumstances will Shares be offered for more than one year from the date of this Offering Circular. This Offering will be registered under the securities laws of a limited number of states, and the Shares offered hereby may be sold only in those states - See "Limited State Registrations." Such registrations, however, do not constitute an endorsement or approval by any particular state securities commission nor do they pass upon the accuracy or completeness of this offering circular or any other selling literature.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public (1)	Offering Sales Expenses (2)	Proceeds to Issuer (3)
Per Share	$2.50	$0.375	$2.125
Total Minimum	$400,000	$60,000	$340,000
Total Maximum	$4,800,000	$720,000	$4,080,000

(1) The Shares will be offered and sold only by the following executive officers of the Company: R. Martin Spencer- CEO and President, and Elaine G. Spencer- Corporate Secretary and Treasurer who will receive no compensation for these efforts.

(2) The Company reserves the right to use registered NASD broker/dealers on a best efforts basis, subject to regulatory approval as selling agents. The Company anticipates that a commission not exceeding 10% plus a 3% non accountable expense allowance will be paid on any such sales. The estimate of commissions related to the offering to brokers may amount to as much as, but no more than, $480,000. The estimate of non accountable expenses related to the usage of registered NASD broker dealers may amount to as much as, but no more than $144,000. To the extent that sales are made by broker/dealers the offering proceeds available for working capital and general corporate purposes will be reduced. See "Use of Proceeds." In the event that no broker/dealers participate in this offering, the Company anticipates that it will pursue an alternative distribution strategy which may result in expenses of up to 15% of the offering price. It is the management's belief, and concern, that without the assistance of NASD broker dealers, Offering Sales Expenses will be greater due to large quantities of Offering Circulars to be printed and mailed. The Company will not pay commissions in connection with sales of Shares by officers of the Company.

(3) Assumes the sale of either the minimum or maximum amount of all the Shares offered in this Offering. Includes all sales expenses of the Offering estimated at up to $60,000 for minimum offering or up to $720,000 for maximum offering resulting in the gross proceeds to the Company being reduced by that amount. The Company may sell less than all of the Shares offered.

In connection with this Offering, no person has been authorized to give any information or to make any representations other than those contained in this Offering Circular, and, if given or made, such other information or representations should not be relied on as having been authorized by the Company. This Offering Circular does not constitute an offer to sell, or a solicitation of an offer to buy, Shares in any state where the offer and sale of Shares is not lawful. The delivery of this Offering Circular at any time does not imply that the information herein contained is correct as of any time subsequent to the date hereof.

The Company reserves the right to reject orders for the purchase of Shares in whole or in part. Unless 160,000 Shares are sold within one year of the effective date of the offering, the offering will be withdrawn and the funds will be returned promptly to purchasers without interest or deduction.

Several material risks in connection with the purchase of the securities are as follows:

An investment in the Common Stock offered hereby involves a high degree of risk and should only be made by persons who can afford a loss of their entire investment. The offering price is not to be considered a representation that the Common Stock has a market value equal to such offering price or that it could be resold at such price. This offering price of the Shares has been determined arbitrarily by the Company and does not necessarily bear any relationship to the assets, book value or potential earnings of the Company or any other recognized criteria of value. There can be no assurance that the Company's subsequent sales or earnings, if any, will justify this offering price or implied value. In evaluating an investment in the Common Stock being offered hereby, investors should consider carefully, among other matters, the risk factors, as well as the other information contained in this Offering Circular. If less than the maximum amount of the Shares, but more than the minimum amount of shares are sold in this Offering, the Company will allocate proceeds as described in "Use of Proceeds."

Approximate date of commencement of proposed sale to the public: After the qualification of the Company's Offering Statement on Form 1-A.

Table of Contents

SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Summary

GeckoSystems, Inc. (GSI) is a developer of mobile robot solutions based in Conyers (Atlanta metro), Georgia, specializing in supplying service robots that automatically (autonomously) navigate, or patrol, homes, offices, or places of business or leisure.

Since incorporating in late 1999, GSI has developed a suite of proprietary, complimentary hardware and software technologies that which, in aggregate, enable many cost effective, utilitarian user benefits. The flagship technology, the GeckoBrain™ PC software, uses several proprietary artificial intelligence (AI) technologies to enable GSI's product line of Mobile Service Robots (MSRs) to self-navigate (for errand running and patrolling) without human assistance or intervention.

Later in this circular are discussions regarding other internally developed application software technologies such as GeckoZap™ (a necessary MSR test, calibrate, and diagnostic utility) and GeckoChat™ (a verbal interaction software suite enabling voice control and response from the MSR). Cost effective hardware technologies such as the CompoundedSensorArray™ (a type of machine vision system) and GeckoMotorDrivers™ (which power the drive wheels) are also discussed. Management has allocated a significant portion of the net proceeds for patent work due to its belief that several entry barriers for potential competitors may be raised and to the degree possible allow GSI several potential sustainable competitive advantages.

Since no sales have been realized to date, the GAAP financials reported $2,500,000+ invested has been spent on the development of the foregoing suite of proprietary, complimentary software and hardware technologies. These technologies, in concert, enable a robust, low cost, utilitarian mobile service robot platform.

Several vertical markets in commercial security and commercial health care seem to be appropriate for significant sales. Distribution in these markets will be primarily strategic relationships as licensed original equipment manufacturers (OEMs) and value added resellers (VARs). Additionally, the consumer retail market for home security and family care also seem to be proximate. Distribution in the retail market place will be through personal computer retailers.

Management has also allocated a significant portion of the net proceeds for sales and marketing expenses. This is due to the common belief that "automobiles (personal robots) are playthings only for the wealthy." Since GSI can readily demonstrate the cost effective utility of their product line of MSRs, a great deal of focused marketing work, including gathering of initial testimonials from user evaluation trials , must be acquired and publicized.

Manufacturing through final assembly will be outsourced to qualified contract manufacturers with quality control monitored closely by GSI. Since AI software development is a core competency this work will continue to be GSI's main business.

This offering consists of 1,920,000 shares to be sold in 400 share blocks for $2.50 each for $1,000.00. In order for GSI to "break escrow," a minimum of $400,000 representing the sale of 160,000 shares must be raised. All funds received from the sale of this stock offering will be deposited in an escrow account managed solely by John W. Ringo, attorney at law. Should minimum escrow not be realized within one year of the effective date of this offering, Mr. Ringo will return all investments from this designated trust account at the Bank of America. The total outstanding if all shares are sold will be 27,298,950

Continued operations rely on additional funds being raised.

Risk Factors

1. **Operating losses may continue, which could negatively affect financial results and stockholder value.** We are a development stage company that has generated negligible revenues and has incurred losses since our formation on December 20th, 1999 through June 30, 2004, aggregating approximately $2,615,808. We have a limited operating history upon which an evaluation of our prospects can be made. Such prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new company and the development of a new product in an emerging market in a continually evolving industry, as well as the risks, expenses and difficulties encountered in the shift from development to commercialization of a new product based upon innovative technology. We have developed, manufactured, and sold our mobile service robots on a limited basis. There can be no assurance that we will be able to implement successfully its manufacturing and marketing strategies, generate revenues, or ever achieve profitable operations.

2. **We may need additional financing and, if we are unable to get additional financing when needed, we may not be able to continue as an operating business. Implementing the business plan will require significant amounts of capital.** Our capital requirements are expected to be ongoing and significant. We have insufficient funds on hand to fund our activities for the next twelve months. Currently we have $901.00 on hand. We anticipate, based on our financial budget and assumptions relating to its operations (including assumptions regarding the development, manufacturing and marketing of our products and that the minimum offering proceeds of $400,000 are raised), that the net proceeds from this offering should be sufficient to satisfy our contemplated cash requirements for at least the next twelve months. In the event our plans change, our assumptions change or prove inaccurate, or other capital resources and projected cash flow prove to be insufficient to fund operations, we could find it necessary to seek additional financing sooner than currently anticipated. We have no arrangements for any additional financing, other than a personal loan commitment from a Company Officer for $24,000. Nonetheless there is no assurance that we could successfully obtain additional financing beyond that minimal commitment. Because we are in our early stages of market development, it is quite possible that our anticipated milestones will not be timely met, and our budget may incur substantial cost overruns and delays. Furthermore, our budget does not provide for any unanticipated growth or strategic acquisitions which, although not contemplated, would likely require substantial additional funds should they arise. Without securing additional financing, beyond the Company Officer's commitment, if needed, we may not be able to continue as an operating business.

3. **Our product (Mobile Service Robots) is a new commercial product and failure of our product to gain significant market acceptance could hurt sales, which would cause negative financial results from operations and stockholder value**. Our mobile service robots have not been commercially available in any quantity within the industry. Even if the results of the existing and planned pilot projects for the product are entirely satisfactory, there can be no assurances that our products will be perceived as viable with sufficiently broad application to result in its widespread use, or that any significant market for the products will ultimately be achieved. There can be no assurance that the products will ultimately prove effective or attractive enough to ever produce significant revenues or profits for us.

4. **Increased production costs of the Mobile Service Robots (MSRs) could effect our ability to produce the product at a commercially competitively cost and could cause a detrimental result on or revenues and earnings as well as a decrease in**

stockholder value. Even if the mobile service robot can be adequately and timely manufactured, there can be no assurance that the cost of commercial production of the product can be kept sufficiently low to make the product economically viable or competitive. It is expected to be a continuous challenge to management to keep the costs of production of the product sufficiently low to allow it to be competitively priced but with a sufficient gross margin to obtain a suitable level of profitability for us. Any inability to successfully produce the product at a commercially competitive cost, particularly in instances in which we have made significant capital expenditures, could have a material adverse effect on us, possibly even leading to its ultimate failure.

5. **The offering price of our shares is arbitrary and may not be justified by subsequent sales or earnings. Accordingly, stockholder value in this investment may be diminished.** This offering price of the Shares has been determined arbitrarily by us and does not necessarily bear any relationship to the assets, book value or potential earnings of our company or any other recognized criteria of value. There can be no assurance that our subsequent sales or earnings, if any, will justify this offering price or implied value.

6. **Our competitors could develop products or technologies that could make our products or technologies non-competitive, which could negatively affect sales, financial results from operations and stockholder value.** The retail market that we plan to enter is a relatively new and emerging market with a number of competitors and potential competitors. We are aware of certain entities that have developed or are developing products that are technologically advanced and may be competitive with our products. These competitors generally have greater research, marketing and financial resources than we do. We expect that the number of similar products competing with our product may increase as such products become more widely recognized and available. In the event that a competitor's products receives market recognition and approval before our products, such competitor will likely have a competitive advantage over us in selling its products into the market. Further, there can be no assurance that we will ever be able to compete successfully in our potential market even if a competitor does not gain an advantage over us.

7. **Presently, we have no product liability insurance and if we are held liable in a products liability lawsuit for amounts in excess of our insurance coverage, we could be rendered insolvent.** We expect that we may be subject to product liability claims. We do not have product liability insurance coverage, and there can be no assurance that an adequate amount of insurance coverage will be available to us at reasonable rates, or indeed at all, when we commences commercial production of our product. Accordingly, we will continue to be subject to various types and degrees of product liability risks for the indefinite future. Should we be subject to a major product liability claim without adequate insurance coverage, our financial condition would be adversely affected, perhaps significantly so.

8. **Application of proceeds from this offering may have to be used for priorities not specifically contemplated by the accompanying disclosure materials.** Accordingly, **unforeseen contingencies may have a detrimental effect on stockholder value.** The net proceeds to be raised from this financing are expected to be used to fund the further development and manufacture of our products. Because we are in the developmental stage, and because all of the Shares in this offering may not be sold, the costs and budget for these items are subject to change. Accordingly, our management will have broad discretion in the application of proceeds, and investors cannot be sure at the time of their investment exactly how the proceeds will ultimately be applied. Further, because of the myriad of unforeseen and unforeseeable events that can occur during the development stage of a company, it is possible that a significant amount of the proceeds

in this offering may have to be used in a manner and for priorities not specifically contemplated by the accompanying disclosure materials.

9. **Any purchaser of shares from this offering will be a minority stockholder and will not have sufficient voting power to control the affairs of the Company, which affect stockholder value.** If all of the Shares in this offering are sold, current shareholders will own approximately 25,378,950 (93.92%) of the 27,298,950 shares of Common Stock then to be issued and outstanding. Individual purchasers of the Shares offered hereby will be minority stockholders of the Company, and although entitled to vote on any matters that require stockholder approval, will not necessarily control or significantly influence the outcome of such matters. Accordingly, the current stockholders will likely be able to elect all of the directors of the Company and otherwise direct the affairs of the Company. In this regard, there is no cumulative voting in the election of our directors. Prior to this offering, the existing management owns a total of 19,385,080 shares or 76.42% of the currently issued and outstanding shares of the Company's Common Stock, and after this offering this will constitute 71.04% of such shares.

10. **Rapid technology changes may result in inability to stay competitive and innovative. Our competitors could develop products or technologies that could make our products or technologies non-competitive, which could negatively affect sales, financial results from operations and stockholder value.** Our products are subject to risks associated with technological change in an area targeted by large companies in a major industry for new products. There can be no assurance that our competitors will not succeed in developing and patenting products that are more effective than any which have been or are being developed by us, or improvements to our product (thus impeding further development of the products by us). In addition, the technology incorporated in our products is characterized by change, and developing industry standards may result in product obsolescence or short product life cycles. Accordingly, our ability to compete will be dependent on introducing future products to the market place in a timely manner and on enhancing and improving such products. There can be no assurance that we will be able to develop innovative new products to keep pace with technological developments or that our products will not become obsolete.

11. **We depend on skilled personnel to operate our business effectively in a rapidly changing market, and if we are unable to retain existing or hire additional personnel, our ability to develop and sell our products could be harmed.** Our success will be largely dependent on the personal efforts of our officers, directors and other key personnel. Competition within the industry for qualified employees and consultants is substantial, and the loss of key personnel or the inability to attract and retain additional skilled personnel required for our activities could put us out of business. There can be no assurance that we will be able to hire or retain such necessary personnel. We do not maintain key-man life insurance on any of our management.

12. **There is a limitation of liability of Directors and Officers of the Company which may hamper the ability of stockholders to collect monetary damages from our directors and officers.** As authorized by applicable corporate law (the "Corporation Statute"), our Articles of Incorporation provide that no Director or Officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders, except for liability for any breach of duty based upon an act or omission that involves intentional misconduct or a knowing violation of law, conduct resulting in an unlawful distribution of the Company's assets in violation of the Corporation Statute or any transaction for which such person will receive a benefit in money, property or services to which such person is not legally entitled. The effect of the provision in the Articles of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a Director or Officer for breach of duty of a Director

or Officer (including breaches resulting from negligent or grossly negligent behavior) except in the situations described above. This provision does not omit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or a rescission in the event of a breach of a Director(s) or Officer's duty. In addition, the Articles of Incorporation provide that if the Corporation Statute is amended to authorize the further elimination or limitation of the liability of a Director, then the liability of the Directors and Officers shall be eliminated or limited to the fullest extent permitted by the Georgia Act, as amended. These provisions will not alter any liability of Directors and Officers under federal or state securities laws. The foregoing provisions and agreements may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from Directors and may discourage litigation against Directors, which is its purpose.

13. **Due to lack of funds, we have been unable to secure any patents to date. If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could damage our ability to compete in the market, our financial results from operations and stockholder value.** We expect to rely in part on patents, trade secrets, non-disclosure agreements and copyrights for protection of the intellectual property rights surrounding our Mobile Service Robots and its peripheral software. There can be no assurance that the crucial claims under any future patent applications will ultimately be granted or that the patents will issue, either domestically or internationally, protection; that all critical aspects of our products will be covered by patents; that our products do not and will not infringe on the patent rights and copyrights of others; or that others will not make use of certain of our technologies. There can be no assurance that future patents and copyrights, if any, would be deemed valid if tested or that we would have sufficient resources to adequately prosecute claims against those who may infringe upon any patents that may be granted to us. We have not filed any intellectual property patent applications to date.

14. **Confidentiality and nondisclosure arrangements will only give us limited protection. If other companies make use of our technology for pecuniary gain, this could be detrimental to our profitability and stockholder value.** We expect to rely on confidentiality and nondisclosure arrangements with our product-development suppliers, employees, directors, consultants, licensees and other entities engaged in development of our Mobile Service Robots and expect to continue to enter into confidentiality agreements with our employees and suppliers. Nonetheless, there can be no assurance that we will be able to obtain confidentiality and nondisclosure agreements from all persons from whom we seek them; that courts would grant us remedies under them that are necessary to protect us, or hold that they are enforceable, in critical circumstances; that other companies will not acquire and make use of information which we consider to be proprietary; that we will then have the resources to enforce these agreements; or that any attempt to enforce them would be successful.

15. **Our internal budgets and forward-looking information are uncertain. Accordingly, if actual results are less than forecast, there would be detrimental financial results for us and a decrease in stockholder value.** Although we have prepared our internal budgets and our other forward-looking information, some of which is reflected in the accompanying disclosure materials, in accordance with the best of our knowledge and belief. However, there will be differences between the projected and actual results because events and circumstances frequently do not occur as expected. Those differences may have a detrimental financial impact on us. Our forward-looking information is based on a number of estimates and assumptions that, though considered reasonable by our management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of our company or our management and upon assumptions with respect to future business decisions, which are subject to change.

Accordingly, there can be no assurance that the anticipated results will be realized, and actual results may vary from those projected. If actual results are lower than those anticipated, or if the assumptions used in formulating the projections are not realized, the Company's ability to achieve a reasonable rate of return on its capital stock for its investors in terms of dividends or appreciation in value may be adversely affected.

16. **We do not intend to pay dividends in the foreseeable future, therefore you may never see a return on your investment.** Payment of dividends on the Common Stock is within the discretion of the Board of Directors and will depend upon our future earnings, if any, our capital requirements, financial condition, and other relevant factors. Because we are in the development stage and expects to employ all of our resources in the furtherance of our business, we does not intend to declare or pay any dividends, or make other distributions, on our Common Stock for the foreseeable future.

17. **Immediate and substantial dilution will occur for investors who will receive an immediate reduction in the price paid for their common stock.** Investors in this offering will experience immediate and substantial dilution. Dilution represents the difference between this offering price and our net tangible book value. The net tangible book value of our company is the aggregate amount of our tangible assets (total assets less intangible assets and liabilities). The net tangible book value per share represents our net tangible book value, divided by the number of shares of Common Stock outstanding. If the maximum amount of Common Stock in this offering is not sold, dilution will be greater, as the offering expenses, which would not decrease proportionately, will be allocated over a smaller number of shares. Note: Additional dilution may result from the issuance of additional shares of Common Stock or from the exercise of options or warrants. In this regard, we have granted or reserved shares for granting options and warrants to directors, officers, employees, consultants, lenders and investors to purchase an aggregate of 500,000 shares of Common Stock. In the event these persons elect to exercise all or part of these securities, this will have the effect of diluting the ownership interest of existing shareholders and may have the effect of diluting the net tangible book value per share of the then outstanding shares of Common Stock.

18. **There is no current public market for our common stock and until one develops, Investors will have difficulty in liquidating their investments.** There is currently no public market for our Common Stock and there can be no assurance that a public market will develop in the future. As a result, Investors may be unable to dispose of their investment at the time they desire to do so. The Shares offered hereby have been qualified with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and Regulation A promulgated there under and, as such, the Shares purchased in the Offering will be freely tradable under the federal securities laws. However, the Shares have been registered in only a limited number of states and, under the laws of most states, the Shares purchased in this Offering may not be subsequently sold or otherwise transferred to persons who are residents of any state in which the Shares have not been registered unless they are subsequently registered or an exemption from the applicable state's registration requirements exists with respect to such sale or transfer. Following the Offering, we will be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934 (the "1934 Act"). The vast majority of all broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in our securities, and as they continue making the market, we must provide these broker-dealers with current information about the Company. We plan to distribute current information to broker-dealers to generate adequate interest in making a market in our securities. However, the absence of a firm underwriter, the relatively small size of the

Offering and the nature of our company as a "non-reporting" issuer translates into the possibility that a regular trading market will not develop, or that if developed, it will not be sustained.

19. **We may encounter difficulties managing our planned growth, which could damage our business and could result in decreasing revenues and earnings as well as a decrease in stockholder value.** We expect to see rapid growth and an increase in management and operational responsibilities. To accommodate this growth and to compete effectively and manage future growth, we will be required to continue to implement and improve our operational, financial and management information systems and to expand, train, motivate and manage our work force. There can be no assurance that our personnel, systems, procedures and controls will be adequate to support our operations. Any failure to do so could have a material adverse effect on our financial condition and results of operations. We may not be able to survive under these adverse conditions.

20. **"Penny Stock" rules may make buying and selling our securities difficult which may make our stock less liquid and make it harder for investors to buy and sell our shares.** The Commission recently adopted rules that regulate broker-dealer practices in connection with actions in "penny stocks." Penny stocks generally are equity securities with a price of less than \$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our Common Stock becomes subject to the penny stock rules, investors in this Offering may find it more difficult to sell their shares. In any event, any broker-dealer who participates in selling Shares in the Offering will have to do so in compliance with the penny stock rules.

Dilution

The net tangible book value of the Company as of June 30, 2004, was \$<87,936> or \$<0.00346> per share of Common Stock. The net tangible book value of the Company if only a nominal amount (160,000 shares) are sold from this offering would be \$252,064 or \$0.00987 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities and preferred stock) by the number of outstanding shares of Common Stock.

The net tangible book value of the Company if the maximum amount of 1,920,000 shares are sold from this offering would be \$4,332,064 or \$0.15869 per share of Common Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities and preferred stock) by the number of outstanding shares of Common Stock.

	As Adjusted(1)	As Adjusted(2)
Public offering price per share	$ 2.50	$ 2.50
Net tangible book value per share before offering	<0.00346>	<0.00346>
Increase per share attributable to new stockholders	0.0133	0.162
As Adjusted net tangible book value per share after offering	0.0099	0.159
Dilution per share to new stockholders	$<2.49>	$<2.34>
Dilution per share to new stockholders	99.48%	93.68%

(1) Nominal Amount (160,000 shares) sold from this offering.
(2) Maximum amount (1,920,000 shares) sold from this offering.

The following table summarizes, as of June 30, 2004, the difference between the existing shareholders and the new investors (at the public offering price of $2.50 per share and assuming 1) nominal sales of 160,000 shares and 2) a maximum of 1,920,000 shares being offered hereby are purchased with respect to the number of shares purchased from the Company, the total consideration paid, and the average price.

	Shares Purchased		Total Consideration		Average Price
1) Nominal Sales	Number	Percent	Amount	Percent	Per Share
Existing stockholders	25,378,950	99.37%	$ 2,527,872	86.34%	$ 0.0996
New stockholders	160,000	.63%	$ 400,000	13.66%	$ 2.50
Total	25,538,950	100.00%	$ 2,927,872	100.00%	$ 0.1239

	Shares Purchased		Total Consideration		Average Price
2) Maximum Sales	Number	Percent	Amount	Percent	Per Share
Existing stockholders	25,378,950	92.97%	$ 2,527,872	34.50%	$ 0.0996
New stockholders	1,920,000	7.03%	$ 4,800,000	65.50%	$ 2.50
Total	27,298,950	100.00%	$ 7,327,872	100.00%	$ 0.2684

PLAN OF DISTRIBUTION

The Company is offering to sell up to 1,920,000 newly issued Shares at a price of $2.50 per share. The Offering will begin on the date of this Offering Circular and continue for one (1) year or until all of the Shares are sold on a first-come, first-served basis, subject to the Company's right to refuse subscriptions in its sole discretion, or such earlier date as the Company may close or terminate the Offering. The minimum investment for the Offering is 400 shares ($1,000).

Pursuant to Rule 3a4-1 of the 1934 Exchange Act the Shares will be offered and sold by R. Martin Spencer and Elaine G. Spencer, officers of the Company. The Company reserves the right to use registered NASD broker/dealers on a best efforts basis, subject to regulatory approval as selling agents and anticipates that a commission not exceeding 10% and a 3% non- accountable expense allowance will be paid on any such sales - See "Best Efforts Sales Agreement" in the Exhibits. In the event the Company makes arrangements with any underwriters, broker or placement agent subsequent to the date of this Offering Circular, the Company will file with the Commission a post-qualification amendment to the Offering Statement, of which this Offering Circular is a part, identifying such broker/dealer(s) and providing other required information with respect to the distribution of the Shares by such broker/dealer(s).

Demonstrations of the Robot

Additionally, plans will be made to attend local computer/high technology shows, within the state of Georgia, so that the MSR technologies can be demonstrated in action under real world situations. At these shows, if an individual expresses serious interest in the Company and its MSR technologies, they will be give a qualified Offering Circular and directed to the website for further information.

Once escrow has been met, the Company will have funds to pursue a national publicity sales effort. Depending on which states show the greatest interest, and which states readily accept this Offering Circular, will determine whether the Company will register in that state.

Mailings to Affluent Households

In the event the Company does not use an NASD-registered broker/dealer in connection with this offering, it may offer its common stock pursuant to a bulk mailing of Offering Circulars to households in certain affluent neighborhoods.

No officer or director of the Company intends to purchase shares in this offering.

All funds paid will be held in escrow pending the sale of 160,000 Shares ($400,000) which is the minimum amount offered. All proceeds will be deposited in escrow with John W. Ringo, Attorney at Law, Marietta, Georgia. Unless 160,000 Shares are sold within one year of the effective date of the offering, the offering will be withdrawn and the funds will be returned promptly to purchasers without interest or deduction.

To subscribe for Shares, each prospective investor must complete, date, execute and deliver to the Company a subscription agreement and must have paid the purchase price of the Shares subscribed for by check payable to: John W. Ringo, Escrow Agent for GeckoSystems, Inc. See "Subscription Agreement" located at the back of the Offering Circular and in the Exhibits

The Company reserves the right to reject any subscription in its entirety or to allocate Shares among prospective investors. If any subscription is rejected, funds received by the Company for such subscription will be returned to the subscriber without interest or deduction.

Within ten business days of its receipt of a subscription agreement accompanied by a check for the purchase price, the Company will send by first-class mail a written confirmation to notify the subscriber of the extent, if any, to which such subscription has been accepted by the Company. Not more than sixty calendar days following the mailing of its written confirmation, a subscriber's common stock certificate will be mailed by first-class mail. Proceeds from this Offering may be used before an investor actually receives the common stock certificate evidencing such investment.

The Company's plan for providing liquidity to its stockholders is by developing a public market for its Common Stock. After completion of this offering, management intends to file Form 10-SB to become a registered public company. Upon successful registration, the Company will file with the NASD to become listed on the Over-the-Counter Bulletin Board.

However, there can be no assurance that the Company will sell the minimum required to break escrow or will ever achieve listing on any stock exchange. Prior to the Offering, there has been no public trading market for the Common Stock. Therefore, investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

CAPITALIZATION

Below is the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount

	Amount as of:	As Adjusted	
	June 30, 2004	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$ 169,886	$ -	$ -
Long-term debt (average interest rate: NA)	-	-	-
Total debt	$ 169,886	$ -	$ -
Stockholders' equity (deficit):	$ (87,936)		
Preferred stock — par or stated value (by class of preferred in order of preferences)	NA	NA	NA
Common stock — no par or stated value	$ 2,527,872	$ 2,527,872	$ 2,527,872
Additional paid in capital	$ -	$ 400,000	$ 4,800,000
Retained earnings (accumulated deficit)	$ (2,615,808)	$ (2,615,808)	$ (2,615,808)
Total stockholders' equity (deficit)	$ (87,936)	$ 312,064	$ 4,712,064
Total Capitalization	$ (87,936)	$ 312,064	$ 4,712,064

DESCRIPTION OF BUSINESS

The Company was incorporated in Georgia on December 20, 1999, for the purpose of developing low cost mobile service robots (MSRs) appropriate for personal, business and government use. At present there are seven full time and four part time employees.

(1) Business Development

Business development during the last 3 years has consisted primarily in the research and development of this low cost, high volume manufacturable mobile service robot and the artificial intelligence software sufficient for automatic self navigation, patrolling and errand running.

There has been no bankruptcy, receivership or similar proceedings against the Company. Additionally, there has been no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets.

(2) Principle Products

The Company recognizes a number of target markets and has developed, or is in the process of developing, MSRs appropriate for the following markets. They are:

- Consumer (family care and home security)
- Business (healthcare, commercial vacuuming, and security)
- Government (Law Enforcement/Homeland Security)

Below is a brief description of these products and their applications:

The CareBot^tm^

Family Care

The CareBot MSR is a man-rated[1] servant class[2] mobile robot capable of automatic self-navigation. It can provide caregivers remote surveillance and monitoring capabilities by way of Internet webcam (video conferencing) technology. It has a battery life of 15 to 25 hours, without recharging. It may carry payloads up to an additional 100 pounds. It may provide a cost effective alternative to babysitters, nursing homes, assisted living and other environments where loved ones need "looking in on." This is MSR product is developed and ready for marketing and manufacturing.

Home Security

The CareBot MSR can be equipped with sensitive microphones, body heat IR[3] detectors, and sonar equipment that can be set to detect the presence of an intruder. The robot can station itself on patrol, near potential entry points and listen for the sounds of breaking glass, locks being picked, or doors being broken.

The CareBot's radio frequency computer network (WiFi[4]) link to the base personal computer allows a wide variety of powerful responses to any attempted break-in. The robot can sound a loud alarm or even give a spoken warning to a potential thief. If the base PC is equipped with a modem, the police can be called automatically. The owner of the home can also be paged. If this CareBot is equipped with an optional digital video camera, it may also record the break-in on the computer giving the police evidence of the crime in progress as well as images of the thief.

The DocBot™

TeleMedicine/TeleHealth

The Company's MSRs augmented for telemedicine allow health care professionals to remotely consult with patients and health care providers thereby giving vital, cost effective, confidential medical services at virtually any location, rural or urban, national or international. All the basebot technologies are developed for this product. Add on upgrades for enhanced functionality, such as high resolution pan/tilt video cameras, are available "off the shelf." (Ready for usage from long standing and numerous suppliers.)

Channel partners in the professional healthcare industry may value add with the addition of blood analysis and fax machines such that doctors may remotely request the nurse to draw the blood for analysis on board the DocBot. Results would be sent by way of the Internet to the physician such that they might review. Using an onboard fax machine, the doctor could then send written medical orders and prescriptions to the patient's bedside in a timely and cost effective manner. The DocBot reseller may also add their own custom software integrating the DocBot's data into the main Information System of the healthcare provider.

Using high quality cameras and data transfer, medical data, radiological images, sounds and patient records can be transferred from one site to another, thereby permitting physicians to consult with colleagues and others.

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[1] The physical capability of an adult male person. This would include the ability to lift as well as range of ability to pickup and place what was lifted.
[2] the class of people in England that were servants in wealthy households.
[3] Infrared Radiation (IR) is given off by all bodies of mass invisible to the human eye. Since humans are warm blooded their body heat generates IR which may be detected through electronic means.
[4] the wireless networking of computer systems using the IEEE standard 802.11B/G.

Applications:

- Patient consultation, remote diagnosis and patient care
- Interactive distance learning medical programs
- Patient education seminars
- Administrative medical support with access to on-line records
- Home health care
- Enhance health care for patients in rural or remote locations

The SuperVacBot™

The Company is currently developing an MSR to facilitate entry into the automated vacuuming market for home and businesses. The primary benefit, especially for the commercial market, is the reduction of labor costs.

SuperVacBot MSR (Base unit specifications in addition to "basebot"):

- High power, commercial quality vacuum cleaner
- Automatic vacuuming
- Sufficient intelligence on board to detect low voltage and return to charger
- Failsafe if controlling system goes down
- Touch & distance sensors
  (sufficient to not vacuum dogs, cats, children, etc.)

The SecurityBot^tm^

Fully Autonomous Mobile Surveillance

The Company's SecurityBot MSR platform will be able to perform with a high degree of reliability and accuracy the following tasks with off the shelf upgrades:

- Customs inspections and detection of illegal/suspicious materials and containers. The Company's SecurityBot can be fitted with technologically advanced single and multiple sensor atmospheric monitors[5], smoke detectors, and sampling pumps [6]suited for use in the detection, identification and response to chemicals and vapors associated with weapons of mass destruction, chemical warfare agents, and toxic industrial chemicals. These are frequently called volatile organic compound (VOC) detectors and when used in fixed locations tend to be very expensive due to limited "reach."
- Battlefield Applications - remote reconnaissance
- Walking patrol or beat with a programmed or freeform patrol path

Airport Security & Surveillance will be able to utilize the mobility of the SecurityBot to help patrol concourses including assisting with passenger screening and identification. All the basebot technologies are developed for this product. Add on upgrades for enhanced functionality, such as VOC detectors, are available "off the shelf."

The SecurityBot reseller may also add their own custom software integrating the SecurityBot's data into the main Information System of the security company's commercial client for enhanced surveillance by the security force.

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[5]cutting edge, multi-purpose portable VOC detectors used for sampling the air to search for chemical traces (for example, hydrocarbon molecules indicating the presence of flammable fuels)

[6] an air pump which take in a pre-determined volume of air

(3) Distribution of Products

The Company's product distribution plan has several facets. Perhaps the most easily understood analogy is an automotive manufacturer that produces automobiles and trucks in many degrees of completion. For their retail dealer structure they produce complete cars and trucks. For the recreational industry they may produce truck chassis's for firms like Winnebago and others. For the Federal Government they often produce specialized automotive solutions.

In the case of the Company, our core and proprietary technologies presently encompass all that is required for a "basebot" to be produced. A basebot has the onboard power, locomotion system, sensor systems, that when coupled with our suite of software, enable a level of mobile autonomy and utility known as "loose crowd capable." The term "loose crowd capable" is used to communicate the minimum level of intelligence needed by a computer software guided machine to safely find open paths through crowds of people moving in many different directions without touching, or stressing, any persons in the these dynamic crowds. This level of automatic self navigation is necessary for MSRs, for example, to patrol as SecurityBots in shopping centers, airline terminals, etc. where "loose crowds" of pedestrians are routinely walking. This developed suite of basebot technologies enables our entire product line of MSRs to run unsupervised errands within a firm or household.

With our MSR's ability to carry over 100 pounds of additional payload, each reseller (whether vertical or consumer) can add any equipment they consider appropriate as long as it is under a hundred pounds and not requiring an inordinate amount of electrical power.

Given this base level of complete and demonstrable functionality, several markets will be approached in the following manner:

> In the vertical professional healthcare marketplace we will solicit existing firms to value add and resell our DocBot and SuperDocBot MSR platforms. In the commercial security marketplace we will solicit existing firms to add value and resell our SecurityBot MSR platforms through their distribution channels. In the defense industry we will solicit existing firms to add value and resell our MSR platforms to the Federal Government.
>
> Vertical markets[7] such as commercial healthcare, security and cleaning will be sold to commercial customers using OEM licensing and private labeling. These firms will presently have distribution in place for reselling to their customer base in that particular vertical marketplace. For example, Pyxis, Stryker, and EnvaCare presently sell into the vertical marketplace of commercial healthcare. They would value add by integrating our MSRs into their customer's (professional healthcare organizations) existing Information Systems, providing training, maintenance, upgrades, etc. Security firms such as Brinks, Cenuco, etc. would value add by integrating our MSRs into their customer's (commercial, non healthcare, organizations) existing Information Systems, providing training, maintenance, upgrades, etc.
>
> A commercial account for GSI would be a business purchasing an MSR for their own internal usage, and not for resale to their customers. Management believes similar vertical market reseller opportunities exist in commercial security and cleaning as well. Our Director of Marketing, Mr. Todd Dombrowski, has extensive sales and marketing experience in business to business application software.
>
> In the consumer electronics industry, we will retain manufacturer's representatives to sell our product line of CareBot MSR's to their dealers. These representatives will be paid a straight commission for their performance. These dealers will sell directly to the

[7] a user/product/service specific marketplace

consumer. These retail dealers will value add by selling and servicing our MSRs much like they do in selling copiers, laser printers, and other personal computer peripherals.

Consumer markets will be sold through personal computer retailers identified, qualified, and trained by GSI personnel and manufacturers representatives. They will be qualified according to their ability to effectively promote, sell, and service our product line of CareBot MSRs. Their employees will be trained, initially at their store location by GSI personnel, and later at convenient regional and GSI home office seminars. The sales training will include effective communication and demonstration of the features and benefits of ownership and usage of a CareBot MSR. The level of skill necessary for such training to be successful would be that of an appliance store, or consumer electronics, sales person of two years or more. The service training will include the maintenance, troubleshooting, upgrading, and general repair of CareBot MSR. The level of skill necessary for such training to be successful would be that of a copier, or laser printer repairman or technician with two or more years of experience.

Prospects and potential buyers for these computer retailers will be generated by GSI public relations activities and their own local advertising. Those interested individuals, responding to the PR and advertising would be qualified as to ability to pay and use the MSR beneficially and then sold by that store's employees. Our President, Mr. Martin Spencer, has extensive sales and marketing experience in wholesale and retail consumer electronics distribution.

(4) Manufacturing of Products

Due to the existence of the PC industry manufacturing infrastructure both domestically and in the Pacific Rim, GSI will be able to outsource all manufacturing. Highly qualified and certified (ISO 9001)[8] contract manufacturers have been identified domestically and are interested in our production requirements.Industrial Electronics Services, Inc. (IES) of Gray, Tennessee, has indicated a high level of interest in the complete manufacturing, testing, warehousing, and shipping processes necessary to build complete MSRs. A letter from them stating their readiness and our understanding with them is in Exhibit(b). IES expects to subcontract the aluminum frame fabrication, some plastic molding, and miscellaneous machine shop fabrication work. Most of the contract manufacturers contacted over the last two years have indicated that due to the hardware simplicity of our MSR product line, that they are confident of their ability to produce over 1,000 per month in three to four months very cost effectively. Our initial quantities will probably be only twenty-five to fifty MSR's per quarter. Our Director of Hardware Development, Mr. Ben Garcia, has extensive manufacturing experience in consumer electronics for an international corporation.

At this time, the only Pacific Rim manufacturer we have contacted directly is VIA, Inc. We purchased an off the shelf product from them that they produce several tens of thousands annually. This is within their Mini-ITX[9] personal computer mother board product line. They manufacture primarily in Taiwan.

Due lack of funds sufficient to finance work in process and/or accounts receivable, no contracts have been entered into with any supplier.

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[8] ISO 9001 is a quality assurance model developed by the International Organization for Standardization in Geneva, Switzerland. It is made up of 20 sets of quality system requirements and is applied to organizations that design, develop, produce, install and/or service products. Organizations that are ISO 9001 certified are expected to apply and meet all requirements of the model and are routinely inspected by the International Organization for Standardization for compliance and recertification.

[9] Mini-ITX is an industry standard for a complete, personal computer (PC) on a circuit board that is 170 millimeters (6.7 inches) by 170 millimeters (6.7 inches). It is fully compatible with software and hardware targeted at standard PCs with the benefits of reducted power consumption, smaller size and quiet operation. Mini-ITX single board computers are manufactured by VIA Technologies, Inc., IBSE Technology, Inc. and others.

(4) Effects of Government Regulations

At this time no government approval that management is aware of is needed

(5) Amount Spent on Research and Development

In accordance with GAAP (generally accepted accounting principles), research and development activities cost $549,235 for fiscal year ending June, 2003 and $51,678 for fiscal year ending June, 2004.

(6) Plan of Operation

As depicted in the "Use of Proceeds (Minimum $400,000 Raised)" this should be sufficient for GSI to attain positive cash flow and/or profitability. Should the $400,000 minimum not be raised within a one year time period, GSI has secured a Letter of Commitment from one of its officers for a loan for $24,000 which should be sufficient to insure the survival of the enterprise. (See the Exhibits for this Letter of Commitment).

At this time Management is not considering any acquisition by a larger firm nor has it identified or had any discussions with firms it would like to acquire.

DESCRIPTION OF PROPERTY

The Company Headquarters is located in the home office of Martin Spencer at 1640B Highway 212, SW, Conyers, GA 30094.

The Company Research and Development facility is located at 1445 Old McDonough Highway, SE, Suite I8, Conyers, GA 30094. This is a leased 1200 sq. foot office space with monthly rent of $801.00.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this offering circular the Company employed a total of eight employees. Of such employees, six are full-time and two are part-time, including five in research and development, two in marketing and sales and one in administration. If the need arises for additional research and development employees and we are unable to hire qualified employees in a timely manner, we may outsource non-critical research and development projects to third parties. None of our employees are represented by a union or covered by collective bargaining agreements. We believe that our relations with our employees are good. We have entered into employment agreements with our Key Employees.

COMPANY MANAGEMENT

COMPANY ORGANIZATION



Edmond L. Lamb
Chairman of the Board
R. Martin Spencer
President, CEO
Elaine G. Spencer
Secretary/ Treasurer
Linda K. Paulson
Director
Todd Dombrowski
Director of Marketing
Ben L. Garcia
Director of Hardware Development
R. Martin Spencer
Acting Director of Software Development
Leroy E. Teske
Director of Manufacturing
James Henson
Webmaster
David Boucugnani
Senior A.I. Roboticist
Chris Trickler
Senior Software Roboticist
Dick Olson
Software Roboticist
Kokleong Loke
EE Roboticist
John Hutchison
Hardware Roboticist

The following are brief biographies of the directors and management team of the Company:

Edmond L. Lamb, 82, Chairman of the Board

Mr. Lamb joined GeckoSystems, Inc. in December, 1999 as a Director, bringing more than 40 years of national and international business experience. Mr. Lamb's expertise spans the commercial aviation, media & broadcasting, transportation & logistics, and retail industries throughout U.S., Asia, and Europe, with an emphasis on the Pacific Rim area. In the summer of 2003, he was elected by a majority of the stockholders to Chairman of the Board.

From January 1983 to 2002, Mr. Lamb held numerous senior level management positions both serially and concurrently. Mr. Lamb served as:

> President & CEO of Oriental Products, Inc., a children's clothing apparel import/export company specializing in Pacific Rim importing. He sold the business in 2001.
>
> Assistant to the President, American Chinese Television, Inc., from 1999 to 2002, a Chinese language cable TV station located in southern California.

Vice President, Marketing, for Yih-Dah U.S.A., Inc., from 1983 to 2001, a mainland China manufacturer and exporter of children's clothing.

Assistant to the President, J&H International Development, Inc., from 1999 to 2002, an importer of Chinese medicines. Under Mr. Lamb's direction, J&H International Development successfully completed their clinical trials and FDA approval for cancer research.

Prior to 1983, Mr. Lamb was a commercial pilot for the International Red Cross, serving their humanitarian airlift work in Biafra and South Africa. He flew for the U.S. Air Force in Vietnam. He notably participated in the orphanage evacuation from Saigon during the final days of the U.S. presence in Vietnam. During World War II, he was a decorated bomber pilot serving the U.S. Army Air Corps in both the European and Pacific theatres.

R. Martin Spencer, BS, MBA, 56, CEO, President & Director

Business Career Overview:

Founder, Gecko Systems, Inc., Georgetown, TX – 1999 to present

Principal, Spencer & Associates, Georgetown, TX – 1997 to 1999

Prior to founding GSI, he consulted regarding sales, marketing, and decision systems as principal in Spencer & Associates. His notable clients in this time period included Apple Computer, Inc. and Applied Materials, Inc.

Vice President of Marketing, and CFO, Cosmos International, Inc.; Chatsworth, CA – 1993 to 1997

Responsible for all financial and accounting compilation and reporting. Utilized computerized accounting and financial methodologies.

Manager, Diversification and Strategic Planning, Hughes Aircraft Co.; Los Angeles, CA – 1989 to 1993

Reporting to senior management, managed internal commercial business, cross-functional, development team comprised of engineering, operations, and sales personnel. (10 to 12 associates). Investigated, analyzed, and forecasted four commercial diversification opportunities for Hughes.

Director of Marketing, Schaeffer Magnetics, Inc.; Chatsworth, CA – 1987 to 1989

Performed extensive market research using self-developed decision support tool. Completed internal capabilities analyses and various competitive and industry environment analyses.

Regional Manager, Harmonic Drive Division of Emhart Corporation; Boston, MA – 1982 to 1987

Managed seven state sales region assisting manufacturing automation engineers and designers in their development of robotic systems.

Robotics Career Overview:

Mr. Spencer designed and built numerous tele-operated personal robots in the early 1960s. He was Vice President of the Atlanta Robot Club, 1984, and President, 1985.

While employed by Harmonic Drive, he supported industrial robotics research and development for IBM's R&D for their first commercial, industrial robot, the Enterprise and Texas Instruments' R&D for their 5th generation industrial robots.

Also during his tenure at Harmonic Drive, he supported academic robotics research and development supported at the University of Florida, Gainesville, Georgia Institute of Technology, and Clemson University.

Education:

Mr. Spencer graduated from Georgia State University in 1982 with a B.S. in Mathematics and a minor in Physics and Marketing. In 1987 he graduated from Georgia State University's Executive MBA program.

Elaine G. Spencer, BS, 56, Treasurer/Secretary & Director

Ms. Spencer joined GeckoSystems, Inc. in December, 1999 bringing 30 years of Business Administration expertise. Ms. Spencer is responsible for managing the daily operations of the Company. This includes: corporate communications, inventory control, facilities management, and financial transactions. As Corporate Secretary/Treasurer, Ms. Spencer also records minutes and notes from all Board of Director and Shareholders' meetings.

Prior to joining GSI, Ms. Spencer spent ten years in the academic environment as a senior staff member at California State University, Northridge, CA and Southwestern University, Georgetown, TX. At both universities she held highly responsible positions assisting faculty and supervising students in multi-cultural environments.

During her eight years at California State University, Northridge, **(1987-1995),** Ms. Spencer was assistant to the Chairman of the Sociology Department, provided support to the faculty in the School of Business, and helped in the operation of the University's library with a collection of over one million volumes.

During her tenure at Southwestern University, **(1996-1999),** she was assistant to the Director of International Programs and also provided support to a number of departmental faculty members.

Prior to her academic experience, Ms. Spencer worked for Delta Air Lines and Pratt and Whitney Aircraft as an administrative assistant. Both of these responsible positions required keen organizational skills, attention to details and a self-starter.

Education:

Ms. Spencer graduated from Georgia State University in 1985 with a B.S. in Psychology and a minor in Management.

Linda K. Paulson, BS, MBA, 50, Director

Ms. Paulson joined GeckoSystems, Inc. in July, 2004, as a Director, bringing more than 30 years of experience in the healthcare industry. Her expertise includes nursing, sales, management, and product development.

Ms. Paulson presently works for Alexian Village of Milwaukee, Milwaukee, WI as Vice President of Business Development. Her responsibilities include research, development and implementing new programs and services that service the defined community. She has direct operational responsibility for marketing, sales and outreach.

From 2001 to 2004 Ms. Paulson was Assistant Vice President – Corporate Program Development for Alexian Brothers Hospital Network (ABHN), Elk Grove Village, IL. Her responsibilities were coordinating and implementing new system programs across four Illinois hospitals: (Alexian Brothers Medical Center, St. Alexius

Medical Center, Alexian Brothers Mental Health Hospital and Rehabilitation Institute of Chicago at Alexian Brothers Rehabilitation Hospital.) Ms. Paulson was responsible for initiating strategic development, feasibility analysis and pro forma development and implementation to expand the presence of ABHN in its primary and secondary markets.

From 1992 to 2001 Ms. Paulson worked as an independent consultant providing consulting services to health care clients. Her primary focus was in the areas of program development, operational improvements and billing optimization, concentrating in the areas of home health care, third party billing assessment and improvement and durable medical equipment.

From 1988 to 1992 Ms. Paulson was Vice President of Operations for General Health Corporation in Baton Rouge, Louisiana. She had complete operational responsibilities for three divisions within General Living Centers: Advanced Medical Concepts, InterLink Pharmacy, and two divisions of the Medical Personnel Pool.

From 1975 to 1988 Ms. Paulson served in a variety of clinical and management roles in Milwaukee and Houston area hospitals. Her clinical experience focused on adult critical care and emergency room.

Education:

Ms. Paulson received a diploma in Nursing from the Milwaukee County General Hospital School of Nursing in 1975. In 1982 she earned a B.S. in Nursing from Milton College in Milton, Wisconsin and in 1998 earned an MBA in Finance from Benedictine University, Naperville, IL.

Ben Garcia, BS, 39, Director of Hardware Development, B.S.E.E.

Mr. Garcia joined GeckoSystems, Inc. in September, 2002, bringing over 14 years of knowledge in the engineering, development, support and marketing for the international consumer electronics and automation industries.

Mr. Garcia's broad array of expertise includes: product development including software development, hardware development, firmware, prototyping, testing, debugging, productization and manufacturing.

Prior to joining GSI's senior management team, from 2000 to 2002, Mr. Garcia was principal of Garcia and Associates, an electrical engineering consulting firm specializing in real time systems design and development.

Mr. Garcia was responsible for research and development for DENON Active Media **from 1987-2000.** DENON Corporation is a subsidiary of Nippon Columbia Co. Ltd / Hitachi Corporation of Japan, and is involved in design, and manufacturing of high-end consumer and professional electronics products. Starting in 1996 as Director of Engineering, Mr. Garcia directed the company's large R&D initiative for motion video, DVD and anti-piracy development. Mr. Garcia was responsible for the design, development, and testing, process integration and manufacturing of hardware and media systems.

Mr. Garcia holds two U.S. Patents in the field of optical data storage. Patent #5,359,725 is for the method of multiple operating system support from a single optical disc, and Patent #6,646,967 is for a unique copy protection system to deter piracy on optical disc products.

Education:

Mr. Garcia received his BSEE from the New Jersey Institute of Technology in Newark New Jersey in 1987.

Todd Dombrowsi, BS, 39, Director of Marketing

Mr. Dombrowski joined GeckoSystems, Inc. in May, 2003 bringing over 15 years of industry experience in both technology start-ups and multinational software companies. Mr. Dombrowski is responsible for the strategic marketing and implementation of GSI's business development effort.

At the beginning of Mr. Dombrowski's career he pioneered the use of word processing software used by major corporations. During his tenure at Lotus Corporation he was instrumental in developing new business with several Fortune 500 corporations. When IBM acquired Lotus, Mr. Dombrowski continued in a senior role developing strategic business relationships with application software as the primary product. He was with Lotus and IBM from 1982-1995.

From 1995-1999 Mr. Dombrowski worked for an international software firm, Intacta, developing strategic relationships with major corporations such as the Wall Street Journal. Upon leaving Intacta in 2000 he began his own consulting firm, Acumen Concepts. As principle he has developed strategic business development plans for several technology companies. At the present time, Mr. Dombrowski maintains his consulting firm and is expected to join GeckoSystems full time when the necessary funds are available.

Leroy E. Teske, BS, 58, Director of Manfacturing

Mr. Teske joined GeckoSystems, Inc. in January, 2003 bringing over 15 years experience in high volume electronics product qualification testing and manufacturing testing. Using VB.Net he assisted in developing GeckoZap, a graphic user interface for robot testing.

Prior to joining GSI, Mr. Teske worked for Scientific-Atlanta, Inc. from **1999-2002** in the capacity of an R&D Test Engineer. Scientific-Atlanta is a leading global manufacturer and supplier of products, systems and services that help cable companies connect consumers with a world of integrated, interactive video, data and voice services. There he implemented tests for complete projects involving chassis, power supply, fan controls, digital electronic module controls and digital system monitoring to provide timely shipment of consumer and commercial product systems.

From **1984-1999** Mr. Teske was employed by Hayes Microcomputer Products, Inc., a high volume manufacturer of commercial and consumer computer networking systems as their Principle Manufacturing Test Engineer. He was responsible for support of the Manufacturing Functional Test area which included supervising the Test Equipment Technicians. He was responsible for support of the Firmware Programming Lab, Diskette duplication Lab, Barcode scanning equipment, and Manufacturing label printing systems.

Education:

Mr. Teske received a Bachelor of Electronics Engineering from Missouri Institute of Technology, Kansas City, Missouri.

His technical training includes VERILOG programming, JTAG Boundary scan design, "C" programming, and SONET communications.

Employment Policy

All employees will execute an employment agreement, a non- disclosure agreement, a non- compete agreement. They will be paid "top of market range " salaries or wages. They will receive premium benefits and stock options. The stock option plan will be developed and implemented post offering.

The Company has entered into employment agreements with its key management personnel, namely;

- Martin Spencer.
- Elaine Spencer
- Ben E.Garcia
- Todd Dombrowski
- Leroy E. Teske

Director Compensation

The Company does not currently compensate its directors for their service on the Board of Directors, however it intends to develop a director compensation program comparable to similar sized enterprises.

Indemnification of Directors and Officers

The Company's Articles of Incorporation and Bylaws provide for indemnification of the directors and officers of the Company for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth certain information concerning the remuneration paid by the Company to each of its officers for services rendered in all capacities during the period January 1, 2003 through June 30, 2003 and accrued compensation through June 30, 2003. An estimate of annualized compensation for the full calendar year of 2004 is also presented.

Name of Individual & Capacities in Which Remuneration was Received	Aggregate Paid Year Ended 2001	Remuneration June 30, 2002-June 30, 2003	Compensation Accrued as of June 30, 2003	Annual Compensation for 2004
R. Martin Spencer President & CEO	$0	$0	$0	$84,000
Elaine Spencer Secretary/Treasurer	$0	$0	$0	$28,000
Total	$0	$0	$0	$112,000

No executive compensation for the above two officers has been accrued or deferred due to the financial inability of the Company to pay these amounts.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Company's common stock as of June 30, 2003, with respect to each director and officer, all directors and officers as a group, and any person who is known to the Company to be the beneficial owner of more than 5% of the Company's common stock.

Name and Address of Owner	Number of Shares Before Offering	Percentage Before Offering	Number of Shares After Offering	Percentage After Offering (1)
Edmond L. Lamb 450 South Oxford Avenue, #206 Los Angeles, CA 90020	751,000	2.96%	751.000	2.64%
R. Martin Spencer 1640 Highway 212, SW, Conyers, GA 30094	14,389,080	56.7%	14,389,080	50.68%
Elaine G. Spencer 1640 Highway 212, SW, Conyers, GA 30094	4,245,000	16.7%	4,245,000	14.94%
As a group	19,385,080	76.42%	19,385,080	71.04%

(1) Assumes all of the Shares offered in this Offering are sold.

Eligibility for Future Sale

All of the 25,378,950 shares of Common Stock currently held by individual investors as of June 30, 2003 were received in a private placement not involving any public offering and, therefore, are deemed "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). As such, these shares may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act. Generally, Rule 144 permits resale's of such "restricted securities" without registration provided **(a)** adequate information concerning the issuer is publicly available, **(b)** at least one year has elapsed since the full purchase price was paid for such securities, **(c)** the amount of securities sold within any three month period does not exceed the greater of **(i)** 1% of the then outstanding shares of Common Stock of the Company or **(ii)** the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale, and **(d)** the sales are made through "broker's transactions" or other specified manners of sale. A person who holds "restricted securities" for two full years and is not an "affiliate" of the Company may sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been an "affiliate" for the three months preceding such sale.

In addition, Rule 144A, as currently in effect, permits unlimited resale's of certain restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker/dealer that owns and invests $10 million in securities. Rule 144A allows the existing stockholders of the Company to sell their shares of Common Stock to such institutions and registered broker/dealers without regard to any volume or other restrictions.

DESCRIPTION OF CAPITAL STOCK

Company Common Stock

The Company was incorporated under the laws of the State of Georgia. The Company is authorized to issue 50,000,000 shares of Company Common Stock, of which 26,491,450 shares were issued and outstanding. The Company's Board of Directors may at any time, without additional approval of the holders of Company Common Stock, issue additional authorized but previously un-issued shares of Company Common Stock.

Dividends. Holders of the Company's Common Stock are entitled to receive dividends ratably when, as and if declared by the Company's Board of Directors from assets legally available therefore, after payment of all dividends on preferred stock, if any is outstanding. The declaration and amount of future dividends will depend on circumstances existing at the time, including the Company's earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as the Company's Board of Directors deems relevant.

Preemptive Rights. The holders of the Company's Common Stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by the Company before such securities are offered to others. The absence of preemptive rights increases the Company's flexibility to issue additional shares of the Company Common Stock in connection with acquisitions, employee benefit plans and for other purposes, without affording the holders of the Company's Common Stock a right to subscribe for their proportionate share of those additional securities. Any further issuance of the Company Common Stock after the Offering may reduce investors' proportionate interest in the Company.

Voting Rights. The holders of the Company's Common Stock are entitled to one vote per share on all matters presented to stockholders. Holders of the Company's Common Stock are **not** entitled to cumulate their votes in the election of directors. Cumulative voting rights entitle stockholders to a number of votes equal to the product of the number of shares held and the number of directors to be elected and allow shareholders to distribute such votes among any number of nominees for director or cast such votes entirely for one director. Cumulative voting rights tend to enhance the voting power of minority shareholders.

Liquidation. Upon liquidation, dissolution or the winding up of the affairs of the Company, holders of Company Common Stock are entitled to receive their pro rata portion of the remaining assets of the Company after the holders of Preferred Stock have been paid in full any sums to which they may be entitled.

Limitations of Transfer of Shares

The Shares offered hereby have been qualified with the Commission pursuant to the Securities Act and Regulation A promulgated thereunder and, as such, the Shares purchased in the Offering will be freely tradable under the federal securities laws. However, the Shares have been registered in only a limited number of states and may not be sold or otherwise transferred to persons who are residents of any state in which the Shares have not been registered unless they are subsequently registered or there exists an exemption from the applicable state's registration requirements with respect to such sale or transfer.

Although a substantial number of shares of the Company's Common Stock sold in this Offering will be freely tradable under the federal securities laws, prior to the Offering there has been no public trading market for the Common Stock. The Company's plan for providing liquidity to its shareholders is to develop a public market for its Common Stock by soliciting securities brokers to become market-makers of the shares. However, to date the Company has not solicited any such securities brokers but plans to do so in the near future.

Following the Offering, the Company will be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the 1934 Act. The vast majority of all broker/dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker/dealers can make a market in the Company's securities and therefore as they continue making the market the Company must provide these broker/dealers with current information about the Company.

The Company intends to distribute the necessary information to broker/dealers if there appears otherwise to be adequate interest in making a market in the Company's securities. However, in view of the absence of a firm underwriter, the relatively small size of the Offering and the nature of the Company as a "non-reporting" issuer, there is a likelihood that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

Prior to the Offering, there has been no public trading market for the Common Stock. Therefore, investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time. The Company's plan for providing liquidity to its stockholders is by developing a public market for its Common Stock and will do so by requesting a listing eligibility review with the Listings Marketing Department(s) of the Pacific Stock Exchange and Vancouver Stock Exchange to trade the Shares once the Company has successfully closed this offering. However, there can be no assurance that the Company will successfully close this offering or will ever achieve listing on any stock exchange.

If in the future the Company exceeds $10 million in assets, given its large number of shareholders, it would have to register as a reporting issuer under Rule 12(g) of the 1934 Act. In such event, the Company is prepared to register as a reporting company and thereafter to comply with the reporting requirements under the 1934 Act.

GLOBAL MARKET TRENDS FOR MOBILE SERVICE ROBOTS

- **The Consumer Market Trends for Mobile Service Robots**

  The Company agrees with Sony in that the market opportunities (consumer & commercial) for mobile robots will exceed the "PC revolution" witnessed during the close of the last century. According to Toshi T. Doi, president of Sony's Digital Creatures Lab "Come the 2010s, each of Japan's 46 million households will have two or three robots."

  In the United States, the market for health and family care is, like Japan, in a crisis for cost effective assistance for thousands of time stressed and geographically dispersed families. Many are graying baby boomers tending to their aging parents and do not want to put them in a nursing home. "The suffering of nursing home residents is intolerable," according to Sen. Chuck Grassley, R-Iowa, Chairman for the Senate Aging Committee.

  According to the U.S. Census Bureau,[10] in 2000, there were over 17,175,885 people over 65 living by themselves in the U.S. Of this number, 1,445,735 have children between the ages of 45 to 64 that have household incomes over $65,000 annually. Since rural areas will take longer in which to establish distribution, the 1,160,924 people living in metropolitan areas will be in this eldercare marketplace.

[10] The United States Census Bureau, 2000 Census Data

Children concerned with the fragility of their parents and desire to keep them from the demoralization so common in nursing homes is a compelling reason for many of them to purchase an eldercare enabled CareBot™ MSR. Additionally, working parents of all ages seek cost effective assistance in caring for their children. The ability to "virtually visit" by way of webcam technology mobilized by an automatic, errand running MSR will allow visitation in a way heretofore impossible. Working mothers and fathers can monitor their children via computer monitors while at work over the Internet.

- **Security Market Trends for Mobile Service Robots**

  Since the terrorist event of September 11, 2001, there has been an increase in concern over security for government and business entities. Management believes market gains will be driven by this heightened security awareness as government agencies, the air travel industry, power plants, office buildings, factories and schools invest heavily in new cost effective, protective and detective measures.

  According to a report published by the Freedonia Group[11] the U.S. security guard market is a $14 billion industry and projected to grow at a rate of 7% ($1 billion/year) through 2006. Furthermore, six out of ten security buyers stated that they plan to purchase some type of new product or peripheral equipment to integrate with their video surveillance systems.

- **Professional Healthcare Market Trends for Mobile Service Robots**

  A demographic reality will impact health care. According to U.S. Census Bureau data, over the next 10 years, the number of elderly age 85 and over will grow 38%. The number of seniors requiring health care support will double. Today there are over 400,000 unfilled nursing positions causing health care providers across the country to close wings or risk negative outcomes - this number is expected to increase to more than 1,000,000 by the end of this decade.[12]

  The Company's DocBot™ MSR solutions could help increase the effectiveness of many health care professionals. This product will enable a health care professional to "be in two places at once." A health care professional could delegate tasks, deliver medications or monitor customers. Further, the Company's MSR's payload capacity enables the mounting of instrumentation to enable the remote health care professional to move, see, hear and talk in another location as though s/he were present.

SALES AND MARKETING STRATEGY

The Company's overall strategy is to market its products and technology through strategic relationships with third party solution providers (retailers), distributors, and original equipment manufacturers with established distribution channels.

Below are some companies, as examples, that GSI Management believes would be interested in establishing partnerships for these various vertical markets:

- Professional Health Care
  Eg. McKesson, EnvaCare, Alexian Brothers, Stryker, and Pyxis.

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[11] Freedonia Group – Private Security Services Report 2002
[12] InTouch Health, Inc. 2003

- Commercial Security for Shopping Malls, Airline, Bus and Train Terminals, etc.
  Eg. General Growth Properties

- Professional Cleaning
  Eg. Vacuum cleaner manufacturers such as Bissell and Eureka

A series of targeted partnership strategies consists of initial contacts with senior management from various firms in the professional health care, home health care, and commercial security and cleaning. For example, in professional health care McKesson, EnvaCare and Pyxis have been approached. In commercial security, discussions with General Growth Properties have been initiated. In home health care, Georgia Alzheimers Association has been contacted. In all incidents pursuing strategic relationships, *until such time* evaluation trial MSRs can be provided, additional discussions are deemed by Management to be futile. This is due to wide spread disbelief and skepticism as to the cost effective utility of MSRs. Hence the near term milestones of getting several MSR's into user evaluation trials.

Recently, Alexian Village of Milwaukee (AVM) has signed a joint non-binding Memorandum of Understanding with the Company. See Exhibit 15(c).

Pursuant to this Memorandum of Understanding, the Company and AVM have agreed to use their best efforts to identify and define projects for trial evaluation and/or application development and to agree on the structure of a business arrangement to enable both parties to benefit from the growth and development of the telehealth industry. Pursuant to its Memorandum of Understanding with AVM, the Company will bill AVM for all direct costs associated with the trial evaluations conducted in accordance with the Memorandum of Understanding. The Company anticipates that the definitive terms of the Company's relationship with AVM will be set forth in a Mutual Development Agreement. The Company's Memorandum of Understanding with AVM will terminate upon the execution of a definitive Mutual Development Agreement between the parties or upon 90 days' written notice by either party.

AVM is a division of Alexian Brothers Health System (ABHS), a national Catholic health care system sponsored by the Immaculate Conception Province of the Congregation of Alexian Brothers. ABHS is the parent organization for a diversified, multi-corporate, health care delivery system that provides acute care, elderly services and a variety of community based health care programs.

AVM is located on the northwestern edge of Milwaukee, Wisconsin. AVM has 280 independent living apartments, 84 assisted living units, 108 skilled nursing beds, and is accredited by the national Continuing Care Accreditation Commission. Based on high resident satisfaction and local market demands, AVM has expanded over the years and now encompasses over 30 acres.

While AVM would be an important first customer, the Company will continue to use the following perspectives to focus the sales and marketing strategy:

- Vertical (Commercial) Market Focus:

  The Company will initially target two key vertical segments: (1) Commercial and Public Security and (2) Professional Healthcare (such as AVM). These two vertical segments were determined by market research conducted to date using the Delphi Marketing Research method. (This is the polling of knowledgeable industry observers and participants as to their opinion of the need in their market places for mobile robot solutions. This was performed over the last two years. Basically since the events of September 11, 2001.)

- Retail (Consumer) Market Focus:

  The Company will target those consumers who find high value from the services provided by an affordable mobile service robot. We will be able to reach those potential customers by matching their demographic profile with the demographic profiles available in print, television and online advertising sales literature. The demographic profile of these potential customers was researched prior to the incorporation of GSI in 1997 and 1998. Sixty-three (63) households were selected for this primary market research. [13]

LICENSING

Another strategy is to enter licensing agreements with large enterprises and with third party solution providers such as system integrators, distributors, and original equipment manufacturers marketing our technology as an extension to their hardware and/or software applications product lines for sale to end users.

We anticipate our licensing arrangements will include a fee for configuration and installation, as well as continuing license fees that would entitle the customer to receive support, maintenance, and software updates.

Large Enterprises. We intend to license our mobile robot solutions directly to large end user enterprises.

System Integrators/Distributor. We expect the pricing structure of a licensing arrangement with a system integrator/distributor to include an up-front fee for configuration or customization and a continuing license fee based on unit sales.

Original Equipment Manufacturers. We expect the pricing structure of a licensing arrangement with original equipment manufacturers to be based upon the contracted number of units to be produced.

COMPANY TECHNOLOGIES

The Company has developed several low cost, high utility proprietary, enabling technologies for mobile service robots (MSRs). The Company's exclusive, breakthrough software control systems provide consumer priced (approximately $300-400 per month) MSRs that possess the level of autonomy heretofore seen only in expensive academic research robots. These very expensive, exotic "researchbots" typically run under Unix. They require significant --computationally intensive—processing, frequently requiring multiple computers due to the intrinsic inefficiency of traditional approaches.

The Company can readily demonstrate useful levels of autonomy using only 15-20% of a standard PC running at only 400Mhz that matches and /or exceeds current benchmarks achieved by academic

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[13] The market research for determining the desired characteristics for a personal robot was done in this manner:

We solicited the filling out of questionnaires from over sixty households representing the probable profile of innovators and/or early adopters in the sales adoption curve that already had demonstrable interest in personal robots. We asked for household demographics and many questions regarding expectations of what an ideal personal robot would do and cost.

Using this sample population we applied several statistical analyses such as hypothesis testing, test of two means, and analysis of variance. The insights gained from these tests enabled us to design our CareBot MSRs from a cost and functional expectation of the initial market we believed to be most proximate.

Childcare and eldercare benefits were found to be very compelling. Initial tasks to be performed found vacuuming in the home to be the most common expectation. iRobot's sales of several tens of thousands in 2003 of their low cost Roomba provide the validity of that portion of the 1997-8 market research. For the last few years, Sony, et al, have been very focused on eldercare.

research institutions using far more powerful and expensive computer systems. The GeckoSystems website has numerous, downloadable videos taken in public venues demonstrating this "ready for market" capability.

Software is the MSR's critical, 90%, component. The Company has engineered the software control systems to reside in standard "off the shelf" personal computer hardware components in order to maximize profitability yet deliver high utility and flexibility for our customers and business partners.

All of the Company's technologies have been developed internally. No technologies have been purchased, assigned or licensed from a third party, or any related party.

The following sections will illustrate the primary hardware and software components that enable the building of mobile robot solutions to compete effectively in the marketplace and secure revenue producing contracts and licensing:

Hardware Subsystems

GeckoFrame™ 1.0

The GeckoFrame is riveted aluminum sheet metal[14] of monoque construction[15] very similar to the way aircraft are built, only simpler and much more cost effective. The frame can easily accommodate an additional 50 to 150 pounds and has space for more add-on electronic circuitry, sensor systems, etc. This frame is suitable and prepared for high volume manufacture.

The Company has performed numerous technical feasibility studies to satisfy environment constraints required for the operation of a mobile robot. Highlights from this research include:

- Homes and offices are designed for person-wide objects. This is about 18 to 20 inches in diameter.
- The drive wheels need be as large as possible for smooth transport over rugs, carpets, hard floors and the transitions between them.
- Wheel axis must align horizontally with the vertical center of the robot to allow pivoting
- The battery needs to be as large as possible for power capacity and positioned as low as possible for a nearly impossible to tip over low center of gravity.
- The top of the robot's spine must be high enough to mount various sensor systems to allow the robot to view tables, desks, and counter tops.

DC Drive Gearmotors

The Company has redesigned standard DC gearmotors[16] required for the mobile robots' locomotion systems to deliver long life, high torque, efficiency, and compact size. This gearmotor is suitable and prepared for high volume manufacture.

Even though the unit weighs 60 to 90 pounds (the exact weight depends on the 12vdc battery installed), the locomotion system was designed to transport up to 150 pounds. This provides great flexibility to augment the configuration with additional components or peripherals such as a pan/tilt multiple sensor head[17], 2 articulated arms[18] capable of reaching the floor, or security and medical equipment.

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[14] the process by which metallic plates are joined by using holes with permanent expanding inserts

[15] single-shell, unit-body construction

[16] a direct current motor with a set of internal gears allowing the output shaft to spin either slower or faster than the internal motor shaft

[17] multiple sensors mounted to a platform that can be rotated and tilted to any desired angle within limits

[18] electromechanical appendage mounted such that it can be moved in free space under computer control

GeckoMotorDriver™ 1.0

The Company has developed a motor driver board utilizing power field effect transistors [19](FET's) to control power to the motor and enable accurate speeds and positioning. This motor driver board is suitable and prepared for high volume manufacture.

Power Distribution Circuitry

The Company has developed a 12VDC power distribution architecture for power management, safety, and expandability. This includes a 50 ampere auto-resetting circuit breaker[20] between the battery and master power, "system kill" switch.

CompoundedSensorArray™ 1.0

The Company has developed a unique scanning range finding system[21].Our mobile robots employ a scanning, stepping positioning system capable of going from hard left to hard right. even range finding sensors are rotated back and forth using a high speed DC stepping motor to give the MSR "real-time" vision for seeing the world about them. This system consists of six digital infrared range finding systems[22] (DIRRS) and one high accuracy ultrasonic (sonar) rangefinder[23].

With over 25 discrete stepper positions with seven uniquely oriented digital rangefinders gives the CompoundedSensorArray (CSA) 175 virtual, stepped non-tactile, distance measuring sensors.

This CompoundedSensorArray is suitable and prepared for high volume manufacture.

Software Systems

Cognizant Navigation – A Fundamental Requirement

Avoiding unexpected obstacles is a fundamental requirement for utility in a mobile robot. Virtually none of the personal consumer robots designed, built, and sold to date have had this basic capability needed in a dynamic environment. Simple room-to-room errand running, security patrolling and other tasks all require this ability. For a mobile robot to be useful and provide beneficial services to humans, the robot must have enough intelligence to find its way, for example, to the back room in spite of unanticipated obstacles.

Cognizant navigation is a non-trivial problem that has a number of facets. There must be enough sensor information of the right kind to not hit large obstacles such as walls, furniture, and people. There must also be enough sensor information to avoid smaller obstacles. Furthermore, the brain structure must be able to react to rapid local changes without losing track of its task. The robot must also have a memory of where it is within the world and be able to repeatedly find locations within that world even if there are unexpected obstacles. This means that there must be enough processing power and RAM to accomplish this while still having enough battery life to stay active for many hours while performing useful tasks like

[19] a transistor that is rated for high current operation

[20] a circuit breaker that resets itself after a fixed amount of time after being tripped

[21] An electromechanical device that gives distance measurements to real-world objects in different directions in succession by using sound. By utilizing high frequency sound bursts and the time it takes for them to travel through the air, the object distance can be measured.

[22] An electromechanical device that gives accurate distance measurements to real-world objects by using infrared light

[23] An electromechanical device that gives accurate distance measurements to real-world objects by using sound. By utilizing high frequency sound bursts and the time it takes for them to travel through the air, the object distance can be measured.

carrying more than a trivial sized load. These important capabilities are the basic, required foundation for useful robots in a human environment.

Cognizant navigation is much more than the simple reactive, bump-turn mobile robot behaviors seen in most toybots. Such a robot may reach the goal, but isn't "aware" that it is attempting to reach that goal and can't recognize it when located.

Toybots blindly follow line segment paths like virtual train tracks and may be "aware" that they are trying to reach a goal, but they have problems when reacting to new situations that require deviation from the planned route due to their limited sensors and available CPU power. Typically, these robots cannot sense obstacles until they actually run into them.

Are these robots cognizant? Cognizant means to be aware or have conscious knowledge. The word "aware" implies the robot remembers where it is, where it was, where it is "supposed" to be going, as well as being aware of immediate changes in the environment that may require a response. Humanlike memory management, along with enough sensor information, is the key to resolving this problem. This requires the power of the Personal Computer. Existing PCs have the raw computing power, memory, and data storage needed for robust personal robot cognizant navigation, scheduling of areas to be vacuumed, and much more.

Adapting to a changing environment and adjusting its path dynamically is a behavior that the Company's mobile robots can demonstrate "out-of-the-box" using the virtually unlimited memory and data storage in the standard PC.

GeckoBrain™ 1.0

The company has developed a real-time artificial intelligence (AI) self-navigation control system called the GeckoBrain. The GeckoBrain is based on Fuzzy Hybrid Architecture[24] which provides the benefits of both control and reaction within a single framework. Fuzzy logic[25] and subsumption architecture [26]are used to enable the fully autonomous AI personality for the MSR to explore and self map its environment.

The GeckoBrain runs on a PC to take full advantage of the high processing power available to today's Pentium class machines. The GeckoBrain architecture is fully expandable through a variety of standard interfaces. This application software is tested and ready to be evaluated and used by customers for compliance with their existing Information Systems.

GeckoBrain Capabilities are as follows:

- Self-mapping long-term memory with curiosity for complete definition of areas for mobile robot to operate
- Efficient path planning algorithms such that the GeckoBrain's Auto-pilot/Seek of a user selected endpoint and/or multiple waypoints occur in real time
- Subsumptive software architecture enabling cognizant navigation for unexpected obstacle (static or dynamic) avoidance while "on path" with the ability to resume path following

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[24] a proprietary navigation scheme incorporating several artificial intelligence methods such that together they vote on the best solution

[25] a superset of traditional Boolean logic that has been extended to handle the concept of partial truth

[26] a robot control methodology whereby control is achieved by a hierarchy of units organized into layers and where conflicts between competing layers are resolved by position in the hierarc

- Sensor fusion[27] technology. By utililizing multiple sensor systems (like a blind man listening and counting steps while using a cane, uses two senses --tactile and hearing-- to routinely navigate known, and unknown, environments) the GeckoBrain's AI software architecture enables differing, high count sensor systems synergy

- Short term AI memory software such that GeckoSystems' sensor fused, scanning CompoundedSensorArray may be fully utilized. Consequently, total cost for sensor systems cost is dramatically reduced

- Emergent behaviors expression (which are not pre-programmed) such as the left/right routine when encountering a dynamic obstacle that moves to the same side that the robot has chosen to use to avoid the now confounding obstacle. The robustness of this emergent behavior is apparent as the robot finally, after several left/right attempts, succeeds in avoiding the dynamic obstacle, and resumes path

GeckoChat™ 1.0

GeckoChat is a conversational artificial intelligence (AI) system that allows the user to verbally interact with whatever system GeckoChat is incorporated in. For instance, in the domain of MSR's, GeckoChat can provide voice command communication with ambient users (e.g., the ubiquitous "go get a soda from the fridge"). Through GeckoChat, the MSR has a way to relate information it observes about both its world and its internal state. By combining these system-specific capabilities with the standalone functionality of GeckoChat, GSI, Inc. provides a robust method to increase interactivity and autonomy in any domain where automated speech recognition and synthesis would be a benefit.

The crucial functionality of GeckoChat is the verbal interface. With GeckoChat, it is possible to command and control a MSR, to have a virtual administrative assistant, to provide a verbal playmate and educator for children, and/or to give an elderly loved one virtual companionship and care. All this can be achieved without any other input other than speech.

The current version of GeckoChat yields positive progression towards the above goals. GeckoChat can speak monologues ranging from jokes to quotes to custom monologues. It can answer basic questions ranging from "What time is it?" to customzed questions. A sophisticated reminder system provides for timely utterance of both recurrent reminders and one-time reminders, which can be set easily through verbal conversational interfaces.

This application software is tested and ready to be evaluated and used by customers for compliance with their existing Information Systems.

GeckoZap™ 1.0

The Company has developed debugging and testing utility software used for operating the hardware systems of the mobile robot. This application is a user-interface that allows the developer to manually send the robot commands which would normally be sent automatically by the GeckoBrain. The user can test functionality of the robot by sending/retrieving data and commanding the MSR's movements.

This diagnostic and calibration software is tested and ready to be evaluated and used by customers for compliance with their existing Information Systems.

COMPETITION

[27] the process by which multiple sources of sensory information are combined and interpreted

Due to the overwhelming success of the personal computer industry, our introduction of a practical, mobile service robot (MSR) can be expected to be met with significant competition from many quarters within the next one to two years. Much of the hardware technology is readily available off-the-shelf, requiring configuration; however, the software development efforts required for cognizant navigation and/or automatic self-navigation will not be so easily solved as purchasing an off-the-shelf component.

The greatest threat will be from well funded startup companies such as iRobot, Evolution Robotics, and Activmedia, and multinational companies such as Sony, NEC, Hitachi, Honda, and Electrolux.

The Company competitive research illustrates that the immaturity of the emerging domestic service robot industry yields factors favorable to early entrants such as the Company:

- First, the bargaining power of buyers is minimal due to the scarcity of viable alternatives at a particular price point

- Second, the bargaining power of suppliers is also minimal since none own the dominant position for the various hardware subsystems required

- Finally, software is the largest component in the manufacture and deployment of service robots

The difficulty with building a mobile robot that will function reliably in any unstructured and variable environment lies not in the hardware of the mobile robot itself, its motion controller, or its input devices, but rather in the sophistication of its control software.

The Company has several strategic marketing plans in place to thwart the tide of competition anticipated. These include:

- Avoid the consumer "toybot" market currently targeted by large Japanese companies

- Focus on the innovators and early adopters in industry verticals (i.e. Security & Commercial Maintenance)

- Leverage the Company's software portfolio for OEM bundling and embedding to quickly establish a national distribution channel

Sony Corporation

The Sony Corporation is a world leader in several entertainment industries: Audio (recording equipment to artists to consumer), video (digital cameras and editing to production to distribution to presentation), and now mobile robots are in their entertainment portfolio. As a significant entrant in the personal mobile robot market they appear formidable
In the software industry (recalling software is critical for the mobile robots) they have little or no offerings. So while Sony has an early lead in entertainment mobile robots, they do not have the software development capability, at present, to represent a near- term threat to the Company.

Friendly Machines, Inc.

Friendly Robotics is now sold in only about 40 retail locations nationally, mostly independent hardware stores, thereby limiting the opportunity for potential buyers to see the small robot up close. Friendly Robotics' plans call for introducing a full range of home and yard robotic products, including a leaf collector and vacuum cleaner. Its proprietary software technology, RoboScan, was first developed for use by the Israeli military.

iRobot Corporation

The iRobot-LE is a limited function personal robot that can be controlled through a web browser from anywhere in the world. The iRobot-LE gives its owners on-demand remote eyes and ears into their homes or place of business. The roving tele-presence capability, allows owners to drive (tele-operate) around their home making sure it is secure, say goodnight to kids when away on business, check up on pets, and visit with elderly or house-bound relatives and friends. This can be done from any Web browser. This is known as "webcam" technology as applied to a mobile personal robot. The iRobot LE list price is $4,995. This includes a six wheel platform capable of climbing and descending some stairways, a hinged pan/tilt camera subsystem which can, fully extended, view most table tops. A Pentium class single board computer running Linux, an RF data link, and software for the required host PC make up the balance of the system. The host PC enables the remote web browser control functionality and joystick operation of the robot. Battery life is about 1 hour with a 3 to 6 hour recharge time.

iRobot is the Company's closest and most formidable competitor in the consumer marketplace. Their sales and distribution strategy is Internet centric.

Evolution Robotics

Evolution Robotics, Inc. is a developer of robotic components that markets to OEMs who wish to create mobile robots or embed robotics functionality into new or existing products. The company's key product offering is the Evolution Robotics Software Platform (ERSP™), which is made up of a robotics software architecture, core robotics functionality modules, and application development tools, for vision and navigation.

Evolution's only mobile robot product currently is the ER1, a robotics software and hardware kit that retails for $499 MSRP. The ER1 is primarily an education platform for developer, and hobbyists and educators.

ActivMedia Robotics, LLC

ActivMedia Robotics, LLC, is a manufacturer, systems integrator and productizer (their term) of affordable, useable intelligent mobile robots. The ActivMedia Robotics Group was founded in 1994 as part of an effort with SRI's Artificial Intelligence Center and other robotics professionals to launch a new market-breaking robotic platform that would bring intelligent mobile robotics into the price range of a typical university. The resulting Pioneer platform is now a leading mobile robot in robot contests, research labs and classrooms around the world, thanks in large part to the efforts of the ActivMedia Robotics Group.

Traditionally they have sold high-end research robots to universities and well financed experimenters. Their B-21 model, for example, has a base price of $21,000. Their PeopleBot, which is the closest to the Company's MSRs in size, battery life, and expandability has a base price of $5,995. Recently they added the PatrolBot, which with video camera capability, and tele-operation over the Internet, sells for $39,950.

ActivMedia is the Company's second closest, formidable competitor. They do not seem to have a dealer program or margins sufficient to support one. Their sales and distribution strategy is Internet centric.

RESEARCH AND DEVELOPMENT

Our research and development efforts are conducted at our R&D location in Conyers, Georgia. At this facility we engage in demonstrations and feasibility tests of our products and technology for prospective customers and in customizing or configuring our technology to a customer's specific application or product. We perform certain feasibility testing of potential applications and non-complex adaptation of our technology, as well as provide a liaison between our existing and prospective clients and our research and development team.

Our research and development groups work closely with representatives of prospective customers in order to assure optimal performance of our technology for the customer's specific application or product. We intend to engage in further research efforts to refine and enhance our technology and develop additional software products based on our technology for commercial marketing and distribution.

INVENTORY

Inventory control will be a major area of management attention and will demand close cooperation between marketing and sales, manufacturing, and purchasing. It is unclear which component will represent the greatest cost or have the longest lead-time. Since all are off-the-shelf, no significant issues and/or delays are anticipated.

Motors, gearbox assemblies, drive wheels, sheet aluminum, plastic molding and casting materials are available from many suppliers. The Company will maintain a base minimum inventory equal to one week's production and will request additional shipments to meet excess production demand.

INTELLECTUAL PROPERTIES

As part of our operating procedures, we always, without exception, enter into confidentiality and nondisclosure agreements with each of our employees and consultants and limit access to, and distribution of, our technology and related documentation and information. Our confidentiality and non-disclosure agreements include provisions with regard to our maintaining ownership of technological developments. All of our technologies have been developed internally. No technologies have been purchased, assigned or licensed from a third party, or any related party.

Notwithstanding the precautions we take, third parties may copy or obtain and use information that we regard as proprietary without our authorization or independently develop technologies similar or superior to our technology. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies, in the event a breach or unauthorized use occurs. Policing unauthorized use of our technology is difficult, particularly because the global nature of the electronic communications market makes it difficult to control the final destination or security of software or other data transmissions. Furthermore, the laws of other jurisdictions may afford little or no protection of our intellectual property rights. Our business, financial condition and operating results could be adversely affected if we are unable to protect our intellectual property rights. In those countries where these uncertainties exist, we will, to the degree possible, forbid, preclude and/or prohibit sales and/or relationships into them.

Although we are not aware of any claim made to date, there is a risk that our technology infringes upon the proprietary rights of third parties. In addition, whether or not our technology infringes on proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against us and we could incur significant expense in defending them. If any claims or actions are asserted against us, we may be required to modify our technology or seek licenses for these intellectual property rights. We may not be able to modify our technology or obtain licenses on commercially reasonable terms, in a timely manner or at all. Our failure to do so could adversely affect our business.

We have not secured any patent intellectual property rights due to our historical lack of funds sufficient to secure those protections. We have secured numerous trademarks such as CareBot™, SecurityBot™, DocBot™ and SuperVacBot™ for our platforms. In the software domain we have secured trademarks such as GeckoBrain™, GeckoZap™ and GeckoChat™. In the hardware domain, we have secured trademarks such as CompoundedSensorArray™, and GeckoMotorDriver™.

We plan to secure patents in both hardware and software technologies that we have developed that have potential economic value and are not obvious to a skilled practitioners in those disciplines. Management believes that some software technologies may be best protected by keeping them company confidential as trade secrets.

The reader will note in the "Use of Proceeds" section significant percentages are budgeted for the aforementioned patent activities. All original material produced by GSI employees and consultants is routinely copyrighted.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following data and discussions provides an analysis of the results or operations, liquidity and capital resources of the Company and should be read in conjunction with the Financial Statements of the Company and the notes thereto included elsewhere in this offering circular.

Liquidity and Capital Resources

Assuming the sale of the maximum number of shares provided for herein, the Company believes, although there can be no assurances, that the proceeds of the offering together with revenues from operations will be sufficient to meet the Company's capital requirements for the next 12 months following completion of this offering. Future cash flows are subject to a number of uncertainties; therefore, there can be no assurances that the Companies resources will continue to be sufficient to fund the Company's cash requirements.

Should funds raised within one year of this filing be insufficient to break escrow, management has secured a line of credit from one of its officers such that GSI can survive in subsistence mode while other funding sources are secured for up to one year. In this scenario, no salaries would be taken out, or accrued by any employee. Total minimum operating expenses, including office and laboratory leases, electricity, gas, telephone, website hosting, etc. would be less than $1,800 per month, or $21,600 per year. This line of credit is from Martin Spencer for a $24,000 loan that may be drawn at the rate of $2,000 per month. This loan will bear a monthly interest rate of 0.5%, payable quarterly on the then outstanding balance. Interest will be accrued and compounded on a monthly basis. At such time GSI achieves complete placement of this offering, or a net profit before taxes, the entire outstanding balance, including all accrued interest, will be due within thirty (30) calendar days. This Letter of Commitment from Mr. Spencer is located in the Exhibits.

The Company currently has $6,407 funds on hand.

Transfer Agent, Registrar and Annual Report

- The Company intends to act as its own transfer agent for the Company's common stock, until such time as it can identify and contract with a suitable transfer agent.

- The Company intends to act as its own registrar for the Company's common stock, until such time as it can identify and contract with a suitable registrar.

- The Company will provide an Annual Report to the shareholders beginning with the period ended June 30, 2005

Legal Matters

The validity of the issuance of the securities offered herein has been passed upon for the Company by Mr. John Ringo, Esq., Attorney at law, 241 Lamplighter Lane, Marietta, GA 30067.

Experts

The audited financial statements of the Company included in this Offering Circular have been prepared by Moore Kirkland & Beauston, independent accountants, for the period indicated in their report

The unaudited financials included in this Offering Circular have been prepared by LuAnn Orchowski, CPA, an independent accountant, for the periods indicated in the reports.

Litigation

The Company is not presently a party to any litigation. Management has no knowledge of any pending claims, actions, proceedings or other litigation threatened against the Company which may have a material adverse effect on the operations or financial condition of the Company.

Exit Strategy

The Company is targeting a large emerging opportunity in the field of mobile service robots. As such, the Company has the opportunity to quickly become a major brand. However, the Company may be viewed in the near-term as an attractive acquisition candidate to a variety of other businesses – consumer electronics companies, defense industry contractors, and competing robot manufacturers – who perceive significant strategic value in the Company's intellectual property and business model. Management considers this to be an unlikely scenario. Hence, we will not be pursuing acquisition by a larger firm.

To maximize shareholder value and mitigate investment risk, the company may expand its market value through targeted acquisitions. This strategy is realistic due to the Company's ability to easily port other firm's software and hardware control systems into GSI products. No potential firms to be acquired have been identified, nor any discussions occurred, to date.

Additional Information

The Company is not subject to the reporting requirements of the Securities Exchange Act of 1934 and is not required to deliver an annual report to security holders. At this time, the Company does not anticipate voluntarily delivering such reports to its shareholders.

The Company has filed an Offering Statement on Form 1-A (the "Offering Statement") with the Securities and Exchange Commission (the "Commission") pursuant to Regulation A of the Rules and Regulations under the Securities Act of 1933, as amended. The Offering Statement, of which this Offering Circular forms a part, contains certain information not contained herein and certain documents referred to herein, and reference is hereby made to the Offering Statement and exhibits thereto for further information with respect to the Company and the Shares. Copies of all or part of the Offering Statement may be obtained from the Commission's Public Reference Room, 450 Fifth Street, NW, Washington, DC 20549, upon payment of the prescribed fees.

In addition, the Offering Statement has been filed with the state securities administrators or commissioners of the various states in which registration or qualification of the Shares is sought - See "Limited State Registrations." Copies of the Offering Statement should be available from the offices of such commissioners.

MILESTONES

Milestones Achieved to Date:

	Year
Primary market research performed:	
Markets appropriate	1997-8
Demographics of potential first customers	1997-8
MSR generic shape determined	1998-9
Low cost, high volume manufacturable:	
GeckoFrame	2000
Locomotion system	2000
Sensor systems	
Scanning sonar range finder	2001
Scanning CompoundedSensorArray	2003
Long battery life (15-25 hours), fully automatic MSR	2000
Upgradeable, expandable electronic and mechanical hardware platform	2000
GeckoBrain, beta version Automatic, self-navigation MSR software Automatic path planning MSR software Automatic environment mapping MSR software Automatic obstacle avoidance while following path Automatic static and/or dynamic obstacle avoidance	2000
GeckoZap 1.0 completed Hardware platform diagnostic and calibration software	2002
Ethernet (LAN/WiFi) connectivity work completed WiFi refers to wireless local area networks (LANs) used commonly by individuals and businesses to connect personal and laptop computers for data transfer. "Ethernet" is a standardized data transmission structure that enables different computer systems to be connected.	2003
GeckoChat 1.0 completed This AI software performs functions similar to the human brain's speech and hearing processing centers. Voice object recognition (identification) and speech synthesis is achieved here. This portion of the GSI software suite enables verbal control of the MSRs activities and verbal feedback as to the MSR's understanding of the task to be performed.	2003
GeckoMotorDriver 1.0 completed Redesign of drive motor power supplies	2003
GeckoBrain 1.0 completed	2004
GeckoZap 2.0 completed	2004
GeckoMedula 1.0 completed This AI software performs functions similar to the human brain's medula. Learned physical actions, such as walking are coordinated here.	2004

Nearterm Milestones To Be Achieved To Reach Profitability
(Upon meeting the escrow requirement of $400,000)

	# Qtrs. after raising min. $400,000			Estimated Cost
Retain industrial designer to prepare MSR covering for manufacture	1			10,000
Slippage is unlikely since base design and manufacturing solution are known.				
Consolidate control and sensor system electronics on MSR for lower cost manufacture	1			
Electrical engineers have been identified and are prepared to complete this task.				8,000
Slippage is unlikely since base design and manufacturing solution are known.				
Build 25 sets of electronics for MSR's to go into evaluation trials	1-2			
Each set will cost approximately $250 to $400 each and be subcontracted to an outside manufacturer.				10,000
Slippage past 1-2 quarters will push potential profitability out an additional year				
Identify, solicit suitable innovators and early adopters for evaluation trials	1-2			
Slippage is unlikely since several parties have already committed to trial evaluations.				2,500
Place MSRs at evaluation sites at reduced, special pricing for end users	2-3			
Customer service representative has been hired.				4,000
Slippage past 1-2 quarters will push potential profitability out an additional year				
3-4 SecurityBot MSR's with potential high volume customers				20,000
3-4 SuperVacBot MSR's with potential high volume customers		or	20,000	
3-4 CareBot MSR's to garner testimonials		or	12,000	
Retain public relations firm	2-3			15,000
To publicize value, utility of GSI's MSR's				
		Total:		**$ 69,500**

Management has included these costs in the "Use of Proceeds: (Minimum $400,000 Raised)" table.

Note: Slippage in more than 1 milestone will push potential profitability 1-3 additional quarters

MilestonesTo Be Achieved to Accelerate Growth

	# Qtrs. after raising min. $400,000
Development of GeckoArms for MSR's These electro-mechanical robot arms would have four joints and the ability to lift 10-15 pounds from the floor to countertops and/or desktops. The maximum reach would be 30-36 inches.	4-6
Development of GeckoVision for MSR's This AI software performs functions similar to the human brain's vision processing center. Visual object recognition (identification) is achieved here.	4-6
Linux support of MSR software At present all GSI MSR software uses the Windows operating system. Linux is another PC software operating system which is a low cost and virus resistant alternative to Windows.	4-6
Video conferencing system on MSR Video conferencing is a type of interactive (bi-directional) one on one, or many to many, two-way television (live video viewing) and telephony.	4-6

Contingent Reallocation of Funds Scenarios:

While, most if not all the fundamental software and hardware R&D necessary for a marketable MSR is complete, the outside manufacturing and distribution channels are not operational at this time.

However should slippage occur in the final engineering efforts to prepare the product for high volume manufacture, the budget for sales and marketing will be postponed and/or diminished. Likewise the outsourcing of manufacturing will be postponed until any and/or all manufacturing issues are finalized. This final engineering process, prior to actual manufacturing, is call "productization." Funds for any unexpected manufacturability (I.e. impediments to easy manufacture) requirements will be allocated from the sales and marketing budget.

Since all of GSI's manufacturing will be outsourced to contract electronics manufacturers, their inability to perform in a timely and cost efficient manner is unlikely. This is due to their daily, and sole business, being that of electronics subsystems and systems assembly, test, and shipment for outside firms that perform the R&D, administrative and sales/marketing functions as their own core businesses. Final costs productization costs are born by outside contract manufacturers and included in their estimate of cost per unit to be built given the batch size, or number to be built. Hence these expenses are not depicted in the Use of Proceeds tables.

Should patent expenses run greater than expected, additional funds will be also allocated from the sales and marketing budget. In this scenario, if sales and marketing expenses are greater than expected, patent application expenses will be spread over a longer time frame.

Penultimate in any reallocation of the funds as depicted in the various Use of Proceeds scenarios is survival of the enterprise, then followed closely by preservation of its intellectual properties, consistent sales promotion, and finally manufacturing. (If one has sales to credible customers, accounts receivable financing (factoring) now becomes a viable source of funding for work in process for manufacturing.)

Management intends to continue to keep GSI lean and mean by outsourcing, to the degree prudent, activities such as accounting and human resources (eg. employee assistance programs), in addition to manufacturing. Core competencies, such as hardware and software R&D will be kept internal. Outside technical and business consultants will be used briefly on an as needed basis to keep GSI from becoming top heavy with high priced employees. GSI has demonstrably kept the "burn rate" (use of funds on a monthly or annual basis) remarkably low for over three years now. Management fully intends to maintain this important company cultural attribute.

USE OF PROCEEDS

The Company has discretion to allocate the "working capital" portions of the proceeds of this Offering. The working capital portion includes the following line items: operating expenses, equipment and furniture, salaries and wages, direct labor wages, work in process and finished goods inventories financing, patent application expenses, and advertising and marketing expenses. There may be demand for the Company's services and other factors over which the Company has no control. Therefore, based on the judgment of management the amounts spent on the foregoing Use of Proceed line items could vary.

Should we incur higher than anticipated costs in the final engineering efforts to prepare the product for high volume manufacture, and at least 50% of the maximum offering is completed, the amount of funds projected to be spent on advertising and marketing would be postponed or decreased. If we incur such higher than anticipated costs and less than 50% of the maximum offering is completed, the amount of funds projected to be spent on operating expenses would be postponed or decreased. In the event that patent application expenses are greater than expected, the amount of funds projected to be spent on advertising and marketing would be further decreased or postponed. If advertising and marketing expenses are greater than projected, we intend to spread patent application expenses over a longer time frame.

Once production of our products has begun, we will attempt to secure factoring or asset-based receivable or inventory financing to make up for higher than anticipated expenses or lower than anticipated revenue. If, after receiving such financing, we must reallocate funds among the Use of Proceeds line items depicted in the various Use of Proceeds scenarios, funds would first be reallocated first to pay those expenses that are strictly necessary to continue operations, such as work in process, salaries and wages, and operating expenses, second, to pay the Company's patent application expenses and third, to pay the Company's advertising and marketing expenses. Any funds remaining after the reallocation of funds for these uses shall be allocated to the other line items set forth in the Use of Proceeds table. If such financing is not available, we would reallocate funds from our patent application expenses to other line items depicted in the various Use of Proceeds scenarios.

Cash Budget:
(If No Funds Raised)

Funding	
Loan from company officer	$ 24,000
Cash disbursements	
Operating expenses	$ 21,072
Equipment and furniture	-
Salaries and wages	-
Direct labor wages	-
Total operating cash disbursements	$ 21,072
Contingencies	$ 2,928
Operating expenses, monthly detail	
Lease (includes water, sewage, etc.)	$ 801
Gas	100
Electricity	150
Internet access	80
Telephone, local	100
Telephone, long distance	75
Telephone, mobile	50
Website hosting	100
Miscellaneous (meals, etc.)	300
	$ 1,756

Cash Budget:
(If No Funds Raised)

Funding		
Loan from company officer	$	24,000
Cash disbursements		
Operating expenses	$	21,072
Equipment and furniture		-
Salaries and wages		-
Direct labor wages		-
Total operating cash disbursements	$	21,072
Contingencies	$	2,928
Operating expenses, monthly detail		
Lease (includes water, sewage, etc.)	$	801
Gas		100
Electricity		150
Internet access		80
Telephone, local		100
Telephone, long distance		75
Telephone, mobile		50
Website hosting		100
Miscellaneous (meals, etc.)		300
	$	1,756

Use of Proceeds:
(Minimum $400,000 Raised)

Funding		
Gross proceeds from issuance of common stock	$	400,000
Less up to 15% for sales expenses		(60,000)
(Any portion of this allocation not needed for (1) broker/dealer commissions and/or their sales expenses, (2) legal and accounting fees, (3) printing and publication costs, or (4) all other sales expenses will be reallocated on a proportional basis to the foregoing Cash disbursement categories.)		
Net proceeds from issuance of common stock	$	340,000
Cash disbursements		
Operating expenses	$	96,000
Security deposits		5,000
Equipment and furniture		45,500
Salaries and wages		129,000
Direct labor wages		44,000
Total operating cash disbursements	$	319,500
Balance for contingencies	$	20,500

Use of Proceeds: $2,400,000
(50% Raised)

Funding

Gross proceeds from issuance of common stock if and only if 50% of offering sold	$ 2,400,000
Less up to 15% for sales expenses	(360,000)
(Any portion of this allocation not needed for (1) broker/dealer commissions and/or their sales expenses, (2) legal and accounting fees, (3) printing and publication costs, or (4) all other sales expenses will be reallocated on a proportional basis to the foregoing Cash disbursement categories.)	
Net proceeds from issuance of common stock	$ 2,040,000

Cash disbursements

Operating expenses	$ 197,760
Security deposits	5,000
Equipment and furniture	270,500
Salaries and wages	265,740
Direct labor wages	90,640
Work in process and finished goods inventories	250,000
Patent application expenses	400,000
Advertising and marketing	525,000
Total operating cash disbursements	$ 2,004,640

Balance for contingencies	$ 35,360

Use of Proceeds: $3,600,000
(75% Raised)

Funding

Gross proceeds from issuance of common stock if and only if 75% of offering sold	$ 3,600,000
Less up to 15% for sales expenses (Any portion of this allocation not needed for (1) broker/dealer commissions and/or their sales expenses, (2) legal and accounting fees, (3) printing and publication costs, or (4) all other sales expenses will be reallocated on a proportional basis to the foregoing Cash disbursement categories.)	(540,000)
Net proceeds from issuance of common stock	$ 3,060,000

Cash disbursements

Operating expenses	$ 197,760
Security deposits	5,000
Equipment and furniture	270,500
Salaries and wages	265,740
Direct labor wages	90,640
Work in process and finished goods inventories	650,000
Patent application expenses	425,000
Advertising and marketing	1,125,000
Total operating cash disbursements	$ 3,029,640

Balance for contingencies	$ 30,360

Use of Proceeds: $4,800,000
(100% Raised)

Funding	
Gross proceeds from issuance of common stock if and only if 100% of offering sold	**$ 4,800,000**
Less up to 15% for sales expenses (Any portion of this allocation not needed for (1) broker/dealer commissions and/or their sales expenses, (2) legal and accounting fees, (3) printing and publication costs, or (4) all other sales expenses will be reallocated on a proportional basis to the foregoing Cash disbursement categories.)	**(720,000)**
Net proceeds from issuance of common stock	**$ 4,080,000**
Cash disbursements	
Operating expenses	**$ 197,760**
Security deposits	**5,000**
Equipment and furniture	**315,500**
Salaries and wages	**265,740**
Direct labor wages	**90,640**
Work in process and finished goods inventories	**1,025,000**
Patent application expenses	**550,000**
Advertising and marketing	**1,600,000**
Total operating cash disbursements	**$ 4,049,640**
Balance for contingencies	**$ 30,360**

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

THE BALANCE OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

GECKO SYSTEMS OF GEORGIA, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

AS OF JUNE 30, 2003
AND FOR THE
TWO YEARS ENDED JUNE 30, 2003

GECKO SYSTEMS OF GEORGIA, INC.

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS

MOORE KIRKLAND & BEAUSTON L.L.P.
Certified Public Accountants & Consultants
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors
Gecko Systems of Georgia, Inc.
Conyers, Georgia

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Gecko Systems of Georgia, Inc. (a development stage company) as of June 30, 2003, and the related statements of income (loss), changes in stockholders' equity and cash flows for the two years ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gecko Systems of Georgia, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the two years ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the financial statements, the Company has incurred losses during the development stage. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Moore Kirkland + Beauston L.L.P.
West Columbia, South Carolina
December 28, 2004

150 North Ninth Street West Columbia, SC 29169 Phone (803) 791-7472 Fax (803) 796-1168
P.O. Box 1036 110 W. Pinewood Avenue Hartsville, SC 29551 Phone (843) 332-1335 Fax (843) 332-9010
1616 Ashley River Road Charleston, SC 29407 Phone (843) 766-5010 Fax (843) 766-5768
3447 Pelham Road Suite 102 Greenville, SC 29615 Phone (864) 288-8000 Fax (864) 288-8449
www.mkbcpa.com

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Balance Sheet
As of June 30, 2003

Assets	
Current assets:	
Cash	$ 4,636
Supply inventory	43,659
Total current assets	48,295
Equipment and furniture, net	15,922
Other non-current assets	
Employee advances	500
Other	2,902
Total other non-current assets	3,402
Total Assets	$ 67,619
Liabilities and Stockholder's Equity	
Current liabilities:	
Accounts payable	$ 1,478
Accrued liabilities	20,000
Total current liabilities	21,478
Stockholders' equity	
Common stock (no par value; authorized 50,000,000 shares; outstanding 25,378,950 shares)	2,527,872
Deficit accumulated during the development stage	(2,481,731)
Total stockholders' equity	46,141
Total Liabilities and Stockholders' Equity	$ 67,619

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Income (Loss)
For the Two Years Ended
June 30, 2003 And 2002

	Year ended June 30, 2003	Year ended June 30, 2002	Cumulative from December 15, 1999 (inception) to June 30, 2003
Revenues	$ -	$ -	$ 11,828 $
Expenses:			
Selling, general and administrative	586,705	362,115	1,318,522
Research and development	549,235	197,855	1,164,792
Advertising and marketing	751	257	2,622
Depreciation	2,662	1,410	7,623
Total Expenses	1,139,353	561,637	2,493,559
Net Loss	$ (1,139,353)	$ (561,637)	$ (2,481,731)
Per Common Share Data:			
Basic, net loss	$ (0.05)	$ (0.03)	$ (0.11)
Weighted average common shares, basic	23,417,678	18,778,017	23,417,678

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Changes in Stockholders' Equity
Period from Inception and for the Two Years Ended
June 30, 2003

	Date of Issuance	Common Stock Price per share	Common Stock Shares	Common Stock Amount	Deficit Accumulated December 15, 1999 (inception) to June 30, 2003	Total Stockholders' Equity
Stock issued at inception, 1:10 reverse split to replace predecessor company stock	January 2000		5,477,000	$ 197,172	$	$ 197,172
Stock split 2:1	April 2000		5,477,000			
Common stock issued for:						
Cash	June 2000	0.10	126,100	12,610		12,610
Cash	November 2000	0.10	270,000	27,000		27,000
Compensation	June 2000	0.10	255,000	25,500		25,500
Compensation	November 2000	0.10	4,880,000	488,000		488,000
Net loss since inception					(780,741)	(780,741)
Balances as of June 30, 2001			16,485,100	750,282	(780,741)	(30,459)
Common stock issued for:						
Cash	June 2002	0.10	210,000	21,000		21,000
Compensation	June 2002	0.10	5,685,000	568,500		568,500
Net loss, 2002					(561,637)	(561,637)
Balances as of June 30, 2002			22,380,100	1,339,782	(1,342,378)	(2,596)
Common stock issued for:						
Cash:	August 2002	0.26	96,250	25,050		25,050
	October 2002	0.40	112,500	45,000		45,000
	December 2002	0.40	132,600	53,040		53,040
Compensation	June 2003	0.40	2,637,500	1,055,000		1,055,000
Equipment	May 2003	0.50	20,000	10,000		10,000
Net loss, 2003					(1,139,353)	(1,139,353)
Balances as of June 30, 2003			25,378,950	$ 2,527,872	$ (2,481,731)	$ 46,141

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the Two Years Ended
June 30, 2003

	Year Ended June 30, 2003	Year Ended June 30, 2002	Cumulative from December 15, 1999 (inception) to June 30, 2003
Cash flows from operating activities:			
Net loss	$ (1,139,353)	$ (561,637)	$ (2,481,731)
Adjustments to reconcile net loss to net cash used by operating activities:			
Common stock issued for services rendered	1,055,000	568,500	2,137,000
Common stock issued for stock of predeccesor company	-	-	197,172
Depreciation	2,662	1,410	7,623
(Increase) decrease in:			
Supply Inventory	(18,224)	(26,046)	(43,659)
Employee advances	(500)	-	(500)
Other assets	(2,902)	-	(2,902)
Increase (decrease) in:			
Accounts payable	1,478	(1,745)	1,478
Accrued liabilities	(11,173)	(2,131)	20,000
Total adjustments	1,026,341	539,988	2,316,212
Net cash used by operating activities	(113,012)	(21,649)	(165,519)
Cash flows from investing activities:			
Purchases of equipment and furniture	(5,911)	-	(13,545)
Net cash used by investing activities	(5,911)	-	(13,545)
Cash flows from financing activities:			
Proceeds from issuance of common stock	123,090	21,000	183,700
Net cash provided by financing activities	123,090	21,000	183,700
Net increase (decrease) in cash	4,167	(649)	4,636
Cash, beginning of year	469	1,118	-
Cash, end of year	$ 4,636	$ 469	$ 4,636
Supplemental disclosure of non-cash investing activities:			
Common stock issued for services rendered	$ 1,055,000	$ 568,500	$ 2,137,000
Common stock issued for equipment	$ 10,000	$ -	$ 10,000

See accompanying notes

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

General:

Gecko Systems of Georgia, Inc. (the "Company") was incorporated in the state of Georgia in December 1999. The Company has been in the development stage since its formation and is developing low cost robotic devices for both commercial and domestic uses. The Company has had no significant operations since its inception with its activities consisting of organizing the Company, developing a business plan, devoting substantially all of its efforts to research and development, and raising its initial capital to support these efforts.

Business risk and liquidity:

As shown in the accompanying financial statements, the Company incurred a substantial net loss of $1,139,353 for the year ended June 30, 2003 and has a deficit accumulated in the development stage of $2,481,731 and cash of $4,636 as of June 30, 2003. The Company anticipates incurring additional losses in the future as it continues research and development of its mobile service robots. To achieve profitability, the Company, alone or with others, must successfully commercialize its mobile service robots and successfully manufacture and market such mobile service robots. The time required to reach profitability is highly uncertain, and there can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all.

The Company has incurred negative cash flows from operations since its inception; the Company has expended and expects to continue to expend in the future, substantial funds to complete its planned product development efforts. The Company expects that its existing capital resources, including the funds received pursuant to the September 2003 public placement will be adequate to fund the Company's projected operations through the next year. No assurance can be given that the Company will not consume a significant amount of its available resources before that time. Management plans to continue to conduct its business and monitor expenditures. There can be no assurance that the Company's financing efforts will be successful. If adequate funds are not available, the financial position and results of operations will be materially and adversely affected.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of accounting:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States and conform to the standards applicable to development stage companies. The Company's fiscal year ends on June 30.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Supply inventory:

Supply inventory is comprised primarily of raw materials and subassemblies and is carried at the lower of cost or market based upon the specific item identification method.

Equipment and furniture:

Equipment and furniture are stated at cost less accumulated depreciation. Depreciation is recognized using accelerated methods over the estimated useful lives of the assets which approximate the straight-line method.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When equipment is sold or otherwise disposed of, the asset account and related depreciation are relieved, and any gain or loss is included in operations.

Earnings (loss) per share:

Net income (loss) per common share is based on the weighted average number of shares of common stock outstanding in each year presented.

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the year. Particularly susceptible to estimation is the fair value of services rendered for common stock. Actual results could and usually do differ from those estimates.

Research and development costs:

Research and development costs are expensed as incurred and consist primarily of salaries, supplies, and laboratory expenses.

Advertising and marketing costs:

Advertising and marketing costs are charged to operations when incurred.

Start-up costs:

Start-up costs include legal and professional fees. In accordance with Statement of Position 98-5, "Costs of Start-Up Activities," these costs have been expensed as incurred.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation:

The Company accounts for the issuance of common stock for services rendered and for equipment based upon the fair value of the services or equipment at the time provided.

New accounting pronouncements:

In May 2003, the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires financial instruments within its scope be classified as a liability (or an asset in some circumstances). Many of those financial instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments created before and still existing as of the issuance of this statement, a cumulative effect of change in accounting principle is required to be reported upon implementation in the first interim reporting period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a material impact on its historical financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition requirements of SFAS No. 148 are effective for the Company's fiscal year 2003. The Company currently does not offer stock options or warrants.

In November 2002, the Emerging Issues Task force ("ETIF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management does not expect the adoption of EITF Issue No. 00-21 to have a material impact on the Company's financial position or results of operations.

NOTE 2 – EQUIPMENT AND FURNITURE

The following is a summary of equipment and furniture as of June 30, 2003:

Equipment	$ 19,558
Furniture	3,987
	23,545
Accumulated depreciation	(7,623)
Equipment and furniture, net	$ 15,922

NOTE 3 – INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The source and tax effect of the temporary difference that gave rise to the deferred income tax asset for the year ended June 30, 2003, is presented below.

Deferred income tax asset- net operating loss carryforward	$ 903,039
Valuation allowance	(903,039)
Net deferred income tax asset	$ -

As of June 30, 2003, the Company has a net income tax operating loss carryforward of approximately $2.5 million that will expire if not utilized, in varying amounts through 2023. The net operating loss will be available to offset future taxable income, if any and is subject to limitations under federal income tax laws. Due to the uncertainty of the net operating loss carryforward, a valuation allowance has been recorded as indicated above.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of June 30, 2003 And For The Two Years Ended June 30, 2003

NOTE 4 – LOSS PER COMMON SHARE

The following data details the computation of basic net loss per common share:

	Years Ended June 30,	
	2003	2002
Net loss attributable to common stockholders	$ 1,139,353	$ 561,637
Weighted average number of common shares outstandng	23,417,678	18,778,017
Basic net loss per share attruibutable to common stockholders	$ (0.05)	$ (0.03)

There are no potentially dilutive, common share equivalents hence only basic loss per share is presented.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company leases its office space under a noncancellable operating lease expiring in November 2003. Rent expense for the year ended June 30, 2003 totaled approximately $6,600. The Company is responsible for the related property taxes, utilities, and insurance coverage. Management anticipates renewing the lease at the current monthly amount of approximately $800.

The Company anticipates establishing a stock option plan. As of September 19, 2003, no such stock option plan had been established.

*****

GECKO SYSTEMS OF GEORGIA, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

AS OF MARCH 31, 2004
(UNAUDITED)

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Balance Sheet
As of March 31, 2004
(Unaudited)

Assets	
Current assets:	
Cash	$ 8,758
Supply inventory	52,702
Total current assets	61,460
Equipment and furniture, net	13,037
Other non-current assets	
Employee advances	1,250
Other	1,902
Total non-current assets	3,152
Total Assets	$ 77,649
Liabilities and Stockholder's Equity	
Current Liabilities	
Accounts Payable	$ 0
Accrued Liabilities	137,905
Total current liabilites	137,905
Stockholder's Equity	
Common Stock (no par value; authorized 50,000,000 shares; outstanding 25,378,950 shares)	2,527,872
Deficit accumulated during the development stage	(2,588,128)
Total stockholder's equity	(60,256)
Total Liabilities and Stockholder's Equity	$ 77,649

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statement of Income (Loss)
For the Nine Months Ended March 31, 2004

	Nine Months Ended March 31, 2004	Cumulative during the development stage
Revenues	$ 0	$ 11,828
Expenses		
Selling, general and administrative	50,409	1,368,931
Research and development	49,528	1,214,320
Advertising and marketing	1,337	3,959
Depreciation	5,123	12,746
Total Expenses	106,397	2,599,956
Net Loss	$ (106,397)	$ (2,588,128)
Per Common Share Data:		
Basic, net loss	$ (0.00)	$ (0.11)
Weighted average common shares, basic	23,417,678	23,417,678

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Changes in Stockholder's Equity
For the Nine Months Ended March 31, 2004

	Date of Issuance	Common Stock Price per share	Shares	Amount	Deficit Accumulated During the Development Stage	Total Stockholder's Equity
Stock issued at inception, 1:10 reverse split to replace predecessor company stock	January 2000		5,477,000	$ 197,172		$ 197,172
Stock split 2:1	April 2000		5,477,000			
Common stock issued for:						
Cash	June 2000	0.10	126,100	12,610		12,610
Cash	November 2000	0.10	270,000	27,000		27,000
Compensation	June 2000	0.10	255,000	25,500		25,500
Compensation	November 2000	0.10	4,880,000	488,000		488,000
Net loss since inception					(780,741)	(780,741)
Balances as of June 30, 2001			16,485,100	750,282	(780,741)	(30,459)
Common stock issued for:						
Cash	June 2002	0.10	210,000	21,000		21,000
Compensation	June 2002	0.10	5,685,000	568,500		568,500
Net loss, 2002					(561,637)	(561,637)
Balances as of June 30, 2002			22,380,100	1,339,782	(1,342,378)	(2,596)
Common Stock issued for:						
Cash:	August 2002	0.30	96,250	28,875		28,875
	October 2002	0.37	112,500	41,175		41,175
	December 2002	0.40	132,600	53,040		53,040
Compensation	June 2003	0.40	2,637,500	1,055,000		1,055,000
Equipment	May 2003	0.50	20,000	10,000		10,000
Net loss, 2003					(1,139,353)	(1,139,353)
Balances as of June 30, 2003			25,378,950.	2,527,872	2,481,731	46,141
Net loss, March 31, 2004					(106,397)	(106,397)
Balance as of March 31, 2004			$ 25,378,950	$ 2,527,872	$ 2,588,128	$ (60,256)

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the Nine Months Ended March 31, 2004

	Nine Months Ended March 31, 2004	Cumulative during the development stage
Cash flows form operating activities:		
Net loss	$ (106,397)	$ (2,588,128)
Adjustments to reconcile net loss to net cash used by operating activities:		
Common stock issued for services rendered	0	2,137,000
Common stock issued for stock of predecessor	0	197,172
Depreciation	5,123	12,746
(Increase) decrease in:		
Supply inventory	(9,043)	(52,702)
Employee advances	(750)	(1,250)
Other assets	1,000	(1,902)
Increase (decrease) in:		
Accounts payable	(1,478)	0
Accrued liabilities	117,905	137,905
Total adjustments	112,757	2,428,969
Net cash provided by operating activities	6,360	(159,159)
Cash flows from investing activities:		
Purchase of equipment and furniture	(2,238)	(15,783)
Net cash used by investing activities	(2,238)	(15,783)
Cash flows from financing activities:		
Proceeds from issuance of common stock	0	183,700
Net cash provided by financing activities	0	183,700
Net increase (decrease) in cash	4,122	8,758
Cash, beginning of year	4,636	0
Cash, March 31, 2004	$ 8,758	$ 8,758
Supplemental disclosure of non-cash investing activities:		
Common stock issued for services rendered	$ 0	$ 2,137,000
Common stock issued for equipment	$ 0	$ 10,000

See accompanying notes.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of March 31, 2004

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

General:

Gecko Systems of Georgia, Inc. (the "Company") was incorporated in the state of Georgia in December 1999. The Company has been the development stage since its formation and is developing low cost robotic devices for both commercial and domestic uses. The Company has had no significant operations since its inception with its activities consisting of organizing the Company, developing a business plan, devoting substantially all of its efforts to research and development, and raising its initial capital to support these efforts.

Business risk and liquidity:

As shown in the accompanying financial statements, the Company incurred a net loss of $106.397 for the nine months ended March 31, 2004 and has a deficit accumulated in the development stage of $2,588,128 and cash of $8758 as of March 31, 2004. The Company anticipates incurring additional losses in the future as it continues research and development of its mobile service robots. To achieve profitability, the Company, alone or with others, must successfully commercialize its mobile service robots and successfully manufacture and market such mobile service robots. The time required to reach profitability is highly uncertain, and there can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all.

The Company has incurred negative cash flows from operations since it inception; the Company has expended and expects to continue to expend in the future, substantial funds to complete its planned product development efforts. The Company expects that its existing capital resources, including the funds received pursuant to the public placement will be adequate to fund the Company's projected operations through the next year. No assurance can be given that the Company will not consume a significant amount of its available resources before that time. Management plans to continue to conduct its business and monitor expenditures. There can be no assurance that the Company's financing efforts will be successful. If adequate funds are not available, the financial position and results of operations will be materially and adversely affected.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcomes of the uncertainty.

Basis of accounting:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States and conform to the standards applicable to development stage companies. The Company's fiscal year ends of June 30.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of March 31, 2004

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Supply inventory:

Supply inventory is comprised primarily of raw materials and subassemblies and is carried at cost based upon the specific item identification method

Equipment and furniture:

Equipment and furniture are stated as cost less accumulated depreciation. Depreciation is recognized using accelerated methods over the estimated useful lives of the assets which approximate the straight-line method.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When equipment is sold or otherwise disposed of, the asset account and related depreciation are relieved, and any gain or loss is included in operations.

Earnings (loss) per share:

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the year. Particularly susceptible to estimation is the fair value of services rendered for common stock. Actual results could and usually do differ form those estimates.

Research and development costs:

Research and development costs are expensed as incurred and consist primarily of salaries, supplies, and laboratory expenses.

Advertising and marketing costs:

Advertising and marketing costs are charges to operations when incurred.

Start-up costs:

Start-up costs include legal and professional fees. In accordance with Statement of Position 98-5, "Costs of Start-up Activities," these costs have been expensed as incurred.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of March 31, 2004

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation:

The company accounts for the issuance of common stock for services rendered and for equipment based upon the fair market value of the services or equipment at the time provided.

New accounting Pronouncements:

In May 2003, The Financial Accounting Standards Board ("FASB") issued statements of Financial Accounting Standards No. 150 (SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for classification and measurement of certain financial instruments with the characteristics of both liabilities and equity. SFAS 150 requires financial instruments with its scope to be classifies as a liability (or an asset in some circumstances). Many of those financial instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments created before and still existing as of the issuance of this statement, a cumulative effect of change in accounting principle is required to be reported upon implementation in the first interim reporting period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a material impact on it historical financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, which provided alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 145 also requires that disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition requirements of SFAS no. 148 are effective for the Company's fiscal year 2003. The Company currently does not offer stock options or warrants.

In November 2002. the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provision of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management does not expect the adoption of EITF Issue No. 00-21 to have a material impact on the Company's financial position or results of operations.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of March 31, 2004

NOTE 2 – EQUIPMENT AND FURNITURE

The following is a summary of equipment and furniture as of March 31, 2004:

Equipment	$ 21,796
Furniture	3,987
	25,783
Accumulated depreciation	(12,746)
Equipment and furniture, net	$ 13,037

NOTE 3 – INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The sources and tax effect of the temporary difference that gave rise to the deferred income tax asset for the nine months ended March 31, 2004, is presented below.

Deferred income tax asset –	
Net operating loss carryforward	$927,784
Valuation allowance	(927,784)
Net deferred income tax asset	$ 0

As of March 31, 2004, the Company has a net income tax operating loss carryforward of approximately $2 million that will expire if not utilized, in varying amounts through 2024. The net operating loss will be available to offset future taxable income, if any and is subject to limitations under federal income tax laws. Due to the uncertainty of the net operating loss carryforward, a valuation allowance has been recorded as indicated above.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of March 31, 2004

NOTE 4 – LOSS PER COMMON SHARE

The following data details the computation of basic net loss per common share:

	Nine Months Ended March 31, 2004	Years Ended June 30, 2003	2002
Net loss attributed to common stockholders	$ 106,397	$1,139,353	$ 561,637
Weighted average number of common shares outstanding	23,417,678	23,417,678	18,778,017
Basic net loss per share attributable to common stockholders	$ 0.00	$ 0.05	$ 0.03

There are no potentially dilutive, common share equivalents hence only basic loss per share is presented.

NOTE 5 – COMMINTMENTS AND CONTINGENCIES

The Company leases it office space under a noncanellable operating lease expiring in November 2004. Rent expense for the year ending June 30, 2004 will total approximately $6,600. The Company is responsible for the related property taxes, utilities and insurance coverage. Management anticipates renewing the lease at the current monthly amount of approximately $800.

The Company anticipates establishing a stock option plan. As of April 30, 2004, no such stock option plan has been established.

*****

GECKO SYSTEMS OF GEORGIA, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

AS OF JUNE 30, 2004
(UNAUDITED)

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Balance Sheet
As of June 30, 2004
(Unaudited)

Assets	
Current assets:	
Cash	$ 6,407
Supply inventory	59,026
Total current assets	65,433
Equipment and furniture, net	13,365
Other non-current assets	
Employee advances	1,250
Other	1,902
Total non-current assets	3,152
Total Assets	$ 81,950
Liabilities and Stockholder's Equity	
Current Liabilities	
Accounts Payable	$ 0
Accrued Liabilities	169,886
Total current liabilites	169,886
Stockholder's Equity	
Common Stock (no par value; authorized 50,000,000 shares; outstanding 25,378,950 shares)	2,527,872
Deficit accumulated during the development stage	(2,615,808)
Total stockholder's equity	(87,936)
Total Liabilities and Stockholder's Equity	$ 81,950

See accompanying notes.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statement of Income (Loss)
For the Two Years Ended June 30, 2004 And 2003

	Year Ended June 30, 2004	Year Ended June 30, 2003	Cumulative during the development stage
Revenues	$ 0	$ 0	$ 11,828
Expenses			
Selling, general and administrative	78,204	586,705	1,396,726
Research and development	51,678	549,235	1,216,470
Advertising and marketing	1,637	751	4,259
Depreciation	2,558	2,662	10,181
Total Expenses	134,077	1,139,353	2,627,636
Net Loss	$ (134,077)	(1,139,353)	$ (2,615,808)
Per Common Share Data:			
Basic, net loss	$ (0.01)	$ (0.05)	$ (0.10)
Weighted average common shares, basic	23,417,678	23,417,678	23,417,678

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Changes in Stockholder's Equity
For the Year Ended June 30, 2004

	Date of Issuance	Common Stock: Price per share	Common Stock: Shares	Common Stock: Amount	Deficit Accumulated During the Development Stage	Total Stockholder's Equity
Stock issued at inception, 1:10 reverse split to replace predecessor company stock	January 2000		5,477,000	$ 197,172		$ 197,172
Stock split 2:1	April 2000		5,477,000			
Common stock issued for:						
Cash	June 2000	0.10	126,100	12,610		12,610
Cash	November 2000	0.10	270,000	27,000		27,000
Compensation	June 2000	0.10	255,000	25,500		25,500
Compensation	November 2000	0.10	4,880,000	488,000		488,000
Net loss since inception					(780,741)	(780,741)
Balances as of June 30, 2001			16,485,100	750,282	(780,741)	(30,459)
Common stock issued for:						
Cash	June 2002	0.10	210,000	21,000		21,000
Compensation	June 2002	0.10	5,685,000	568,500		568,500
Net loss, 2002					(561,637)	(561,637)
Balances as of June 30, 2002			22,380,100	1,339,782	(1,342,378)	(2,596)
Common Stock issued for:						
Cash:	August 2002	0.30	96,250	28,875		28,875
	October 2002	0.37	112,500	41,175		41,175
	December 2002	0.40	132,600	53,040		53,040
Compensation	June 2003	0.40	2,637,500	1,055,000		1,055,000
Equipment	May 2003	0.50	20,000	10,000		10,000
Net loss, 2003					(1,139,353)	(1,139,353)
Balances as of June 30, 2003			25,378,950	2,527,872	(2,481,731)	46,141
Net loss, June 30, 2004					(134,077)	(134,077)
Balance as of June 30, 2004			$ 25,378,950	$ 2,527,872	$ (2,615,808)	$ (87,936)

See accompanying notes.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the Two Years Ended June 30, 2004 And 2003

	Year Ended June 30, 2004	Year Ended June 30, 2003	Cumulative during the development stage
Cash flows form operating activities:			
Net loss	$ (134,077)	$ (1,139,353)	$ (2,481,731)
Adjustments to reconcile net loss to net cash used by operating activities:			
Common stock issued for services rendered	0	1,055,000	2,137,000
Common stock issued for stock of predecessor	0	0	197,172
Depreciation	2,557	2,662	7,623
(Increase) decrease in:			
Supply inventory	(15,367)	(18,224)	(43,659)
Employee advances	(750)	(500)	(500)
Other assets	1,000	(2,902)	(2,902)
Increase (decrease) in:			
Accounts payable	(1,478)	1,478	1,478
Accrued liabilities	149,886	(11,173)	20,000
Total adjustments	135,848	1,026,641	2,316,212
Net cash provided by operating activities	1,771	113,012	(165,519)
Cash flows from investing activities:			
Purchase of equipment and furniture	0	(5,911)	(13,545)
Net cash used by investing activities	0	(5,911)	(13,545)
Cash flows from financing activities:			
Proceeds from issuance of common stock	0	123,090	183,700
Net cash provided by financing activities	0	123,090	183,700
Net increase (decrease) in cash	1,771	4,167	6,407
Cash, beginning of year	4,636	469	0
Cash,end of year	$ 6,407	$ 4,636	$ 6,407
Supplemental disclosure of non-cash investing activities:			
Common stock issued for services rendered	$ 0	$ 1,055,000	$ 2,137,000
Common stock issued for equipment	$ 0	$ 10,000	$ 10,000

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of June 30, 2004

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

General:

Gecko Systems of Georgia, Inc. (the "Company") was incorporated in the state of Georgia in December 1999. The Company has been the development stage since its formation and is developing low cost robotic devices for both commercial and domestic uses. The Company has had no significant operations since its inception with its activities consisting of organizing the Company, developing a business plan, devoting substantially all of its efforts to research and development, and raising its initial capital to support these efforts.

In the opinion of management all adjustments necessary for a fair statement of results for the periods presented have been included. All such adjustments are of a normal and recurring nature.

Business risk and liquidity:

As shown in the accompanying financial statements, the Company incurred a net loss of $134,077 for the year ended June 30, 2004 and has a deficit accumulated in the development stage of $2,615,808 and cash of $6,407 as of June 30, 2004. The Company anticipates incurring additional losses in the future as it continues research and development of its mobile service robots. To achieve profitability, the Company, alone or with others, must successfully commercialize its mobile service robots and successfully manufacture and market such mobile service robots. The time required to reach profitability is highly uncertain, and there can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all.

The Company has incurred negative cash flows from operations since it inception; the Company has expended and expects to continue to expend in the future, substantial funds to complete its planned product development efforts. The Company expects that its existing capital resources, including the funds received pursuant to the public placement will be adequate to fund the Company's projected operations through the next year. No assurance can be given that the Company will not consume a significant amount of its available resources before that time. Management plans to continue to conduct its business and monitor expenditures. There can be no assurance that the Company's financing efforts will be successful. If adequate funds are not available, the financial position and results of operations will be materially and adversely affected.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcomes of the uncertainty.

Basis of accounting:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States and conform to the standards applicable to development stage companies. The Company's fiscal year ends of June 30.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of June 30, 2004

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Supply inventory:

Supply inventory is comprised primarily of raw materials and subassemblies and is carried at cost based upon the specific item identification method

Equipment and furniture:

Equipment and furniture are stated as cost less accumulated depreciation. Depreciation is recognized using accelerated methods over the estimated useful lives of the assets which approximate the straight-line method.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When equipment is sold or otherwise disposed of, the asset account and related depreciation are relieved, and any gain or loss is included in operations.

Earnings (loss) per share:

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the year. Particularly susceptible to estimation is the fair value of services rendered for common stock. Actual results could and usually do differ form those estimates.

Research and development costs:

Research and development costs are expensed as incurred and consist primarily of salaries, supplies, and laboratory expenses.

Advertising and marketing costs:

Advertising and marketing costs are charges to operations when incurred.

Start-up costs:

Start-up costs include legal and professional fees. In accordance with Statement of Position 98-5, "Costs of Start-up Activities," these costs have been expensed as incurred.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation:

The company accounts for the issuance of common stock for services rendered and for equipment based upon the fair market value of the services or equipment at the time provided.

New accounting Pronouncements:

In May 2003, The Financial Accounting Standards Board ("FASB") issued statements of Financial Accounting Standards No. 150 (SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for classification and measurement of certain financial instruments with the characteristics of both liabilities and equity. SFAS 150 requires financial instruments with its scope to be classifies as a liability (or an asset in some circumstances). Many of those financial instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments created before and still existing as of the issuance of this statement, a cumulative effect of change in accounting principle is required to be reported upon implementation in the first interim reporting period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a material impact on it historical financial position or results of operations. Due to the lack of material impact on the financial statements and results of operations, the Company has chosen not to implement SFAS 150 at this time.

In December 2002, the FASB issued SFAS No. 148, which provided alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 145 also requires that disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition requirements of SFAS no. 148 are effective for the Company's fiscal year 2003. The Company currently does not offer stock options or warrants.

In November 2002. the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provision of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management does not expect the adoption of EITF Issue No. 00-21 to have a material impact on the Company's financial position or results of operations.

NOTE 2 – EQUIPMENT AND FURNITURE

The following is a summary of equipment and furniture as of June 30, 2004:

Equipment	$ 19,558
Furniture	3,987
	23,545
Accumulated depreciation	(10,180)
Equipment and furniture, net	$ 13,365

NOTE 3 – INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The sources and tax effect of the temporary difference that gave rise to the deferred income tax asset for the year ended June 30, 2004, is presented below.

Deferred income tax asset –	
Net operating loss carryforward	$879,926
Valuation allowance	(879,926)
Net deferred income tax asset	$ 0

As of June 30, 2004, the Company has a net income tax operating loss carryforward of approximately $2.5 million that will expire if not utilized, in varying amounts through 2024. The net operating loss will be available to offset future taxable income, if any and is subject to limitations under federal income tax laws. Due to the uncertainty of the net operating loss carryforward, a valuation allowance has been recorded as indicated above.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of June 20, 2004

NOTE 4 – LOSS PER COMMON SHARE

The following data details the computation of basic net loss per common share:

	Years Ended June 30,	
	2004	2003
Net loss attributed to common stockholders	$ 134,077	$1,139,353
Weighted average number of common shares outstanding	23,417,678	23,417,678
Basic net loss per share attributable to common stockholders	$ 0.01	$ 0.05

There are no potentially dilutive, common share equivalents hence only basic loss per share is presented.

NOTE 5 – COMMINTMENTS AND CONTINGENCIES

The Company leases it office space under a noncanellable operating lease expiring in November 2004. Rent expense for the year ending June 30, 2004 will total approximately $6,600. The Company is responsible for the related property taxes, utilities and insurance coverage. Management anticipates renewing the lease at the current monthly amount of approximately $800.

The Company anticipates establishing a stock option plan. As of April 30, 2004, no such stock option plan has been established.

*****

GECKO SYSTEMS OF GEORGIA, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2004
(UNAUDITED)

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Balance Sheet
As of September 30, 2004
(Unaudited)

Assets	
Current assets:	
Cash	$ 901
Supply inventory	59,026
Total current assets	53,603
Equipment and furniture, net	13,464
Other non-current assets	
Employee advances	1,250
Other	1,902
Total non-current assets	3,152
Total Assets	$ 70,219
Liabilities and Stockholder's Equity	
Current Liabilities	
Accounts Payable	$ 0
Accrued Liabilities	156,091
Total current liabilites	156,091
Stockholder's Equity	
Common Stock (no par value; authorized 50,000,000 shares; outstanding 25,378,950 shares)	2,527,872
Deficit accumulated during the development stage	(2,630,616)
Total stockholder's equity	(102,744)
Total Liabilities and Stockholder's Equity	$ 70,219

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statement of Income (Loss)
For the Three Months Ended September 30, 2004

	Three Months Ended September 30, 2004	Cumulative during the development stage
Revenues	$ 5,000	$ 16,828
Expenses		
Selling, general and administrative	13,812	1,410,538
Research and development	5,462	1,221,932
Advertising and marketing	300	4,559
Depreciation	234	10,415
Total Expenses	19,808	2,647,444
Net Loss	$ (14,808)	$ (2,630,616)
Per Common Share Data:		
Basic, net loss	$ 0.00	$ (0.11)
Weighted average common shares, basic	23,417,678	23,417,678

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Changes in Stockholder's Equity
For the Three Months Ended September 30, 2004

	Date of Issuance	Common Stock Price per share	Shares	Amount	Deficit Accumulated During the Development Stage	Total Stockholder's Equity
Stock issued at inception, 1:10 reverse split to replace predecessor company stock	January 2000		5,477,000	$ 197,172		$ 197,172
Stock split 2:1	April 2000		5,477,000			
Common stock issued for:						
Cash	June 2000	0.10	126,100	12,610		12,610
Cash	November 2000	0.10	270,000	27,000		27,000
Compensation	June 2000	0.10	255,000	25,500		25,500
Compensation	November 2000	0.10	4,880,000	488,000		488,000
Net loss since inception					(780,741)	(780,741)
Balances as of June 30, 2001			16,485,100	750,282	(780,741)	(30,459)
Common stock issued for:						
Cash	June 2002	0.10	210,000	21,000		21,000
Compensation	June 2002	0.10	5,685,000	568,500		568,500
Net loss, 2002					(561,637)	(561,637)
Balances as of June 30, 2002			22,380,100	1,339,782	(1,342,378)	(2,596)
Common Stock issued for:						
Cash:	August 2002	0.30	96,250	28,875		28,875
	October 2002	0.37	112,500	41,175		41,175
	December 2002	0.40	132,600	53,040		53,040
Compensation	June 2003	0.40	2,637,500	1,055,000		1,055,000
Equipment	May 2003	0.50	20,000	10,000		10,000
Net loss, 2003					(1,139,353)	(1,139,353)
Balances as of June 30, 2003			25,378,950	2,527,872	(2,481,731)	46,141
Net loss, June 30, 2004					(134,077)	(134,077)
Net loss, September 30, 2004					(14,808)	(14,808)
Balance as of September 30, 2004			$ 25,378,950	$ 2,527,872	$ (2,630,616)	$ (102,744)

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the Three Months Ended September 30, 2004

	Three Months Ended September 30, 2004	Cumulative during the development stage
Cash flows form operating activities:		
Net loss	$ (14,808)	$ (2,496,539)
Adjustments to reconcile net loss to net cash used by operating activities:		
Common stock issued for services rendered	0	2,137,000
Common stock issued for stock of predecessor	0	197,172
Depreciation	234	7,857
(Increase) decrease in:		
Supply inventory	6,324	(37,335)
Employee advances	-	(500)
Other assets	-	(2,902)
Increase (decrease) in:		
Accounts payable	-	1,478
Accrued liabilities	2,744	22,744
Total adjustments	9,302	2,325,514
Net cash provided by operating activities	(5,506)	(171,025)
Cash flows from investing activities:		
Purchase of equipment and furniture	0	(13,545)
Net cash used by investing activities	0	(13,545)
Cash flows from financing activities:		
Proceeds from issuance of common stock	0	183,700
Net cash provided by financing activities	0	183,700
Net increase (decrease) in cash	(5,506)	901
Cash, beginning of year	6,407	0
Cash,end of year	$ 901	$ 901
Supplemental disclosure of non-cash investing activities:		
Common stock issued for services rendered	$ 0	$ 2,137,000
Common stock issued for equipment	$ 0	$ 10,000

See accompanying notes

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of September 30, 2004

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

General:

Gecko Systems of Georgia, Inc. (the "Company") was incorporated in the state of Georgia in December 1999. The Company has been the development stage since its formation and is developing low cost robotic devices for both commercial and domestic uses. The Company has had no significant operations since its inception with its activities consisting of organizing the Company, developing a business plan, devoting substantially all of its efforts to research and development, and raising its initial capital to support these efforts.

In the opinion of management all adjustments necessary for a fair statement of results for the periods presented have been included. All such adjustments are of a normal and recurring nature.

Business risk and liquidity:

As shown in the accompanying financial statements, the Company incurred a net loss of $14,808 for the three months ended September 30, 2004 and has a deficit accumulated in the development stage of $2,630,616 and cash of $901 as of September 30, 2004. The Company anticipates incurring additional losses in the future as it continues research and development of its mobile service robots. To achieve profitability, the Company, alone or with others, must successfully commercialize its mobile service robots and successfully manufacture and market such mobile service robots. The time required to reach profitability is highly uncertain, and there can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all.

The Company has incurred negative cash flows from operations since it inception; the Company has expended and expects to continue to expend in the future, substantial funds to complete its planned product development efforts. The Company expects that its existing capital resources, including the funds received pursuant to the public placement will be adequate to fund the Company's projected operations through the next year. No assurance can be given that the Company will not consume a significant amount of its available resources before that time. Management plans to continue to conduct its business and monitor expenditures. There can be no assurance that the Company's financing efforts will be successful. If adequate funds are not available, the financial position and results of operations will be materially and adversely affected.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcomes of the uncertainty.

Basis of accounting:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States and conform to the standards applicable to development stage companies. The Company's fiscal year ends of June 30.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of September 30, 2004

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Supply inventory:

Supply inventory is comprised primarily of raw materials and subassemblies and is carried at cost based upon the specific item identification method

Equipment and furniture:

Equipment and furniture are stated as cost less accumulated depreciation. Depreciation is recognized using accelerated methods over the estimated useful lives of the assets which approximate the straight-line method.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When equipment is sold or otherwise disposed of, the asset account and related depreciation are relieved, and any gain or loss is included in operations.

Earnings (loss) per share:

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the year. Particularly susceptible to estimation is the fair value of services rendered for common stock. Actual results could and usually do differ form those estimates.

Research and development costs:

Research and development costs are expensed as incurred and consist primarily of salaries, supplies, and laboratory expenses.

Advertising and marketing costs:

Advertising and marketing costs are charges to operations when incurred.

Start-up costs:

Start-up costs include legal and professional fees. In accordance with Statement of Position 98-5, "Costs of Start-up Activities," these costs have been expensed as incurred.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation:

The company accounts for the issuance of common stock for services rendered and for equipment based upon the fair market value of the services or equipment at the time provided.

New accounting Pronouncements:

In May 2003, The Financial Accounting Standards Board ("FASB") issued statements of Financial Accounting Standards No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for classification and measurement of certain financial instruments with the characteristics of both liabilities and equity. SFAS 150 requires financial instruments with its scope to be classifies as a liability (or an asset in some circumstances). Many of those financial instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments created before and still existing as of the issuance of this statement, a cumulative effect of change in accounting principle is required to be reported upon implementation in the first interim reporting period beginning after June 15, 2003. The Company does not currently have any financial instruments that would fall under the scope of SFAS 150.

In December 2002, the FASB issued SFAS No. 148, which provided alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 145 also requires that disclosure of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition requirements of SFAS no. 148 are effective for the Company's fiscal year 2003. The Company currently does not offer stock options or warrants.

In November 2002. the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provision of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company currently does not deal in any revenue arrangements with multiple deliverables.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of September 30, 2004

NOTE 2 – EQUIPMENT AND FURNITURE

The following is a summary of equipment and furniture as of June 30, 2004:

Equipment	$ 22,455
Furniture	3,987
	26,442
Accumulated depreciation	(12,978)
Equipment and furniture, net	$ 13,464

NOTE 3 – INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The sources and tax effect of the temporary difference that gave rise to the deferred income tax asset for the three months ended September 30, 2004, is presented below.

Deferred income tax asset –	
Net operating loss carryforward	$879,926
Valuation allowance	(879,926)
Net deferred income tax asset	$ 0

As of September 30, 2004, the Company has a net income tax operating loss carryforward of approximately $2.6 million that will expire if not utilized, in varying amounts through 2024. The net operating loss will be available to offset future taxable income, if any and is subject to limitations under federal income tax laws. Due to the uncertainty of the net operating loss carryforward, a valuation allowance has been recorded as indicated above.

Gecko Systems of Georgia, Inc.
(A Development Stage Company)
Notes to The Financial Statements
As of September 30, 2004

NOTE 4 – LOSS PER COMMON SHARE

The following data details the computation of basic net loss per common share:

	Three Months Ended September 30, 2004	Years Ended June 30, 2003	Years Ended June 30, 2004
Net loss attributed to common stockholders	$ 14,808	$1,139,353	$ 134,077
Weighted average number of common shares outstanding	23,417,678	23,417,678	23,417,678
Basic net loss per share attributable to common stockholders	$ 0.00	$ 0.05	$ 0.01

There are no potentially dilutive, common share equivalents hence only basic loss per share is presented.

NOTE 5 – COMMINTMENTS AND CONTINGENCIES

The Company leases it office space under a noncanellable operating lease expiring in November 2004. Rent expense for the year ending June 30, 2005 will total approximately $6,600. The Company is responsible for the related property taxes, utilities and insurance coverage. Management anticipates renewing the lease at the current monthly amount of approximately $800.

The Company anticipates establishing a stock option plan. As of October 31, 2004, no such stock option plan has been established.

*****

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Conyers, State of Georgia on the 17th day of July, 2004.

GECKO SYSTEMS OF GEORGIA, INC.

By: R.M. Spencer

R. Martin Spencer
Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: R.M. Spencer

R. Martin Spencer
Chief Executive Officer and Director

Date: 7/17/04

By: Elaine G. Spencer

Elaine G. Spencer
Chief Financial Officer and Director

Date: 7/17/04

By: Edmond L. Lamb

Edmond L. Lamb
Chairman of the Board and Director

Date: 7/17/04

By: Linda K Paulson

Linda K. Paulson
Director

Date: 9/7/04

SUBSCRIPTION AGREEMENT

Gecko Systems of Georgia, Inc. (dba GeckoSystems, Inc.) corporate address is 1640B Highway 212, SW; Conyers, Georgia 30094. The Company's phone and fax numbers are (678) 413-9236, (678) 413-9247,respectively.

Dear Sirs:

I acknowledge that I have read the Offering Circular dated _______, 2004 (the "Offering") describing the offer by Gecko Systems, Inc, (the "Company") of up to 1,920,000 shares of Common Stock (the "Shares") at the price of $2.50 per Share. I hereby subscribe to purchase from the Company the number of Share Blocks detailed below. **The minimum individual subscription amount is 400 Share blocks, for a total purchase price of $1,000.** I acknowledge that the Company may, in its sole discretion, accept subscriptions for less than 400 Shares.

A. Number of Share blocks: _____________
(Minimum of 1 Share Block or 400 Shares)

B. Price Per Block: **$1,000.00**

Total Purchase Price (**AxB**) = _____________

In consideration for such Shares, I hereby submit a check made payable to:
John W. Ringo, Escrow Agent for GeckoSystems , Inc., for the total purchase price of

$________________________.

I acknowledge that the Company may, in its sole discretion, accept or reject my subscription, in whole or in part.

Recognizing that the Company must rely upon the information and on the representations set forth herein, I (either in an individual capacity, as an authorized representative of an entity, if applicable, or an accredited investor) hereby represent, warrant and agree that I am:

If an Individual:

(i) a bona fide resident of the State in which this offer is being made, **(ii)** over 21 years of age, **(iii)** and legally competent to execute this Agreement

If an entity:

(iv) authorized to execute this Agreement and **(v)** the entity is domiciled in the State in which this offer is being made

If an accredited investor:

(vi) an accredited investor is defined in the federal securities laws Rule 501 of Regulation D as:

1. a bank, insurance company, registered investment company, business development company, or small business investment company;
2. an employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million;

3. a charitable organization, corporation, or partnership with assets exceeding $5 million;
4. a director, executive officer, or general partner of the company selling the securities;
5. a business in which all the equity owners are accredited investors;
6. a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million at the time of the purchase;
7. a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year; or
8. a trust with assets in excess of $5 million, not formed to acquire the securities offered, whose purchases a sophisticated person makes.

I HEREBY AGREE AND UNDERSTAND THAT MY SIGNATURE TO THIS AGREEMENT CONSTITUTES MY PURCHASE OF THE SHARES SUBJECT TO ACCEPTANCE OF THIS SUBSCRIPTION BY THE COMPANY IN ITS SOLE DISCRETION. I agree to be bound by all of the terms and provisions of this Agreement and to perform all of my obligations thereunder with respect to the Shares to be purchased.

I understand all funds paid will be held in escrow pending the sale of 160,000 Shares ($400,000) which is the minimum amount offered . All proceeds will deposited is escrow with John W. Ringo, Attorney at Law, Marietta, Georgia. Unless 160,000 Shares are sold within one year of the effective date of the offering, the offering will be withdrawn and the funds will be returned promptly to purchasers without interest or deduction.

A check for the purchase price, drawn to the order of **John W. Ringo, Escrow Agent for GeckoSystems, Inc**, is enclosed in full payment of this subscription. The payment so delivered, or the applicable part thereof, shall be returned promptly to me, without interest or deduction, if this subscription is not accepted in full by the Company.

INDIVIDUAL PURCHASER:

[ ] I am an individual purchaser who satisfies the requirements of numbers (i), (ii) and (iii) above.

[ ] I am an accredited investor who satisfies at least one of the requirements in number (vi) above.

______________________________	______________________________	______________
Printed Name of Individual Purchaser	Signature of Individual Purchaser	Date

Address:__________________________City:______________State:________Zip:__________

Home Telephone:(_____)_______________ Work Telephone:(_____)_____________

MAKE CHECKS PAYABLE TO:

John W. Ringo, Escrow Agent for GeckoSystems, Inc.

ENTITY (Not Individual) PURCHASER:

[ ] I am an entity purchaser who satisfies the requirements of numbers (iv) and (v) above.

[ ] TRUST (Please include name of trust, name of trustee, date trust was formed and copy of the trust agreement.)
[ ] PARTNERSHIP (Please include copy of the partnership agreement authorizing signature.)
[ ] CORPORATION (Please include corporate resolution authorizing signature.)
[ ] OTHER (Please specify and include copy of document authorizing signature.)

The undersigned trustee, partner or officer warrants that he as full power and authority from all necessary beneficiaries, partners, directors, or stockholders of the entity named above to execute this Subscription Agreement on behalf of the entity and that investment in the Partnership is not prohibited by the governing documents of the entity and that the entity is domiciled in Georgia.

ENTITY PURCHASER:

____
Printed Name of Entity Purchaser

____
Signature and title of trustee, partner or authorized officer

____
Date

Address:______________________________City:____________________State:________Zip:__________

HomeTelephone:(____)________________________ Work Telephone:(____)____________________

MAKE CHECKS PAYABLE TO:
John W. Ringo, Escrow Agent for GeckoSystems, Inc.

TO BE COMPLETED BY THE COMPANY:

ACCEPTED AND AGREED TO:

Gecko Systems of Georgia, Inc.

State:________________Zip____________

By:__________________________ Dated_________, 2004
President

BROKER INFORMATION
To Be Completed by Selling Broker

Name:______________________
Firm:______________________
Address:___________________
City:______________________

Telephone(___)_______________
Fax(___)____________________

PART III
EXHIBITS

FORM 1-A
REGULATION A OFFERING STATEMENT

Index to Exhibits

1. Underwriting Agreement
   Best Efforts Sales Agreement

2. Corporate Charter and By-Laws
   Certificate of Existence
   Certificate of Incorporation
   Certificate of Amendment
   By-Laws

3. N/A

4. Subscription Agreement

5. N/A

6. Material Contracts
   (c) Management Contracts

   Employee Contracts
   R. Martin Spencer
   Elaine G. Spencer
   Ben L. Garcia
   Todd Dombrowski
   Leroy E. Teske

   Confidentiality Agreement Example
   (all employees and contractors sign a copy of this agreement)

7. N/A

8. N/A

9. Escrow Agreement

10. Consents
    (a) Experts
    Consent of Independent Accountants Moore Kirkland & Beauston (November 21, 2003)
    Consent of Independent Accountants Moore Kirkland & Beauston (December 28, 2004)
    Consent of Independent Accountant LuAnn Orchowski (April 30, 2004)
    Consent of Independent Accountant LuAnn Orchowski (July 13, 2004)
    Consent of Independent Accountant LuAnn Orchowski (November 23, 2004)

11. Opinion of Legality
    Opinion letter from John W. Ringo, Attorney at Law

12. N/A

13. N/A

14. N/A

15. Additional Exhibits

    (a) Letter of Commitment from R. M. Spencer for a line of credit loan to company
    (b) Letter of Understanding from Industrial Electronics Services, Inc.
    (c) Memorandum of Understanding with Alexian Village of Milwaukee
    (d) Excerpts from the United Nations 2004 World Robotics Survey

Best Efforts Sales Agreement
(Non-Exclusive Right to Sell)

This agreement is made and entered into this ___ day of ________, 2004, by and between

____ ("Sales Agent"),

having its principal place of business at ________________________________

and **Gecko Systems of Georgia, Inc.** ("the Issuer"), a Georgia Corporation
having its principal place of business at **1640B Highway 212, SW, Conyers, GA 30094**

WITNESSETH:

WHEREAS, the Issuer proposes to Issue and sell a minimum of **260,000** Shares and a maximum of **1,920,000** Qualified/ state registered shares of its Common Stock (the "shares") at a price of **$2.50** per Share, 400 Shares minimum subscription. The Issuer reserves the right to sell in lesser amounts The Qualified and/ or State registered shares under provisions of Regulation A are described in the Direct Public Offering Registration F form 1A (the "DPO") referred to below (the "Offering");

WHEREAS, interests in the Offering constitute or may constitute securities, the sale of which, together with sellers thereof, is highly regulated both federally and among the states:

WHEREAS, Sales Agent is a duly licensed broker in the State of Georgia and in other states (if any) where it conducts or may conduct its business and is authorized to offer and sell such securities In DPO programs;

WHEREAS, the Issuer desires to employ Sales Agent as its exclusive agent in connection with the sale of the offering and Sales Agent is willing to act as agent for the Issuer pursuant to the terms of this Agreement;

NOW, THEREFORE, for and in consideration of the promises, representations and covenants of the parties hereto made, and for other good and valuable consideration, the receipt and sufficiency of which are hereby confessed and acknowledged by each of the parties hereto, it is hereby agreed by and between the Issuer and the Sales Agent as follows;

Services of the Sales Agent

(a) subject to the provisions of this Agreement, Sales Agent will complete or cause to be completed, a due diligence file.

(b) Sales Agent shall offer and sell, on a non exclusive, best efforts basis Shares in the Offering, issued, sponsored and/or promoted by the Issuer. Such offers and sales shall be on a best efforts basis and at such unit prices as otherwise established in the DPO.

(c) In discharging its duties pursuant to this Agreement, Sales Agent is an independent contractor and may choose its own methods in doing so, may employ and discharge representatives and may enter into and terminate agreements with other broker-dealers and the Issuer, being solely interested in the results obtained: shall not have or exercise any control over Sales Agent except as otherwise provided herein.

(d) The Issuer shall retain its own counsel and/or other financial consultants for any advice or services which it deems required or appropriate to its actions in making this offering.

(e) In discharging its duties hereunder, Sales Agent shall be responsible for, bear and timely pay all legal costs Incurred in connection with the preparation of its internal offering materials, strategy and of all Discounts and Commissions due to co-brokers and representatives of the sales Agent.

(f) It is expressly understood that the Issuer will be responsible for, bear and timely pay all legal fees Incurred by it pursuant to this Agreement. all filing and Blue Sky fees as required. Escrow Fees, all consulting fees related to preparation of the DPO, and all accounting fees incurred in connection with the audit, of the Issuer's financial records constituting a part of the DPO, printing /distribution costs of reproducing and distributing the DPO materials and any other direct expenses of the Issuer, not otherwise listed in this agreement.

II <u>Sales Agent's Fees</u>

Sales Agent shall be paid a non- accountable expense allowance in an amount equal to three percent (3%) of the gross proceeds from the sale of shares which shall be paid directly to Sales Agent by the Escrow Agent after the "Minimum" amount of stock is sold, and thereafter payment on the fifth of the month for all stock sold during the period between the sixteenth through the end of the prior month, and on the twentieth of the month for all stock sold during the first through the fifteenth of the current month. In addition at the same time and in the same manner, Sales Agent will be paid Commissions equal to ten percent (10%) of the gross proceeds from the sale of Shares,

It is understood that the obligations of Sales Agent hereunder shall be conditioned upon the following:

a) The approval of counsel for Sales Agent of the form and content of the DPO, of the organization and present legal status of the Issuer, and of the legality and validity of the authorization and issuance of the Shares to be offered pursuant hereto.

(b) The performance by the Issuer of all the obligations on its part to be performed hereunder and the truth, completeness and accuracy of all statements and representations contained herein and all financial statements furnished hereunder.

(c) The prompt compliance by the Issuer with any request by Sales Agent for information or material as may be appropriate or necessary for its performance of the due diligence as required by the Sales Agent.

(d) The fact that from the date hereof until the date of the DPO and during the term of this Offering no material adverse changes shall have occurred in the properties, assets or financial condition of the Issuer other than changes occurring in the ordinary course of business

(e) The Sales Agent agrees that the checks, money orders and other instruments of payment received in exchange for subscription to the purchase of Shares of this Offering shall he made payable to the appropriate subscription escrow account and the Sales Agent further agrees to deposit said payments no later than noon on the third business day following receipt thereof.

III <u>Representations and Warranties</u>

(a) The Issuer Is a corporation duly organized and validly existing in good standing under the laws of its state of incorporation, with power and authority to conduct business as further described in the DPO document referred to below.

(b) The Issuer has prepared a Registration A offering (the "DPO") to be dated as of the Offering effective Date, covering the offering of the shares under the Georgia Securities Act, other state acts as required and federal securities laws.

(c) The financial statement contained in the DPO fairly present the financial condition of the Issuer at the time of the offering as therein specified and such financial statements have been prepared In conformity with generally acceptable accounting principles consistently applied throughout the periods involved.

(d) There are no suits, actions, or proceedings pending or to the knowledge of the Issuer, threatened against the Issuer, or any of its property, at law or in equity, or before or by any federal or state commission, regulatory body, domestic or foreign, in which any adverse decision might have a materially adverse effect on the business or property of the Issuer, other than that has been disclosed in the DPO.

(e) The offer, offer for sale, and sale of the shares have not and will not be registered with the Securities Exchange Commission ("Commission"). A Regulation A offering shall be "Qualified" with the Commission. The Shares are to be offered for sale and sold in the reliance upon the exemptions from registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Act"). The DPO contains all material information specified in the Act and the rules and regulations of the Commission, including Regulation A. The DPO does not contain any untrue statement or a material fact or omit to state any material any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(f) The execution and delivery of this agreement and compliance with the terms of this Agreement will not conflict with, or result In, a breach of any of the terms or provisions of, or constitute a default under, the Articles of Incorporation of the Issuer or any other agreement or instrument to which the Issuer or any officer is a party, or any applicable law, rule, regulation, governmental instrumentality or court, domestic or foreign, having jurisdiction over the Issuer.

(g) The Shares will conform in all material respects to all statements concerning them contained in the DPO and will be duly authorized, validly and legally issued and subject only to the rights and obligations set forth in the Amended and Restated Articles of Incorporation of the Issuer

IV Indemnification

The Issuer hereby indemnifies and agrees to hold harmless the Sales Agent, its Legal Counsel and each broker- dealer making this offering and each person who controls Sales Agent and any participating broker- dealer within the meaning of section 15 of the Act, free and harmless from and against any and all losses, claims, demands, liabilities and expenses (except as otherwise provided herein) reasonably incurred in investigating, preparing for, defending against or settling any litigation commenced, or threatened, or any claim arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the DPO, or any amendment or supplement thereto, or which arise out of or are based upon any omission or any statement or material required to make the statements therein contained not misleading. The Issuer will reimburse Sales Agent, and any Broker-Dealer, Legal Counsel or Agent employed by Sales Agent in making this offering for any legal or other expense reasonably incurred in connection with investigating or defending against any such loss, claim, liability, suit or action.

The foregoing indemnity of the Issuer in favor of the Sales Agent, each Broker employed by the Sales Agent in making this offering shall not be deemed to protect the Sales Agent or any such Broker-Dealer against any liability to which it or they would be subject because of willful misfeasance, bad faith, or gross negligence in the performance of their obligations, or by reason of its or their reckless disregard or obligations arising directly or indirectly under this agreement.

The Indemnity made herein shall survive the date of the termination of this agreement and the date of closing of the offering made pursuant to this agreement and shall inure to the benefit of Sales Agent, its Legal representatives, successors and assigns and each participating Broker- Dealer, and each control person or Sales Agent and any participating Broker- Dealer.

V Term: Termination, Early Termination Fee

The term of this Agreement shall commence of the date first above written and shall continue in full force and effect until such time as the offering is subscribed and closed or terminated by the Issuer and, *provided further*, that **no** such termination, whenever effective, shall **have** the effect of terminating Indemnification set forth In Section IV hereof.

VI Notices

All notices and communications made pursuant to this agreement, except as hereunder otherwise specifically provided, shall be in writing and deemed given when sent by certified mail, return receipt requested, hand delivered, telegraphed or faxed, to the parties hereto at their respective address as follows:

To the Sales Agent:	To The Issuer
"Broker-Dealer Firm's Name"	GeckoSystems, Inc.
Address	1640B Highway 212, SW
City, State, Zip	Conyers, GA 30094

VII Parties

This Agreement shall inure to the benefit of and shall be binding upon the Issuer, Sales Agent and the control persons, and participating broker-dealers referred to in Section IV hereof, and their respective successors, legal representatives and assigns, and no other person shall have, or be construed to have, any legal or equitable right, remedy or claim under, in respect of, or by virtue of this agreement or any provision contained herein.

Sales Agent:
" BROKER- DEALER FIRM'S NAME"

By: ______________________

Title:_____________________

Issuer:

By: ______________________

Title:_____________________

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER : 0002029
DATE INC/AUTH/FILED: 12/20/1999
JURISDICTION : GEORGIA
PRINT DATE : 09/22/2003
FORM NUMBER : 211

GECKOSYSTEMS, INC.
ELAINE SPENCER
1640 HIGHWAY 212, SW
CONYERS, GA 30094

CERTIFICATE OF EXISTENCE

I, Cathy Cox, the Secretary of State of the State of Georgia, do hereby certify under the seal of my office that as of the above print date

GECKO SYSTEMS OF GEORGIA, INC
A GEORGIA PROFIT CORPORATION

is in compliance with the applicable filing and annual registration provisions of Title 14 of the Official Code of Georgia Annotated.

Said entity was formed in the jurisdiction stated above or was authorized to transact business in Georgia on the above date and has not filed articles of dissolution, certificate of cancellation or any other similar document with the Office of the Secretary of State.

This certificate relates only to the legal existence of the above-named entity as of the print date above. It does not certify whether or not a notice of intent to dissolve, an application for withdrawal, a statement of commencement of winding up or any other similar document has been filed or is pending with the Secretary of State.

This information is electronically transmitted, issued and certified in accordance with the Georgia Electronic Records and Signatures Act and Title 14 of the Official Code of Georgia Annotated and is prima-facie evidence that said entity is in existence or is authorized to transact business in this state.

20030922180321587


STATE OF GEORGIA
1776

Cathy Cox
Secretary of State

Exhibit 2

Secretary of State

Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

CONTROL NUMBER: 0002029
EFFECTIVE DATE: 12/20/1999
COUNTY : CLAYTON
REFERENCE : 0048
PRINT DATE : 01/12/2000
FORM NUMBER : 311

R. M. SPENCER
2970 WILLIAMS DRIVE
GEORGETOWN, TX 78628

CERTIFICATE OF INCORPORATION

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify under the seal of my office that

GECKO SYSTEMS OF GEORGIA, INC.
A DOMESTIC PROFIT CORPORATION

has been duly incorporated under the laws of the State of Georgia on the effective date stated above by the filing of articles of incorporation in the Office of the Secretary of State and by the paying of fees as provided by Title 14 of the Official Code of Georgia Annotated.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.




STATE OF GEORGIA
1776

Cathy Cox
Secretary of State

Articles of Incorporation
Of
Gecko Systems of Georgia, Inc.

Article 1.

The name of the corporation is Gecko Systems of Georgia, Inc.

Article 2.

The corporation is authorized to issue 20,000,000 shares

Article 3.

The street address of the registered office is 7560 Taylor Road, #20, Riverdale, GA 30274 in Clayton County. The registered agent at such address is Phillip Sims.

Article 4.

The name and address of the incorporator is:

R. M. Spencer
P. O. Box 40003
Georgetown, TX 78628

Article 5.

The principal mailing address of the corporation is:

2970 Williams Drive
Georgetown, TX 78628

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

This 15th day of December, 1999

R. M. Spencer

Secretary of State
Corporations Division
315 West Tower
#2 Martin Luther King, Jr. Dr.
Atlanta, Georgia 30334-1530

DOCKET NUMBER : 031900308
CONTROL NUMBER: 0002029
EFFECTIVE DATE: 06/30/2003
REFERENCE : 0045
PRINT DATE : 07/09/2003
FORM NUMBER : 111

R. M. SPENCER
1640 HIGHWAY 212
CONYERS, GA 30094

CERTIFICATE OF AMENDMENT

I, Cathy Cox, the Secretary of State and the Corporations Commissioner of the State of Georgia, do hereby certify underthe seal of my office that

GECKO SYSTEMS OF GEORGIA, INC.
A DOMESTIC PROFIT CORPORATION

has filed articles of amendment in the Office of the Secretary of State and has paid the required fees as provided by Title 14 of the Official Code of Georgia Annotated. Attached hereto is a true and correct copy of said articles of amendment.

WITNESS my hand and official seal in the City of Atlanta and the State of Georgia on the date set forth above.






STATE OF GEORGIA
CONSTITUTION
1776

Cathy Cox
Secretary of State

AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
GECKO SYSTEMS OF GEORGIA, INC.

(1) The name of the Company is: Gecko Systems of Georgia, Inc.

(2) The Articles have been amended as follows:

Article 2 was amended on November 25, 2000, to increase the maximum number of shares of common stock, no par value from 20,000,000 shares to 50,000,000 shares.

(3) This amendment was adopted by vote of the shareholders.

In witness whereof, the undersigned has executed this Amendment to the Articles of Incorporation this 30th day of June, 2003.



R. M. Spencer
President
Gecko Systems of Georgia, Inc.

Bylaws

of

Gecko Systems of Georgia, Inc.

adopted

January 3, 2000

BYLAWS

OF

Gecko Systems of Georgia, Inc.

ARTICLE I

OFFICES The principal office of the Corporation in the State of Georgia shall be located in the County of Clayton. The Corporation may have such other offices, either within or without the State of Georgia, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

ARTICLE II

SHAREHOLDERS

SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on March 3 each year, beginning with the year 2001, at the hour of 10 a.m., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Georgia, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as conveniently may be arranged.

SECTION 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than thirty percent (30%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

SECTION 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Georgia, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders to vote at a meeting may designate any place, either within or without the State of Georgia, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of meeting shall be the principal office of the Corporation.

SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than thirty (30) nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail, addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid. The attendance of a shareholder at a meeting shall constitute a waiver of notice of such meeting, except where a shareholder attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least thirty (30) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than thirty (30) days and, in case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

SECTION 7. Quorum. A majority (for this document, a majority is defined as more than 50%) of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. A meeting of the Board of Directors may be had by means of a telephone or internet audio and/or video conference or similar communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting under such circumstances shall constitute presence at the meeting.

SECTION 9. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver as appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation shall not be voted directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1. General Powers. The business and affairs of the Corporation shall be managed by its Board of Directors.

SECTION 2. Number, Tenure and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than two (2). Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

SECTION 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or the person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least thirty (30) days previous thereto by written notice delivered personally or mailed to each director at his business address, or by telegram or telephone. If mailed, such notice shall be deemed to be delivered when deposited in the United States Mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the paid telegram is delivered to the telegraph company. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum. A majority for this document, (a majority is defined as greater than 50%) of the number of directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Manner of Acting. The act at which a quorum is present shall be the act of the Board of Directors.

SECTION 8. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed before such action by two thirds (2/3) or more of the directors.

SECTION 9. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next regular election of directors by the shareholders.

SECTION 10. Compensation. By resolution of the Board of Directors, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as a director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefore.

SECTION 11. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

ARTICLE IV

OFFICERS

SECTION 1. Number. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person, except for the offices of President and Secretary which may not be held by the same person. Officers may be directors or shareholders of the Corporation.

SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be arranged. Each officer shall hold office until his successor has been duly elected and shall have qualified, or until his death, or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election of appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

SECTION 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 5. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman shall preside. He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 6. Vice President. In the absence of the president or in event of his death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having the first rank.

SECTION 7. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more minute books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 8. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sureties as the Board of Directors shall determine.

SECTION 9. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

ARTICLE V

INDEMNITY The Corporation shall indemnify its directors, officers and employees as follows:

(a)Every director, officer, or employee of the Corporation shall be indemnified by the

Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him in connection with any proceeding to which he may become involved, by reason of his being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, or employee is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

(b)The Corporation shall provide to any person who is or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

(c)The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article V.

ARTICLE VI

CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VII

CERTIFICATES FOR SHARES AND THEIR TRANSFER

SECTION 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors so to do, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. Provided, however, that upon any action undertaken by the shareholders to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreement is in force and effect.

ARTICLE VIII

FISCAL YEAR The fiscal year of the Corporation shall begin on the 1st day of January and end on the 31st day of December of each year.

ARTICLE IX

DIVIDENDS The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

ARTICLE X

CORPORATE SEAL The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the state of incorporation, and the words, "Corporate Seal."

ARTICLE XI

WAIVER OF NOTICE Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XII

AMENDMENTS These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the third day of January, 2000 A.D.



R. M. Spencer
Chairman of the Board/CEO/President



Elaine G. Spencer
Secretary/Treasurer

SUBSCRIPTION AGREEMENT

Gecko Systems of Georgia, Inc. (dba GeckoSystems, Inc.) corporate address is 1640B Highway 212, SW; Conyers, Georgia 30094. The Company's phone and fax numbers are (678) 413-9236, (678) 413-9247,respectively.

Dear Sirs:

I acknowledge that I have read the Offering Circular dated _______, 2004 (the "Offering") describing the offer by Gecko Systems, Inc, (the "Company") of up to 1,920,000 shares of Common Stock (the "Shares") at the price of $2.50 per Share. I hereby subscribe to purchase from the Company the number of Share Blocks detailed below. **The minimum individual subscription amount is 400 Share blocks, for a total purchase price of $1,000.** I acknowledge that the Company may, in its sole discretion, accept subscriptions for less than 400 Shares.

A. Number of Share blocks: _____________
(Minimum of 1 Share Block or 400 Shares)

B. Price Per Block: **$1,000.00**

Total Purchase Price (**AxB**) = _____________

In consideration for such Shares, I hereby submit a check made payable to:
John W. Ringo, Escrow Agent for GeckoSystems , Inc., for the total purchase price of

$_________________________.

I acknowledge that the Company may, in its sole discretion, accept or reject my subscription, in whole or in part.

Recognizing that the Company must rely upon the information and on the representations set forth herein, I (either in an individual capacity, as an authorized representative of an entity, if applicable, or an accredited investor) hereby represent, warrant and agree that I am:

If an Individual:

(i) a bona fide resident of the State in which this offer is being made, **(ii)** over 21 years of age, **(iii)** and legally competent to execute this Agreement

If an entity:

(iv) authorized to execute this Agreement and **(v)** the entity is domiciled in the State in which this offer is being made

If an accredited investor:

(vi) an accredited investor is defined in the federal securities laws Rule 501 of Regulation D as:

1. a bank, insurance company, registered investment company, business development company, or small business investment company;
2. an employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5 million;

3. a charitable organization, corporation, or partnership with assets exceeding $5 million;
4. a director, executive officer, or general partner of the company selling the securities;
5. a business in which all the equity owners are accredited investors;
6. a natural person who has individual net worth, or joint net worth with the person's spouse, that exceeds $1 million at the time of the purchase;
7. a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year; or
8. a trust with assets in excess of $5 million, not formed to acquire the securities offered, whose purchases a sophisticated person makes.

I HEREBY AGREE AND UNDERSTAND THAT MY SIGNATURE TO THIS AGREEMENT CONSTITUTES MY PURCHASE OF THE SHARES SUBJECT TO ACCEPTANCE OF THIS SUBSCRIPTION BY THE COMPANY IN ITS SOLE DISCRETION. I agree to be bound by all of the terms and provisions of this Agreement and to perform all of my obligations thereunder with respect to the Shares to be purchased.

I understand all funds paid will be held in escrow pending the sale of 160,000 Shares ($400,000) which is the minimum amount offered . All proceeds will deposited is escrow with John W. Ringo, Attorney at Law, Marietta, Georgia. Unless 160,000 Shares are sold within one year of the effective date of the offering, the offering will be withdrawn and the funds will be returned promptly to purchasers without interest or deduction.

A check for the purchase price, drawn to the order of **John W. Ringo, Escrow Agent for GeckoSystems, Inc**, is enclosed in full payment of this subscription. The payment so delivered, or the applicable part thereof, shall be returned promptly to me, without interest or deduction, if this subscription is not accepted in full by the Company.

INDIVIDUAL PURCHASER:

[ ] I am an individual purchaser who satisfies the requirements of numbers (i), (ii) and (iii) above.

[ ] I am an accredited investor who satisfies at least one of the requirements in number (vi) above.

______________________________	______________________________	____________
Printed Name of Individual Purchaser	Signature of Individual Purchaser	Date

Address:_________________________City:_______________State:________Zip:__________

Home Telephone:(_____)_______________ Work Telephone:(_____)_____________

MAKE CHECKS PAYABLE TO:

John W. Ringo, Escrow Agent for GeckoSystems, Inc.

ENTITY (Not Individual) PURCHASER:

[ ] I am an entity purchaser who satisfies the requirements of numbers (iv) and (v) above.

[ ] TRUST (Please include name of trust, name of trustee, date trust was formed and copy of the trust agreement.)
[ ] PARTNERSHIP (Please include copy of the partnership agreement authorizing signature.)
[ ] CORPORATION (Please include corporate resolution authorizing signature.)
[ ] OTHER (Please specify and include copy of document authorizing signature.)

The undersigned trustee, partner or officer warrants that he as full power and authority from all necessary beneficiaries, partners, directors, or stockholders of the entity named above to execute this Subscription Agreement on behalf of the entity and that investment in the Partnership is not prohibited by the governing documents of the entity and that the entity is domiciled in Georgia.

ENTITY PURCHASER:

______________________________ ______________________________
Printed Name of Entity Purchaser Signature and title of trustee, partner or authorized officer

____
Date

Address:______________________________City:____________________State:________Zip:__________

Home Telephone:(____)________________________ Work Telephone:(____)____________________

MAKE CHECKS PAYABLE TO:
John W. Ringo, Escrow Agent for GeckoSystems, Inc.

TO BE COMPLETED BY THE COMPANY: ACCEPTED AND AGREED TO: Gecko Systems of Georgia, Inc. State:________________Zip____________ By:__________________________ Dated_________, 2004 President	**BROKER INFORMATION** **To Be Completed by Selling Broker** Name:________________________ Firm:________________________ Address:______________________ City:________________________ Telephone(___)______________ Fax(___)____________________

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement) Is entered into as of September 26, 2003 (the "Effective Date") by and between **GeckoSystems of Georgia, Inc.**, a Georgia corporation (the "Company") and **R. Martin Spencer** ("Employee").

Recitals:

WHEREAS, Employer is engaged in the business of Developing, Manufacturing and Selling of Mobile Robots, Software and Components.

WHEREAS, Employee has significant experience in the disciplines desired and/ or required by the employer.

Properties;

WHEREAS, Subject to the terms and conditions hereinafter provided, Employer desires to employ Employee and

Employee desires to be employed by Employer;

NOW, THEREFORE, In consideration of the employment of Employee and the compensation to be paid by Employer to Employee, and Employee accepts the employment hereunder subject to the terms and conditions stated below including the agreement of Employee not to enter into certain competitive activities with the Employer, as follows:

The parties agree as follows:

1. Term: Termination,

1 .1 Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Employee and Employee accepts employment with the Company for a two year term, commencing as of the Effective Date, subject to the right of either party to terminate this Agreement as provided below.

1.2 This Agreement shall be automatically renewed for successive additional one year terms unless either party gives the other at least 90 days written notice prior to any scheduled termination date of Its or his determination not to renew this Agreement.

1.3 This Agreement shall be automatically terminated on the death of Employee or on the permanent disability of Employee if he is no longer able to perform in all material respects the usual and customary duties of his employment hereunder.

1.4 Either the Company or Employee may terminate this Agreement at anytime, without cause, by giving the other written notice of termination.

1.5 in addition to the Company's right to terminate this Agreement without cause pursuant to paragraph 1.4 hereof, the Company may terminate this Agreement for Cause." For Cause" means the termination by the Company of Employee's employment for the following grounds:

(a) acts or acts of fraud on the part of the Employee resulting or intending to result in personal gain or enrichment at the expense of the Company;

(b) misappropriation, embezzlement, theft or willful and material damage of or to any asset of the Company or the unauthorized use of the Company funds or assets;

(c) gross negligence or willful misconduct by the Employee resulting In personal gain or enrichment at the expense of the Company; or

(d) any criminal or Illegal act of Employee which materially and adversely affects the goodwill of the Company.

A notice of termination pursuant to this paragraph 1.5 shall be in writing and shall state the alleged reason for termination. Within not less than five nor more than 20 days after such notice Employee shall be given the opportunity to appear before the Board of Directors of the Company, or a committee thereof, to dispute the alleged violation, if the Board of Directors or committee determines, by vote of a majority of the disinterested directors, that one or more grounds exist for termination of Employee for Cause, the Company may elect during the pendency of such inquiry to relieve Employee of his regular duties.

1.6 Upon termination, Employee shall be entitled to the following:
(a) if terminated by the Company and such termination is not For Cause, as provided in paragraph 1.5 above. Employee shall continue to be entitled to receive Employee's monthly base salary (excluding any bonus and non-cash benefits) for a period of 180 days beyond the date of termination.

(b) if the Company terminates this Agreement For Cause, as provided In paragraph 1.5 or If Employee's employment is terminated by reason of his death or permanent disability, Employee shall not be entitled to receive any additional salary, bonus or benefits beyond those earned or accrued as of the termination.

1.7 Any termination of Employee's employment shall not release either the Company or Employee from its or his respective obligation to the date of termination nor from the provisions of paragraph 4 hereof.

1.8 Any payments which Employee may become entitled to receive pursuant to paragraph 1.6(a) following termination of his employment nor for Cause may, at the option of Employee, be paid to Employee in a lump sum within 15 days after the termination of the Employee's employment. if employee should die before all amounts payable to him pursuant to paragraph 1.6(a) have been paid, such unpaid amounts shall be paid to the personal representative of Employee's estate.

2. Duties of Employee.

2.1 Employee shall devote his full business time, efforts and abilities to the business of the Company for the profit, benefit and advantage of the Company. During the period of his employment, Employee shall devote his working hours and his best efforts to the business of the Company, and shall perform such other services as shall be designated, from time to time, by the Board of Directors of the Company. Employee shall use his best efforts to promote the interests of the Company, and shall hold all such offices to which he may, from time to time be elected.

2.2. Employee initially shall serve as the **President and Chief Executive Officer.** Employee shall not be entitled to treat a change In Employees title or position as a termination of his employment nor for Cause pursuant to paragraph 1.7 unless as a result of such change, he no longer has responsibility for the management of principal business function, unit or division of the Company or no longer performs a policy-making function for the Company.

3, Salary, and Benefits: Expense Reimbursements,

3,1. As compensation for his service under and during the term of this Agreement (or until terminated pursuant to provisions hereof) the Company shall pay Employee a salary of $7,325 per month, commencing with the Company's "breaking of escrow," and payable in accordance with the regular payroll practices of the Company, as In effect from time to time. Such salary shall be subject to with-holding for the prescribed federal income tax, social security and other items as required by law and for other items consistent with the Company's policy with respect to health insurance and other benefit plans for similarly situated employees.

3.2. During the term of this Agreement, Employee also shah be entitled to receive such benefits as are made available to other personnel of the Company in comparable positions, with comparable service credit and with comparable service credit and with comparable duties and responsibilities. Any benefits substantially in excess of those granted other salaried employees of the Company shall be the subject or prior approval of the Board of Directors,

3.3. The Company shall reimburse all reasonable travel and entertainment expenses and other out-of-pocket expenses incurred by Employee in connection with the performance of his duties pursuant to this Agreement. Employee shall provide the Company with written expense reports of his expense in accordance with the regular practices of the Company.

4. Non-Disclosure and Non-Solicitation, in consideration of the extended employment of Employee hereunder and other good and valuable consideration, the receipt and sufficiency of which Employee hereby acknowledges, Employee acknowledges and agrees that:

4.1 Employee will be exposed to confidential information and trade secrets ("Proprietary Information") pertaining to, or arising from, the business of the Company; that such Proprietary information is unique and valuable to the Company's business and that the Company would suffer irreparable injury if this information were divulged to those In completion with the Company. Therefore, Employee agrees to keep in strict secrecy and confidence, both during, except as otherwise herein provided, and after the period of his employment, any and all information which he acquires, or to which he has access, during employment by the Company, that has not been publicly disclosed by the Company or that Is not a matter of common knowledge by the Company's competitors. The Proprietary information covered by the Agreement shall include, but shall not be limited to, information relating to compilations of information, technical data, mailing list, distribution methods, names of suppliers and customers, arrangements entered into with suppliers and customers, including, but not limited to, proposed expansion plans of the Company, marketing strategies, and trade secrets of the Company.

4.2 Except with prior written approval of the Company, either during or after Employee's employment hereunder, Employee will not (i) directly or indirectly, disclose any Proprietary information to any person except authorized personal of the Company, (Ii) use Proprietary information in any way (iii) whether individually or in a capacity as a representative of another person, solicit or hire any existing or prior Employee of the Company to terminate his employment with the Company or to become employed by any other entity (an Employee of the Company shall cease to be considered a prior Employee if their employment with the Company terminated more than 6 months prior to the conduct In question), or (iv) whether individually or in a capacity as a representative of an other entity, solicit any existing or prior customer of the Company to terminate his or its relationship with the Company or to become a customer of any other entity if such other entity offers products or services which are or may be competitive with

those offered by the Company. Upon termination of employment, whether voluntary or involuntary, within 45 hours of termination, Employee will return to the Company all documents, records or other archiving including copies of documents and any notes which he has prepared, that contain Proprietary Information or relate to the Company's business, and all of the Company's credit cards, keys, equipment, vehicles and supplies that are in his possession or under his control.

4.3 All ideas, research, techniques, methods, processes and technological developments of any kind (collectively, "developments') developed on behalf of the Company pursuant to Employee's employment hereunder shall belong to and be the exclusive property of the Company and all intellectual property rights therein shall belong to the Company. Employee shall execute and deliver to the Company from time to time all documents necessary or appropriate to vest ownership in the Company, in the Company's reasonable judgment. Such developments shall be considered part of the Proprietary Information and are subject to the other provisions of part 4 of this Agreement.

4.4 The provisions of this part 4 shall survive the term of Employee's employment to the extent reasonably necessary to accomplish their purpose in protecting the interest of the Company in any Proprietary Information, inventions or discoveries disclosed to, made or learned by Employee while employed under this Agreement.

4,5 Employee agrees, during the term hereof, and for a period of 36 months following the termination of employment hereunder, that he will not, directly or indirectly, by himself or as a shareholder, employee, director, officer, partner, contractor or agent of another, enter into any business activity during the term hereof in competition with Employer that would Involve the development, manufacturing or marketing of robots and or related.

4.6 Damages alone will be an insufficient remedy for the Company and the Company will suffer irreparable Injury if Employee violates the terms of this Agreement. Accordingly, the Company, upon application to a court of competent jurisdiction, shall be entitled to injunctive relief to enforce the provisions of this Agreement In the event of any breach, or threatened breach, of its terms. Injunctive relief may be sought in addition to any other available rights or remedies at law. The Company shall additionally be entitled to reasonable attorneys' fees incurred in enforcing the provisions of this Agreement.

5, Miscellaneous

5.1 This Agreement is performable in Rockdale County, Georgia and is governed by the laws of Georgia; supersedes all prior understandings and agreements between the parties and contains the entire understanding of the parties hereto with respect to the within subject matter; and is binding upon the parties hereto, their successors and permitted assigns. The Company may assign its interest in this Agreement and all covenants, conditions and provisions hereunder shall inure to the benefit of and be enforceable by its assignee or successor in interest. The rights and obligations of Employee under this Agreement are personal to him, and no such rights, benefits or obligations shah be subject to voluntary or involuntary alienation, assignment or transfer, except that his personal representatives, heirs and legatees may enforce the obligation of the Company hereunder.

5.2 Any notices required or permitted hereunder shall be given in writing by deposit In United States Mail, postage prepaid, certified or registered mail, return receipt requested addressed In the case of the Employer, to it at its principal office and In the case of the Employee to:

Human Resources
GeckoSystems of Georgia, Inc.
http://www.GeckoSystems.com
1640B Highway 212, SW, Conyers, Georgia 30094-4255

Any such notice shall be deemed given five business days following its deposit in the United States Mail.

5.3 If any provisions of this Agreement is held by a Court of competent jurisdiction to be invalid, illegal or unenforceable, that shall, in no way, affect the validity or enforceability of any Other provision of this Agreement and that provision shall be deemed modified to the minimum extent necessary to render it valid, legal and enforceable while accomplishing the intent of such provision as nearly as practicable.

5.4 No waiver by either the Company or the Employee of a breach of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach.

EXECUTED this 2nd day of OCT, 2003


Employee


Secretary/Treasurer, Gecko Systems of Georgia, Inc.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement) Is entered into as of September 26, 2003 (the "Effective Date") by and between **GeckoSystems of Georgia, Inc.**, a Georgia corporation (the "Company") and **Elaine G. Spencer** ("Employee").

Recitals:

WHEREAS, Employer is engaged in the business of Developing, Manufacturing and Selling of Mobile Robots, Software and Components.

WHEREAS, Employee has significant experience in the disciplines desired and/ or required by the employer.

Properties;

WHEREAS, Subject to the terms and conditions hereinafter provided, Employer desires to employ Employee and

Employee desires to be employed by Employer;

NOW, THEREFORE, In consideration of the employment of Employee and the compensation to be paid by Employer to Employee, and Employee accepts the employment hereunder subject to the terms and conditions stated below including the agreement of Employee not to enter into certain competitive activities with the Employer, as follows:

The parties agree as follows:

1. Term: Termination,

1 .1 Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Employee and Employee accepts employment with the Company for a two year term, commencing as of the Effective Date, subject to the right of either party to terminate this Agreement as provided below.

1.2 This Agreement shall be automatically renewed for successive additional one year terms unless either party gives the other at least 90 days written notice prior to any scheduled termination date of Its or his determination not to renew this Agreement.

1.3 This Agreement shall be automatically terminated on the death of Employee or on the permanent disability of Employee if he is no longer able to perform in all material respects the usual and customary duties of his employment hereunder.

1.4 Either the Company or Employee may terminate this Agreement at anytime, without cause, by giving the other written notice of termination.

1.5 in addition to the Company's right to terminate this Agreement without cause pursuant to paragraph 1.4 hereof, the Company may terminate this Agreement for Cause." For Cause" means the termination by the Company of Employee's employment for the following grounds:

(a) acts or acts of fraud on the part of the Employee resulting or intending to result in personal gain or enrichment at the expense of the Company;

(b) misappropriation, embezzlement, theft or willful and material damage of or to any asset of the Company or the unauthorized use of the Company funds or assets;

(c) gross negligence or willful misconduct by the Employee resulting In personal gain or enrichment at the expense of the Company; or

(d) any criminal or Illegal act of Employee which materially and adversely affects the goodwill of the Company.

A notice of termination pursuant to this paragraph 1.5 shall be in writing and shall state the alleged reason for termination. Within not less than five nor more than 20 days after such notice Employee shall be given the opportunity to appear before the Board of Directors of the Company, or a committee thereof, to dispute the alleged violation, if the Board of Directors or committee determines, by vote of a majority of the disinterested directors, that one or more grounds exist for termination of Employee for Cause, the Company may elect during the pendency of such inquiry to relieve Employee of his regular duties.

1.6 Upon termination, Employee shall be entitled to the following:
(a) if terminated by the Company and such termination is not For Cause, as provided in paragraph 1.5 above. Employee shall continue to be entitled to receive Employee's monthly base salary (excluding any bonus and non-cash benefits) for a period of 180 days beyond the date of termination.

(b) if the Company terminates this Agreement For Cause, as provided In paragraph 1.5 or If Employee's employment is terminated by reason of his death or permanent disability, Employee shall not be entitled to receive any additional salary, bonus or benefits beyond those earned or accrued as of the termination.

1.7 Any termination of Employee's employment shall not release either the Company or Employee from its or his respective obligation to the date of termination nor from the provisions of paragraph 4 hereof.

1.8 Any payments which Employee may become entitled to receive pursuant to paragraph 1.6(a) following termination of his employment nor for Cause may, at the option of Employee, be paid to Employee in a lump sum within 15 days after the termination of the Employee's employment. if employee should die before all amounts payable to him pursuant to paragraph 1.6(a) have been paid, such unpaid amounts shall be paid to the personal representative of Employee's estate.

2. Duties of Employee.

2.1 Employee shall devote half of his business time, efforts and abilities to the business of the Company for the profit, benefit and advantage of the Company. During the period of his employment, Employee shall devote his working hours and his best efforts to the business of the Company, and shall perform such other services as shall be designated, from time to time, by the Board of Directors of the Company. Employee shall use his best efforts to promote the interests of the Company, and shall hold all such offices to which he may, from time to time be elected.

2.2. Employee initially shall serve as the **Secretary/Treasurer**. Employee shall not be entitled to treat a change In Employees title or position as a termination of his employment nor for

Cause pursuant to paragraph 1.7 unless as a result of such change, he no longer has responsibility for the management of principal business function, unit or division of the Company or no longer performs a policy-making function for the Company.

3, Salary, and Benefits: Expense Reimbursements,

3,1. As compensation for his service under and during the term of this Agreement (or until terminated pursuant to provisions hereof) the Company shall pay Employee a salary of $2,400 per month, commencing with the Company's "breaking of escrow," and payable in accordance with the regular payroll practices of the Company, as In effect from time to time. Such salary shall be subject to with-holding for the prescribed federal income tax, social security and other items as required by law and for other items consistent with the Company's policy with respect to health insurance and other benefit plans for similarly situated employees.

3.2. During the term of this Agreement, Employee also shah be entitled to receive such benefits as are made available to other personnel of the Company in comparable positions, with comparable service credit and with comparable service credit and with comparable duties and responsibilities. Any benefits substantially in excess of those granted other salaried employees of the Company shall be the subject or prior approval of the Board of Directors,

3.3. The Company shall reimburse all reasonable travel and entertainment expenses and other out-of-pocket expenses incurred by Employee in connection with the performance of his duties pursuant to this Agreement. Employee shall provide the Company with written expense reports of his expense in accordance with the regular practices of the Company.

4. Non-Disclosure and Non-Solicitation, in consideration of the extended employment of Employee hereunder and other good and valuable consideration, the receipt and sufficiency of which Employee hereby acknowledges, Employee acknowledges and agrees that:

4.1 Employee will be exposed to confidential information and trade secrets ("Proprietary Information") pertaining to, or arising from, the business of the Company; that such Proprietary information is unique and valuable to the Company's business and that the Company would suffer irreparable injury if this information were divulged to those In completion with the Company. Therefore, Employee agrees to keep in strict secrecy and confidence, both during, except as otherwise herein provided, and after the period of his employment, any and all information which he acquires, or to which he has access, during employment by the Company, that has not been publicly disclosed by the Company or that Is not a matter of common knowledge by the Company's competitors. The Proprietary information covered by the Agreement shall include, but shall not be limited to, information relating to compilations of information, technical data, mailing list, distribution methods, names of suppliers and customers, arrangements entered into with suppliers and customers, including, but not limited to, proposed expansion plans of the Company, marketing strategies, and trade secrets of the Company.

4.2 Except with prior written approval of the Company, either during or after Employee's employment hereunder, Employee will not (i) directly or indirectly, disclose any Proprietary information to any person except authorized personal of the Company, (Ii) use Proprietary information in any way (iii) whether individually or in a capacity as a representative of another person, solicit or hire any existing or prior Employee of the Company to terminate his employment with the Company or to become employed by any other entity (an Employee of the Company shall cease to be considered a prior Employee if their employment with the Company terminated more than 6 months prior to the conduct In question), or (iv) whether individually or in a capacity as a representative of an other entity, solicit any existing or prior customer of the Company to terminate his or its relationship with the Company or to become a customer of any other entity if such other entity offers products or services which are or may be competitive with

those offered by the Company. Upon termination of employment, whether voluntary or involuntary, within 45 hours of termination, Employee will return to the Company all documents, records or other archiving including copies of documents and any notes which he has prepared, that contain Proprietary Information or relate to the Company's business, and all of the Company's credit cards, keys, equipment, vehicles and supplies that are in his possession or under his control.

4.3 All ideas, research, techniques, methods, processes and technological developments of any kind (collectively, "developments') developed on behalf of the Company pursuant to Employee's employment hereunder shall belong to and be the exclusive property of the Company and all intellectual property rights therein shall belong to the Company. Employee shall execute and deliver to the Company from time to time all documents necessary or appropriate to vest ownership in the Company, in the Company's reasonable judgment. Such developments shall be considered part of the Proprietary Information and are subject to the other provisions of part 4 of this Agreement.

4.4 The provisions of this part 4 shall survive the term of Employee's employment to the extent reasonably necessary to accomplish their purpose in protecting the interest of the Company in any Proprietary Information, inventions or discoveries disclosed to, made or learned by Employee while employed under this Agreement.

4,5 Employee agrees, during the term hereof, and for a period of 36 months following the termination of employment hereunder, that he will not, directly or indirectly, by himself or as a shareholder, employee, director, officer, partner, contractor or agent of another, enter into any business activity during the term hereof in competition with Employer that would Involve the development, manufacturing or marketing of robots and or related.

4.6 Damages alone will be an insufficient remedy for the Company and the Company will suffer irreparable Injury if Employee violates the terms of this Agreement. Accordingly, the Company, upon application to a court of competent jurisdiction, shall be entitled to injunctive relief to enforce the provisions of this Agreement In the event of any breach, or threatened breach, of its terms. Injunctive relief may be sought in addition to any other available rights or remedies at law. The Company shall additionally be entitled to reasonable attorneys' fees incurred in enforcing the provisions of this Agreement.

5, Miscellaneous

5.1 This Agreement is performable in Rockdale County, Georgia and is governed by the laws of Georgia; supersedes all prior understandings and agreements between the parties and contains the entire understanding of the parties hereto with respect to the within subject matter; and is binding upon the parties hereto, their successors and permitted assigns. The Company may assign its interest in this Agreement and all covenants, conditions and provisions hereunder shall inure to the benefit of and be enforceable by its assignee or successor in interest. The rights and obligations of Employee under this Agreement are personal to him, and no such rights, benefits or obligations shah be subject to voluntary or involuntary alienation, assignment or transfer, except that his personal representatives, heirs and legatees may enforce the obligation of the Company hereunder.

5.2 Any notices required or permitted hereunder shall be given in writing by deposit In United States Mail, postage prepaid, certified or registered mail, return receipt requested addressed In the case of the Employer, to it at its principal office and In the case of the Employee to:

Human Resources
GeckoSystems of Georgia, Inc.
http://www.GeckoSystems.com
1640B Highway 212, SW, Conyers, Georgia 30094-4255

Any such notice shall be deemed given five business days following its deposit in the United States Mail.

5.3 If any provisions of this Agreement is held by a Court of competent jurisdiction to be invalid, illegal or unenforceable, that shall, in no way, affect the validity or enforceability of any Other provision of this Agreement and that provision shall be deemed modified to the minimum extent necessary to render it valid, legal and enforceable while accomplishing the intent of such provision as nearly as practicable.

5.4 No waiver by either the Company or the Employee of a breach of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach.

EXECUTED this 2nd day of OCT, 2003


Employee


President/CEO, Gecko Systems of Georgia, Inc.

Exhibit 6(c)

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement) is entered into as of September 26, 2003 (the "Effective Date") by and between **GeckoSystems of Georgia, Inc.**, a Georgia corporation (the "Company") and **Ben L. Garcia** ("Employee").

Recitals:

WHEREAS, Employer is engaged in the business of Developing, Manufacturing and Selling of Mobile Robots, Software and Components.

WHEREAS, Employee has significant experience in the disciplines desired and/ or required by the employer.

Properties;

WHEREAS, Subject to the terms and conditions hereinafter provided, Employer desires to employ Employee and

Employee desires to be employed by Employer;

NOW, THEREFORE, In consideration of the employment of Employee and the compensation to be paid by Employer to Employee, and Employee accepts the employment hereunder subject to the terms and conditions stated below including the agreement of Employee not to enter into certain competitive activities with the Employer, as follows:

The parties agree as follows:

1. Term: Termination,

1 .1 Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Employee and Employee accepts employment with the Company for a two year term, commencing as of the Effective Date, subject to the right of either party to terminate this Agreement as provided below.

1.2 This Agreement shall be automatically renewed for successive additional one year terms unless either party gives the other at least 90 days written notice prior to any scheduled termination date of Its or his determination not to renew this Agreement subject to an annual salary review.

1.3 This Agreement shall be automatically terminated on the death of Employee or on the permanent disability of Employee if he is no longer able to perform in all material respects the usual and customary duties of his employment hereunder.

1.4 Either the Company or Employee may terminate this Agreement at anytime, without cause, by giving the other written notice of termination.

1.5 in addition to the Company's right to terminate this Agreement without cause pursuant to paragraph 1.4 hereof, the Company may terminate this Agreement for Cause." For Cause" means the termination by the Company of Employee's employment for the following grounds:

(a) acts or acts of fraud on the part of the Employee resulting or intending to result in personal gain or enrichment at the expense of the Company;

(b) misappropriation, embezzlement, theft or willful and material damage of or to any asset of the Company or the unauthorized use of the Company funds or assets;

(c) gross negligence or willful misconduct by the Employee resulting In personal gain or enrichment at the expense of the Company; or

(d) any criminal or Illegal act of Employee which materially and adversely affects the goodwill of the Company.

A notice of termination pursuant to this paragraph 1.5 shall be in writing and shall state the alleged reason for termination. Within not less than five nor more than 20 days after such notice Employee shall be given the opportunity to appear before the Board of Directors of the Company, or a committee thereof, to dispute the alleged violation, if the Board of Directors or committee determines, by vote of a majority of the disinterested directors, that one or more grounds exist for termination of Employee for Cause, the Company may elect during the pendency of such inquiry to relieve Employee of his regular duties.

1.6 Upon termination, Employee shall be entitled to the following:
(a) if terminated by the Company and such termination is not For Cause, as provided in paragraph 1.5 above. Employee shall continue to be entitled to receive Employee's monthly base salary (excluding any bonus and non-cash benefits) for a period of 180 days beyond the date of termination.

(b) if the Company terminates this Agreement For Cause, as provided In paragraph 1.5 or If Employee's employment is terminated by reason of his death or permanent disability, Employee shall not be entitled to receive any additional salary, bonus or benefits beyond those earned or accrued as of the termination.

1.7 Any termination of Employee's employment shall not release either the Company or Employee from its or his respective obligation to the date of termination nor from the provisions of paragraph 4 hereof.

1.8 Any payments which Employee may become entitled to receive pursuant to paragraph 1.6(a) following termination of his employment nor for Cause may, at the option of Employee, be paid to Employee in a lump sum within 15 days after the termination of the Employee's employment. if employee should die before all amounts payable to him pursuant to paragraph 1.6(a) have been paid, such unpaid amounts shall be paid to the personal representative of Employee's estate.

2. Duties of Employee.

2.1 Employee shall devote his full business time, efforts and abilities to the business of the Company for the profit, benefit and advantage of the Company. During the period of his employment, Employee shall devote his working hours and his best efforts to the business of the Company, and shall perform such other services as shall be designated, from time to time, by the Board of Directors of the Company. Employee shall use his best efforts to promote the interests of the Company, and shall hold all such offices to which he may, from time to time be elected.

2.2. Employee initially shall serve as the **Director of Hardware Development and Acting**

Director of Software Development. Employee shall not be entitled to treat a change In Employees title or position as a termination of his employment nor for Cause pursuant to paragraph 1.7 unless as a result of such change, he no longer has responsibility for the management of principal business function, unit or division of the Company or no longer performs a policy-making function for the Company.

3, Salary, and Benefits: Expense Reimbursements,

3,1. As compensation for his service under and during the term of this Agreement (or until terminated pursuant to provisions hereof) the Company shall pay Employee an initial salary of $6,675 per month, commencing with the Company's "breaking of escrow", and payable in accordance with the regular payroll practices of the Company, as In effect from time to time. Such salary shall be subject to with-holding for the prescribed federal income tax, social security and other items as required by law and for other items consistent with the Company's policy with respect to health insurance and other benefit plans for similarly situated employees.

3.2. During the term of this Agreement, Employee also shah be entitled to receive such benefits as are made available to other personnel of the Company in comparable positions, with comparable service credit and with comparable service credit and with comparable duties and responsibilities. Any benefits substantially in excess of those granted other salaried employees of the Company shall be the subject or prior approval of the Board of Directors,

3.3. The Company shall reimburse all reasonable travel and entertainment expenses and other out-of-pocket expenses incurred by Employee in connection with the performance of his duties pursuant to this Agreement. Employee shall provide the Company with written expense reports of his expense in accordance with the regular practices of the Company.

4. Non-Disclosure and Non-Solicitation, in consideration of the extended employment of Employee hereunder and other good and valuable consideration, the receipt and sufficiency of which Employee hereby acknowledges, Employee acknowledges and agrees that:

4.1 Employee will be exposed to confidential information and trade secrets ("Proprietary Information") pertaining to, or arising from, the business of the Company; that such Proprietary information is unique and valuable to the Company's business and that the Company would suffer irreparable injury if this information were divulged to those in competition with the Company. Therefore, Employee agrees to keep in strict secrecy and confidence, both during, except as otherwise herein provided, and after the period of his employment, any and all information which he acquires, or to which he has access, during employment by the Company, that has not been publicly disclosed by the Company or that Is not a matter of common knowledge by the Company's competitors. The Proprietary information covered by the Agreement shall include, but shall not be limited to, information relating to compilations of information, technical data, mailing list, distribution methods, names of suppliers and customers, arrangements entered into with suppliers and customers, including, but not limited to, proposed expansion plans of the Company, marketing strategies, and trade secrets of the Company.

4.2 Except with prior written approval of the Company, either during or after Employee's employment hereunder, Employee will not (i) directly or indirectly, disclose any Proprietary information to any person except authorized personal of the Company, (Ii) use Proprietary information in any way (iii) whether individually or in a capacity as a representative of another person, solicit or hire any existing or prior Employee of the Company to terminate his employment with the Company or to become employed by any other entity (an Employee of the Company shall cease to be considered a prior Employee if their employment with the Company terminated more than 6 months prior to the conduct In question), or (iv) whether individually or in a capacity as a representative of an other entity, solicit any existing or prior customer of the

Company to terminate his or its relationship with the Company or to become a customer of any other entity if such other entity offers products or services which are or may be competitive with those offered by the Company. Upon termination of employment, whether voluntary or involuntary, within 45 hours of termination, Employee will return to the Company all documents, records or other archiving including copies of documents and any notes which he has prepared, that contain Proprietary Information or relate to the Company's business, and all of the Company's credit cards, keys, equipment, vehicles and supplies that are in his possession or under his control.

4.3 All ideas, research, techniques, methods, processes and technological developments of any kind (collectively, "developments') developed on behalf of the Company pursuant to Employee's employment hereunder shall belong to and be the exclusive property of the Company and all intellectual property rights therein shall belong to the Company. Employee shall execute and deliver to the Company from time to time all documents necessary or appropriate to vest ownership in the Company, in the Company's reasonable judgment. Such developments shall be considered part of the Proprietary Information and are subject to the other provisions of part 4 of this Agreement.

4.4 The provisions of this part 4 shall survive the term of Employee's employment to the extent reasonably necessary to accomplish their purpose in protecting the interest of the Company in any Proprietary Information, inventions or discoveries disclosed to, made or learned by Employee while employed under this Agreement.

4,5 Employee agrees, during the term hereof, and for a period of 36 months following the termination of employment hereunder, that he will not, directly or indirectly, by himself or as a principle shareholder (5% or more), employee, director, officer, partner, or agent of another, enter into any business activity during the term hereof in competition with Employer that would Involve the development, manufacturing or marketing of mobile robots and or related.

4.6 Damages alone will be an insufficient remedy for the Company and the Company will suffer irreparable Injury if Employee violates the terms of this Agreement. Accordingly, the Company, upon application to a court of competent jurisdiction, shall be entitled to injunctive relief to enforce the provisions of this Agreement In the event of any breach, or threatened breach, of its terms. Injunctive relief may be sought in addition to any other available rights or remedies at law. The Company shall additionally be entitled to reasonable attorneys' fees incurred in enforcing the provisions of this Agreement.

5, Miscellaneous.

5.1 This Agreement is performable in Rockdale County, Georgia and is governed by the laws of Georgia; supersedes all prior understandings and agreements between the parties and contains the entire understanding of the parties hereto with respect to the within subject matter; and is binding upon the parties hereto, their successors and permitted assigns. The Company may assign its interest in this Agreement and all covenants, conditions and provisions hereunder shall inure to the benefit of and be enforceable by its assignee or successor in interest. The rights and obligations of Employee under this Agreement are personal to him, and no such rights, benefits or obligations shah be subject to voluntary or involuntary alienation, assignment or transfer, except that his personal representatives, heirs and legatees may enforce the obligation of the Company hereunder.

5.2 Any notices required or permitted hereunder shall be given in writing by deposit In United States Mail, postage prepaid, certified or registered mail, return receipt requested addressed In the case of the Employer, to it at its principal office and In the case of the Employee to:

Human Resources
GeckoSystems of Georgia, Inc.
http://www.GeckoSystems.com
1640B Highway 212, SW, Conyers, Georgia 30094-4255

Any such notice shall be deemed given five business days following its deposit in the United States Mail.

5.3 If any provisions of this Agreement is held by a Court of competent jurisdiction to be invalid, illegal or unenforceable, that shall, in no way, affect the validity or enforceability of any Other provision of this Agreement and that provision shall be deemed modified to the minimum extent necessary to render it valid, legal and enforceable while accomplishing the intent of such provision as nearly as practicable.

5.4 No waiver by either the Company or the Employee of a breach of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach.

EXECUTED this 7th day of October 2003



Employee



President/CEO, Gecko Systems of Georgia, Inc.

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement) Is entered into as of September 26, 2003 (the "Effective Date") by and between **GeckoSystems of Georgia, Inc**., a Georgia corporation (the "Company") and **Todd Dombrowski** ("Employee").

Recitals:

WHEREAS, Employer is engaged in the business of Developing, Manufacturing and Selling of Mobile Robots, Software and Components.

WHEREAS, Employee has significant experience in the disciplines desired and/ or required by the employer.

Properties;

WHEREAS, Subject to the terms and conditions hereinafter provided, Employer desires to employ Employee and

Employee desires to be employed by Employer;

NOW, THEREFORE, In consideration of the employment of Employee and the compensation to be paid by Employer to Employee, and Employee accepts the employment hereunder subject to the terms and conditions stated below including the agreement of Employee not to enter into certain competitive activities with the Employer, as follows:

The parties agree as follows:

1. Term: Termination,

1 .1 Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Employee and Employee accepts employment with the Company for a two year term, commencing as of the Effective Date, subject to the right of either party to terminate this Agreement as provided below.

1.2 This Agreement shall be automatically renewed for successive additional one year terms unless either party gives the other at least 90 days written notice prior to any scheduled termination date of Its or his determination not to renew this Agreement.

1.3 This Agreement shall be automatically terminated on the death of Employee or on the permanent disability of Employee if he is no longer able to perform in all material respects the usual and customary duties of his employment hereunder.

1.4 Either the Company or Employee may terminate this Agreement at anytime, without cause, by giving the other written notice of termination.

1.5 in addition to the Company's right to terminate this Agreement without cause pursuant to paragraph 1.4 hereof, the Company may terminate this Agreement for Cause." For Cause" means the termination by the Company of Employee's employment for the following grounds:

(a) acts or acts of fraud on the part of the Employee resulting or intending to result in personal gain or enrichment at the expense of the Company;

(b) misappropriation, embezzlement, theft or willful and material damage of or to any asset of the Company or the unauthorized use of the Company funds or assets;

(c) gross negligence or willful misconduct by the Employee resulting In personal gain or enrichment at the expense of the Company; or

(d) any criminal or Illegal act of Employee which materially and adversely affects the goodwill of the Company.

A notice of termination pursuant to this paragraph 1.5 shall be in writing and shall state the alleged reason for termination. Within not less than five nor more than 20 days after such notice Employee shall be given the opportunity to appear before the Board of Directors of the Company, or a committee thereof, to dispute the alleged violation, if the Board of Directors or committee determines, by vote of a majority of the disinterested directors, that one or more grounds exist for termination of Employee for Cause, the Company may elect during the pendency of such inquiry to relieve Employee of his regular duties.

1.6 Upon termination, Employee shall be entitled to the following:
(a) if terminated by the Company and such termination is not For Cause, as provided in paragraph 1.5 above. Employee shall continue to be entitled to receive Employee's monthly base salary (excluding any bonus and non-cash benefits) for a period of 180 days beyond the date of termination.

(b) if the Company terminates this Agreement For Cause, as provided In paragraph 1.5 or If Employee's employment is terminated by reason of his death or permanent disability, Employee shall not be entitled to receive any additional salary, bonus or benefits beyond those earned or accrued as of the termination.

1.7 Any termination of Employee's employment shall not release either the Company or Employee from its or his respective obligation to the date of termination nor from the provisions of paragraph 4 hereof.

1.8 Any payments which Employee may become entitled to receive pursuant to paragraph 1.6(a) following termination of his employment nor for Cause may, at the option of Employee, be paid to Employee in a lump sum within 15 days after the termination of the Employee's employment. if employee should die before all amounts payable to him pursuant to paragraph 1.6(a) have been paid, such unpaid amounts shall be paid to the personal representative of Employee's estate.

2. Duties of Employee.

2.1 Employee shall devote his full business time, efforts and abilities to the business of the Company for the profit, benefit and advantage of the Company. During the period of his employment, Employee shall devote his working hours and his best efforts to the business of the Company, and shall perform such other services as shall be designated, from time to time, by the Board of Directors of the Company. Employee shall use his best efforts to promote the interests of the Company, and shall hold all such offices to which he may, from time to time be elected.

2.2. Employee initially shall serve as the **Director of Marketing.** Employee shall not be entitled to treat a change In Employees title or position as a termination of his employment nor for

Cause pursuant to paragraph 1.7 unless as a result of such change, he no longer has responsibility for the management of principal business function, unit or division of the Company or no longer performs a policy-making function for the Company.

3, Salary, and Benefits: Expense Reimbursements,

3,1. As compensation for his service under and during the term of this Agreement (or until terminated pursuant to provisions hereof) the Company shall pay Employee a salary of $6,675 per month, commencing with the Company's "breaking of escrow", and payable in accordance with the regular payroll practices of the Company, as In effect from time to time. Such salary shall be subject to with-holding for the prescribed federal income tax, social security and other items as required by law and for other items consistent with the Company's policy with respect to health insurance and other benefit plans for similarly situated employees.

3.2. During the term of thls Agreement, Employee also shah be entitled to receive such benefits as are made available to other personnel of the Company in comparable positions, with comparable service credit and with comparable service credit and with comparable duties and responsibilities. Any benefits substantially in excess of those granted other salaried employees of the Company shall be the subject or prior approval of the Board of Directors,

3.3. The Company shall reimburse all reasonable travel and entertainment expenses and other out-of-pocket expenses incurred by Employee in connection with the performance of his duties pursuant to this Agreement. Employee shall provide the Company with written expense reports of his expense in accordance with the regular practices of the Company.

4. Non-Disclosure and Non-Solicitation, in consideration of the extended employment of Employee hereunder and other good and valuable consideration, the receipt and sufficiency of which Employee hereby acknowledges, Employee acknowledges and agrees that:

4.1 Employee will be exposed to confidential information and trade secrets ("Proprietary Information") pertaining to, or arising from, the business of the Company; that such Proprietary information is unique and valuable to the Company's business and that the Company would suffer irreparable injury if this information were divulged to those In completion with the Company. Therefore, Employee agrees to keep in strict secrecy and confidence, both during, except as otherwise herein provided, and after the period of his employment, any and all information which he acquires, or to which he has access, during employment by the Company, that has not been publicly disclosed by the Company or that Is not a matter of common knowledge by the Company's competitors. The Proprietary information covered by the Agreement shall include, but shall not be limited to, information relating to compilations of information, technical data, mailing list, distribution methods, names of suppliers and customers, arrangements entered into with suppliers and customers, including, but not limited to, proposed expansion plans of the Company, marketing strategies, and trade secrets of the Company.

4.2 Except with prior written approval of the Company, either during or after Employee's employment hereunder, Employee will not (i) directly or indirectly, disclose any Proprietary information to any person except authorized personal of the Company, (ii) use Proprietary information in any way (iii) whether individually or in a capacity as a representative of another person, solicit or hire any existing or prior Employee of the Company to terminate his employment with the Company or to become employed by any other entity (an Employee of the Company shall cease to be considered a prior Employee if their employment with the Company terminated more than 6 months prior to the conduct In question), or (iv) whether individually or in a capacity as a representative of an other entity, solicit any existing or prior customer of the Company to terminate his or its relationship with the Company or to become a customer of any other entity if such other entity offers products or services which are or may be competitive with

those offered by the Company. Upon termination of employment, whether voluntary or involuntary, within 45 hours of termination, Employee will return to the Company all documents, records or other archiving including copies of documents and any notes which he has prepared, that contain Proprietary Information or relate to the Company's business, and all of the Company's credit cards, keys, equipment, vehicles and supplies that are in his possession or under his control.

4.3 All ideas, research, techniques, methods, processes and technological developments of any kind (collectively, "developments') developed on behalf of the Company pursuant to Employee's employment hereunder shall belong to and be the exclusive property of the Company and all intellectual property rights therein shall belong to the Company. Employee shall execute and deliver to the Company from time to time all documents necessary or appropriate to vest ownership in the Company, in the Company's reasonable judgment. Such developments shall be considered part of the Proprietary Information and are subject to the other provisions of part 4 of this Agreement.

4.4 The provisions of this part 4 shall survive the term of Employee's employment to the extent reasonably necessary to accomplish their purpose in protecting the interest of the Company in any Proprietary Information, inventions or discoveries disclosed to, made or learned by Employee while employed under this Agreement.

4,5 Employee agrees, during the term hereof, and for a period of 36 months following the termination of employment hereunder, that he will not, directly or indirectly, by himself or as a shareholder, employee, director, officer, partner, contractor or agent of another, enter into any business activity during the term hereof in competition with Employer that would Involve the development, manufacturing or marketing of robots and or related.

4.6 Damages alone will be an insufficient remedy for the Company and the Company will suffer irreparable Injury if Employee violates the terms of this Agreement. Accordingly, the Company, upon application to a court of competent jurisdiction, shall be entitled to injunctive relief to enforce the provisions of this Agreement In the event of any breach, or threatened breach, of its terms. Injunctive relief may be sought in addition to any other available rights or remedies at law. The Company shall additionally be entitled to reasonable attorneys' fees incurred in enforcing the provisions of this Agreement.

5, Miscellaneous.

5.1 This Agreement is performable in Rockdale County, Georgia and is governed by the laws of Georgia; supersedes all prior understandings and agreements between the parties and contains the entire understanding of the parties hereto with respect to the within subject matter; and is binding upon the parties hereto, their successors and permitted assigns. The Company may assign its interest in this Agreement and all covenants, conditions and provisions hereunder shall inure to the benefit of and be enforceable by its assignee or successor in interest. The rights and obligations of Employee under this Agreement are personal to him, and no such rights, benefits or obligations shah be subject to voluntary or involuntary alienation, assignment or transfer, except that his personal representatives, heirs and legatees may enforce the obligation of the Company hereunder.

5.2 Any notices required or permitted hereunder shall be given in writing by deposit In United States Mail, postage prepaid, certified or registered mail, return receipt requested addressed In the case of the Employer, to it at its principal office and In the case of the Employee to:

Human Resources
GeckoSystems of Georgia, Inc.
http://www.GeckoSystems.com
1640B Highway 212, SW, Conyers, Georgia 30094-4255

Any such notice shall be deemed given five business days following its deposit in the United States Mail.

5.3 If any provisions of this Agreement is held by a Court of competent jurisdiction to be invalid, illegal or unenforceable, that shall, in no way, affect the validity or enforceability of any Other provision of this Agreement and that provision shall be deemed modified to the minimum extent necessary to render it valid, legal and enforceable while accomplishing the intent of such provision as nearly as practicable.

5.4 No waiver by either the Company or the Employee of a breach of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach.

EXECUTED this 30 day of SEPT., 2003



Employee



President/CEO, Gecko Systems of Georgia, Inc.

Exhibit 6(c)

EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement) is entered into as of July 15, 2004 (the "Effective Date") by and between **GeckoSystems of Georgia, Inc.**, a Georgia corporation (the "Company") and **Leroy E. Teske** ("Employee").

Recitals:

WHEREAS, Employer is engaged in the business of Developing, Manufacturing and Selling of Mobile Robots, Software and Components.

WHEREAS, Employee has significant experience in the disciplines desired and/ or required by the employer.

Properties;

WHEREAS, Subject to the terms and conditions hereinafter provided, Employer desires to employ Employee and

Employee desires to be employed by Employer;

NOW, THEREFORE, In consideration of the employment of Employee and the compensation to be paid by Employer to Employee, and Employee accepts the employment hereunder subject to the terms and conditions stated below including the agreement of Employee not to enter into certain competitive activities with the Employer, as follows:

The parties agree as follows:

1. Term: Termination,

1 .1 Upon the terms and subject to the conditions of this Agreement, the Company hereby employs Employee and Employee accepts employment with the Company for a two year term, commencing as of the Effective Date, subject to the right of either party to terminate this Agreement as provided below.

1.2 This Agreement shall be automatically renewed for successive additional one year terms unless either party gives the other at least 90 days written notice prior to any scheduled termination date of Its or his determination not to renew this Agreement subject to an annual salary review.

1.3 This Agreement shall be automatically terminated on the death of Employee or on the permanent disability of Employee if he is no longer able to perform in all material respects the usual and customary duties of his employment hereunder.

1.4 Either the Company or Employee may terminate this Agreement at anytime, without cause, by giving the other written notice of termination.

1.5 in addition to the Company's right to terminate this Agreement without cause pursuant to paragraph 1.4 hereof, the Company may terminate this Agreement for Cause." For Cause" means the termination by the Company of Employee's employment for the following grounds:

(a) acts or acts of fraud on the part of the Employee resulting or intending to result in personal gain or enrichment at the expense of the Company;

(b) misappropriation, embezzlement, theft or willful and material damage of or to any asset of the Company or the unauthorized use of the Company funds or assets;

(c) gross negligence or willful misconduct by the Employee resulting In personal gain or enrichment at the expense of the Company; or

(d) any criminal or Illegal act of Employee which materially and adversely affects the goodwill of the Company.

A notice of termination pursuant to this paragraph 1.5 shall be in writing and shall state the alleged reason for termination. Within not less than five nor more than 20 days after such notice Employee shall be given the opportunity to appear before the Board of Directors of the Company, or a committee thereof, to dispute the alleged violation, if the Board of Directors or committee determines, by vote of a majority of the disinterested directors, that one or more grounds exist for termination of Employee for Cause, the Company may elect during the pendency of such inquiry to relieve Employee of his regular duties.

1.6 Upon termination, Employee shall be entitled to the following:
(a) if terminated by the Company and such termination is not For Cause, as provided in paragraph 1.5 above. Employee shall continue to be entitled to receive Employee's monthly base salary (excluding any bonus and non-cash benefits) for a period of 180 days beyond the date of termination.

(b) if the Company terminates this Agreement For Cause, as provided In paragraph 1.5 or If Employee's employment is terminated by reason of his death or permanent disability, Employee shall not be entitled to receive any additional salary, bonus or benefits beyond those earned or accrued as of the termination.

1.7 Any termination of Employee's employment shall not release either the Company or Employee from its or his respective obligation to the date of termination nor from the provisions of paragraph 4 hereof.

1.8 Any payments which Employee may become entitled to receive pursuant to paragraph 1.6(a) following termination of his employment nor for Cause may, at the option of Employee, be paid to Employee in a lump sum within 15 days after the termination of the Employee's employment. if employee should die before all amounts payable to him pursuant to paragraph 1.6(a) have been paid, such unpaid amounts shall be paid to the personal representative of Employee's estate.

2. Duties of Employee.

2.1 Employee shall devote his full business time, efforts and abilities to the business of the Company for the profit, benefit and advantage of the Company. During the period of his employment, Employee shall devote his working hours and his best efforts to the business of the Company, and shall perform such other services as shall be designated, from time to time, by the Board of Directors of the Company. Employee shall use his best efforts to promote the interests of the Company, and shall hold all such offices to which he may, from time to time be elected.

2.2. Employee initially shall serve as the **Director of Manufacturing.** Employee shall not be entitled to treat a change In Employees title or position as a termination of his employment nor for Cause pursuant to paragraph 1.7 unless as a result of such change, he no longer has responsibility for the management of principal business function, unit or division of the Company or no longer performs a policy-making function for the Company.

3, Salary, and Benefits: Expense Reimbursements,

3,1. As compensation for his service under and during the term of this Agreement (or until terminated pursuant to provisions hereof) the Company shall pay Employee an initial salary of **$6,675** per month, commencing with the Company's "breaking of escrow", and payable in accordance with the regular payroll practices of the Company, as In effect from time to time. Such salary shall be subject to with-holding for the prescribed federal income tax, social security and other items as required by law and for other items consistent with the Company's policy with respect to health insurance and other benefit plans for similarly situated employees.

3.2. During the term of this Agreement, Employee also shall be entitled to receive such benefits as are made available to other personnel of the Company in comparable positions, with comparable service credit and with comparable service credit and with comparable duties and responsibilities. Any benefits substantially in excess of those granted other salaried employees of the Company shall be the subject or prior approval of the Board of Directors,

3.3. The Company shall reimburse all reasonable travel and entertainment expenses and other out-of-pocket expenses incurred by Employee in connection with the performance of his duties pursuant to this Agreement. Employee shall provide the Company with written expense reports of his expense in accordance with the regular practices of the Company.

4. Non-Disclosure and Non-Solicitation, in consideration of the extended employment of Employee hereunder and other good and valuable consideration, the receipt and sufficiency of which Employee hereby acknowledges, Employee acknowledges and agrees that:

4.1 Employee will be exposed to confidential information and trade secrets ("Proprietary Information") pertaining to, or arising from, the business of the Company; that such Proprietary information is unique and valuable to the Company's business and that the Company would suffer irreparable injury if this information were divulged to those in competition with the Company. Therefore, Employee agrees to keep in strict secrecy and confidence, both during, except as otherwise herein provided, and after the period of his employment, any and all information which he acquires, or to which he has access, during employment by the Company, that has not been publicly disclosed by the Company or that Is not a matter of common knowledge by the Company's competitors. The Proprietary information covered by the Agreement shall include, but shall not be limited to, information relating to compilations of information, technical data, mailing list, distribution methods, names of suppliers and customers, arrangements entered into with suppliers and customers, including, but not limited to, proposed expansion plans of the Company, marketing strategies, and trade secrets of the Company.

4.2 Except with prior written approval of the Company, either during or after Employee's employment hereunder, Employee will not (i) directly or indirectly, disclose any Proprietary information to any person except authorized personal of the Company, (Ii) use Proprietary information in any way (iii) whether individually or in a capacity as a representative of another person, solicit or hire any existing or prior Employee of the Company to terminate his employment with the Company or to become employed by any other entity (an Employee of the Company shall cease to be considered a prior Employee if their employment with the Company terminated more than 6 months prior to the conduct In question), or (iv) whether individually or in a capacity as a representative of an other entity, solicit any existing or prior customer of the Company to terminate his or its relationship with the Company or to become a customer of any other entity if such other entity offers products or services which are or may be competitive with those offered by the Company. Upon termination of employment, whether voluntary or involuntary, within 45 hours of termination, Employee will return to the Company all documents, records or other archiving including copies of documents and any notes which he has prepared, that contain Proprietary Information or relate to the Company's business, and all of the Company's credit cards, keys, equipment, vehicles and supplies that are in his possession or under his control.

4.3 All ideas, research, techniques, methods, processes and technological developments of any kind (collectively, "developments') developed on behalf of the Company pursuant to Employee's employment hereunder shall belong to and be the exclusive property of the Company and all intellectual property rights therein shall belong to the Company. Employee shall execute and deliver to the Company from time to time all documents necessary or appropriate to vest ownership in the Company, in the Company's reasonable judgment. Such developments shall be considered part of the Proprietary Information and are subject to the other provisions of part 4 of this Agreement.

4.4 The provisions of this part 4 shall survive the term of Employee's employment to the extent reasonably necessary to accomplish their purpose in protecting the interest of the Company in any Proprietary Information, inventions or discoveries disclosed to, made or learned by Employee while employed under this Agreement.

4,5 Employee agrees, during the term hereof, and for a period of 36 months following the termination of employment hereunder, that he will not, directly or indirectly, by himself or as a principle shareholder (5% or more), employee, director, officer, partner, or agent of another, enter into any business activity during the term hereof in competition with Employer that would Involve the development, manufacturing or marketing of mobile robots and or related.

4.6 Damages alone will be an insufficient remedy for the Company and the Company will suffer irreparable Injury if Employee violates the terms of this Agreement. Accordingly, the Company, upon application to a court of competent jurisdiction, shall be entitled to injunctive relief to enforce the provisions of this Agreement In the event of any breach, or threatened breach, of its terms. Injunctive relief may be sought in addition to any other available rights or remedies at law. The Company shall additionally be entitled to reasonable attorneys' fees incurred in enforcing the provisions of this Agreement.

5, Miscellaneous.

5.1 This Agreement is performable in Rockdale County, Georgia and is governed by the laws of Georgia; supersedes all prior understandings and agreements between the parties and contains the entire understanding of the parties hereto with respect to the within subject matter; and is binding upon the parties hereto, their successors and permitted assigns. The Company may assign its interest in this Agreement and all covenants, conditions and provisions hereunder shall inure to the benefit of and be enforceable by its assignee or successor in interest. The rights and obligations of Employee under this Agreement are personal to him, and no such rights, benefits or obligations shah be subject to voluntary or involuntary alienation, assignment or transfer, except that his personal representatives, heirs and legatees may enforce the obligation of the Company hereunder

5.2 Any notices required or permitted hereunder shall be given in writing by deposit In United States Mail, postage prepaid, certified or registered mail, return receipt requested addressed In the case of the Employer, to it at its principal office and In the case of the Employee to:

Human Resources
GeckoSystems of Georgia, Inc.
http://www.GeckoSystems.com
1640B Highway 212, SW, Conyers, Georgia 30094-4255

Any such notice shall be deemed given five business days following its deposit in the United States Mail.

5.3 If any provisions of this Agreement is held by a Court of competent jurisdiction to be invalid, illegal or unenforceable, that shall, in no way, affect the validity or enforceability of any Other provision of this Agreement and that provision shall be deemed modified to the minimum extent necessary to render it valid, legal and enforceable while accomplishing the intent of such provision as nearly as practicable.

5.4 No waiver by either the Company or the Employee of a breach of any provision of this Agreement shall operate or be construed as a waiver of any subsequent breach.

EXECUTED this 15 day of July, 2004

Leroy E. Tierke
Employee

R. M. Spencer
President/CEO, Gecko Systems of Georgia, Inc.

GeckoSystems, Inc.
Confidentiality Agreement

1640B Highway 212, SW
Conyers, Georgia 30094-4255
Main: (678) 413-9236
Fax: (678) 413-9247

Instructions: Please read and complete this confidentiality agreement. Enter today's date below. If filing on behalf of a corporation, please enter the name and place of incorporation in space "2" below. If filing on behalf of an individual, please write your name and "As Self" in space "2" below. Please print your name and sign at the bottom. Thank you.

CONFIDENTIALITY AGREEMENT dated __________, 2003, between 1) GeckoSystems, Inc., a Georgia corporation, and 2) "Other", __________________________________, a _______________ corporation.

WHEREAS, the parties to this Confidentiality Agreement have determined to establish terms governing the confidentiality of certain information one party ("Owner") may disclose to the other party ("Recipient"), and disclosure may be to or from Gecko-Systems, or both:

NOW THEREFORE, the parties agree as follows:

1. For the purposes of this Confidentiality Agreement, "Confidential Information" means all information in whatever form transmitted relating to the past, present or future business affairs, including without limitation, research, development, or business plans, operations or systems of Owner or another party whose information Owner has in its possession under obligations of confidentiality, which (a) is disclosed by Owner or its affiliates to Recipient or its affiliates, bearing an appropriate legend indicating its confidential or proprietary nature or otherwise disclosed in a manner consistent with its confidential or proprietary nature or (b) is produced or developed during the working relationship between the parties and which would, if disclosed to competitors of Owner, give or increase such competitors' advantage over Owner or diminish that Owner's advantage over its competitors. Confidential Information shall not include any information of Owner that: (a) is already known to Recipient at time of its disclosure; (b) is or becomes publicly known through no wrongful act of Recipient; (c) is independently developed by Recipient; (d) is communicated to a third party free of any confidentiality obligation or restriction with express written consent to the Owner; or (e) is lawfully required to be disclosed to any governmental agency or is otherwise required to be disclosed by law, but only to the extent of such requirement, provided that before making such disclosure the Recipient shall exert all reasonable efforts to give the Owner an adequate opportunity to interpose an objection or take action to assure confidential handling of such information.

2. For a period of five (5) years from the date of disclosure to Recipient, Recipient shall not disclose any Confidential Information of Owner to any person or entity except employees of Recipient and its affiliates who have a need to know and who have been informed of Recipient's obligations under this Confidentiality Agreement. Recipient shall use not less than the same degree of care to avoid disclosure of such Confidential Information as Recipient uses for its own confidential information of like importance.

3. All Confidential Information disclosed by Owner to Recipient under this Confidentiality Agreement in tangible form (including, without limitation, information incorporated in computer software or held in electronic storage media) shall be and remain property of Owner. All such Confidential Information shall be returned to Owner promptly upon written request and shall not thereafter be retained in any form by Recipient. The rights and obligations of the parties under this Confidentiality Agreement shall survive any such return of Confidential Information.

4. Owner shall not have any liability or responsibility for errors or omissions in, or any business decisions made by Recipient in reliance on, any Confidential Information disclosed under this Confidentiality Agreement.

5. The parties agree that, in the event of a breach or threatened breach of the terms of this Confidentiality Agreement, Owner shall be entitled to a court injunction prohibiting any such breach. Any such relief shall be in addition to and not in lieu of any appropriate relief in the way of money damages and any relief or dispute resolution process described in #9, #10, or #11 below. The parties acknowledge that Confidential Information is valuable and unique and that disclosure in breach of this Confidentiality Agreement will result in irreparable injury to Owner.

6. Neither party hereto shall in any way or in any form disclose, publicize or advertise in any manner the discussions that give rise to this Confidentiality Agreement or the discussions or negotiations covered by this Confidentiality Agreement without the prior written consent of the other party.

7. The term "affiliate" shall mean any person or entity controlling, controlled by or under common control with a party.

8. Good Faith Agreement: Each party hereby agrees that should any dispute or controversy arise, each party will first attempt to resolve the dispute informally and promptly through good faith negotiations. The parties further agree to cooperate with each other during the negotiations and make every effort to resolve the dispute as fairly and quickly as possible.

9. Mediation: In the event that the controversy is not resolved by informal negotiation, the dispute shall be referred to the nearest office of the Judicial Arbitration & Mediation, Inc., known as "JAMS" for mediation. JAMS is an organization of retired judges and justices from the Georgia court system who make themselves available to resolve disputes. Mediation is an informal, non-binding conference or conferences between you, GeckoSystems, Inc., and the judge.

The parties are free to select any mutually acceptable retired judge or justice or JAMS to serve as the mediator. If the parties cannot agree on a mediator (or if they have no particular preference) they will request that JAMS assign a mediator to the case. The parties shall share equally the expense of the mediation.

The mediation process shall continue until the case is resolved or until such time as the mediator makes a finding that there is no possibility of resolution without pursuing the adjudicatory phase of our dispute resolution program in #10.

10. Stipulation for Non-Jury Trial: Should any dispute remain after completion of the two-step resolution process set forth above, then you and GeckoSystems, Inc., stipulate to trial before a JAMS judge. If for any reason #8 and/or #9 are not followed, all disputes shall nonetheless be governed by #10.

EACH PARTY HEREBY WAIVES AND GIVES UP THE RIGHT TO A JURY TRIAL.

Each party agrees to submit, at the request of the other, to trial before the JAMS judge all causes of action, controversies, differences, claims or demands whatsoever, whether of fact or of law or both, whether sounding in contract or tort, in any way relating to or growing out of this Confidentiality Agreement.

The parties agree that the JAMS judge shall have the broadest powers allowable under Georgia law to adjudicate the dispute, including the power to resolve all pretrial, post-trial and ancillary proceedings.

11. Arbitration: If for any reason, the provision for non-jury trial by JAMS judge in #10 becomes unenforceable, we agree to submit any dispute within the scope of #10 to binding arbitration governed by the Federal Arbitration Act, Title 8 of the United States Code.

The arbitration shall be administered by JAMS in accordance with the JAMS procedures then in effect. Any statutes or limitations that would otherwise be applicable shall apply. Judgment upon the award may be entered in any court having jurisdiction. The award shall be supported by written conclusions of law and fact issued by the arbitrator; either party at its discretion may have a court reporter present to record the proceedings.

12. This Confidentiality Agreement: (a) is the complete agreement of the parties concerning the subject matter hereof and supersedes any prior such agreements; (b) may not be amended or in any manner modified except in writing signed by the parties; and (c) shall be governed by and construed in accordance with the laws of the State of Georgia without regard to its conflicts of law provisions. If any provision of this Confidentiality Agreement is found to be unenforceable, the remainder shall be enforced as fully as possible and the unenforceable provision shall be deemed modified to the limited extent required to permit its enforcement in a manner most closely approximating the intention of the parties as expressed herein.

IN WITNESS WHEREOF, the parties have executed this Confidentiality Agreement as to the date first above written.

GeckoSystems, Inc.

Signature: ______________________________________

R. Martin Spencer
President, CEO

Other: ______________________________________

Signature: ______________________________________

Title: ______________________________
(or "as self" if representing individual)

GECKO SYSTEMS OF GEORGIA, INC.
ESCROW AGREEMENT

This Escrow Agreement, made and entered into this 24th day of November, 2003, by and between Gecko Systems of Georgia Inc., a Georgia corporation (the "Issuer") and John W. Ringo, Attorney at Law (the "Escrow Agent").

WITNESSETH:

WHEREAS, the Issuer intends to raise up to $4,800,000 through the sale of its Common Stock (the "Shares"); and

WHEREAS, the Issuer is offering the Shares on a "best efforts" basis, and

WHEREAS, the Shares are being offered and sold to investors (the "Subscribers") pursuant to a qualifying exemption from registration pursuant to Regulation A under the Securities Act of 1933, as amended, and registration or exemptions from registration under the state securities laws where offered.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1. Deposits.

A. The Issuer shall deposit or cause to be deposited with the Escrow Agent all subscription proceeds received from Subscribers. Subscribers' checks will be made payable to the Escrow Agent and the Issuer will transmit such checks directly to the Escrow Agent by noon of the next business day. The Escrow Agent shall have no responsibility for subscription proceeds not received and collected by it.

B. The Issuer shall deliver or cause to be delivered to the Escrow Agent, in a form acceptable to the Escrow Agent, a list of the names and addresses of the Subscribers, the amount of Shares subscribed for by each Subscriber, the amount received from each Subscriber, and such other information requested by Escrow Agent as will enable the Escrow Agent to attribute to a particular Subscriber all subscription proceeds received by the Escrow Agent from the Issuer.

2. Disbursement.

A. At such times as the Escrow Agent has received subscriptions and funds aggregating $400,000, it shall disburse the funds held by it pursuant to this Agreement, to the Issuer. The Escrow Account shall remain open for the collection of funds pursuant to the direction of the Issuer until $4,800,000 in principal amount of Shares have been sold. As soon as practicable after whichever is earlier of (i) the date the Issuer notifies the Escrow Agent that the offering of Shares has been terminated, (ii) unless at least $400,000 in principal amount of Shares have been sold within one year after the effective date of the Issuer's Offering Statement. If the Escrow Agent does not then hold at least $400,000 pursuant to this Agreement, the Escrow Agent shall return to each Subscriber, the subscription proceeds attributable to him or her hereunder, without interest and without deduction, and, at such time this Agreement will terminate.

B. All returns and deliveries to a Subscriber hereunder shall be mailed by regular mail to the residential or business address of such Subscriber, as provided to the Escrow Agent pursuant to Section 1, above. Any payment to a Subscriber may be made by a check of the Escrow Agent.

C. The Issuer shall make a true copy of this Escrow Agreement available to each Subscriber.

3. Escrow Agent.

The parties further covenant, warrant and agree that the Escrow Agent:

A. Shall have no duty to collect any proceeds of the offering of the Shares.

B. Undertakes to perform only such duties as are expressly set forth herein and no implied duties or obligations shall be read into this Agreement against the Escrow Agent.

C. May act in reliance upon any writing or instrument or signature which it believes in good faith to be genuine, may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument, and may assume that any person purporting to give any writing, notice, advice, or instructions in connection with the provisions hereof has been duly authorized to do so.

D. Shall not be liable, in any manner, for the validity, sufficiency or correctness, as to form, manner and execution, of any instrument deposited in this escrow or with respect to the identity, authority, or right of any person executing the same, and its duties hereunder shall be limited to the safekeeping of such moneys, instruments or other documents received by it as escrow holder and for the disposition of the same in accordance with the written instrument accepted by it in the escrow.

E. May consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel. The Escrow Agent shall otherwise not be liable for any mistake of fact or error of judgment or any acts or omissions of any kind, unless caused by its willful misconduct or gross negligence.

F. May resign upon 30 days written notice to the parties to this Agreement. If a successor Escrow Agent is not appointed within this 30 day period, the Escrow Agent may petition a court of competent jurisdiction to name a successor.

G. May, in the event of doubt as to its duties or liabilities under the provisions of this escrow, in its sole discretion, continue to hold the monies which are the subject to this escrow until all interested persons mutually agree to the disbursement thereof, and may, in its sole discretion, file an action in interpleader to resolve such disagreement. The Escrow Agent shall be indemnified for all costs, including reasonable attorneys, fees, in trial and appellate courts, in connection with the aforesaid interpleader action and shall be fully protected in suspending all or a part of its activities under this Agreement until final judgment in the interpleader action is received.

H. May accept directions hereunder from the Issuer or such other agents of the Issuer whose names and signatures are supplied to the Escrow Agent in a letter executed on behalf of the Issuer.

I. Except as set forth in Exhibit "A" to this Agreement, Escrow Agent shall not earn a fee for its services hereunder; however, the Escrow Agent shall be reimbursed by the Issuer for normal and routine expenses incurred in connection with the maintenance of the escrow account.

4. Indemnification.

A. The Issuer agrees to absolve, exonerate, hold harmless, indemnify and defend the Escrow Agent from any and all claims, liabilities, losses, actions, suits or proceedings at law or in equity, or any other expense, fees, or charges of any character or nature, including attorneys, fees in trial and appellate courts, and the cost of defending any action, suit or proceeding or of resisting or the settlement of any claim, which it may incur or with which it may be threatened by reason of its acting as Escrow Agent.

B. The Escrow Agent shall be vested with a lien on all property deposited hereunder for indemnification for attorneys, fees, court costs, or any other expense, fees or charges of any character or nature which may be incurred by said Escrow Agent by reason of disputes arising between the makers of this escrow, as to the correct interpretation of this Agreement and instructions given to the Escrow Agent hereunder or otherwise, and shall have the right, regardless of the instructions aforesaid, to hold such property until and unless such additional expenses, fees, and charges shall be fully paid.

C. This indemnity shall not apply in any cause that arises from the willful misconduct or gross negligence of the Escrow Agent, its officers, agents or employees.

D. This indemnity shall survive the termination of this Agreement.

5. Notices.

All notices and communications hereunder shall be in writing and shall be deemed to be duly given if sent by registered or certified mail, return receipt requested, to the respective addresses set forth at the end hereof.

6. Successors and Assigns.

The rights created by this Agreement shall inure to the benefit of and the obligations created hereby shall be binding upon the successors and assigns of the Escrow Agent and the Issuer.

7. Construction.

This Agreement shall be construed and enforced according to the laws of the State of Georgia.

8. Term.

A. This Escrow Agreement shall terminate and the Escrow Agent shall be discharged of all responsibility hereunder at such time as this Agreement is terminated pursuant to paragraphs 2A or 8B of this Agreement.

B. Notwithstanding anything herein to the contrary, upon receipt of written notice from the Issuer that the offering of Shares has been terminated, the Escrow Agent shall return to each Subscriber, the subscription proceeds received and collected from him or her hereunder with interest, and at such time this Agreement will terminate.

C. In no event shall this Escrow Agreement be in effect for a period beyond that specified in paragraph 3 of this Agreement and, at that time, all sums shall be transferred pursuant to Paragraph 3A.

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement on the day and year first above written.

"Issuer"

Gecko Systems of Georgia, Inc.

By: R. M. Spencer
R. Martin Spencer, President

"Escrow Agent"

John W. Ringo, Attorney at Law

By: John W Ringo
John W. Ringo

EXHIBIT "A"

ESCROW FEES

Acceptance Fee	$2,500.00

MOORE KIRKLAND & BEAUSTON L.L.P.
Certified Public Accountants & Consultants
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS



Exhibit **10(a)**

Consent of Independent Accountants

We hereby consent to the use in this Registration Statement on Form 1-A of our report dated September 19, 2003, relating to the financial statements of Gecko Systems of Georgia, Inc., which appear in such Registration Statement. We also consent to the reference to us under the headings "Experts" in such Registration Statement.

Moore Kirkland & Beauston L.L.P.

Moore Kirkland & Beauston L.L.P.
November 21, 2003

MOORE KIRKLAND & BEAUSTON L.L.P.

Certified Public Accountants & Consultants

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND THE SOUTH CAROLINA ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS



Exhibit **10(a)**

Consent of Independent Accountants

We hereby consent to the use in this Offering Statement on Form 1-A of our report dated September 19, 2003, relating to the financial statements of Gecko Systems of Georgia, Inc., which appear in such Offering Statement. We also consent to the reference to us under the headings "Experts" in such Offering Statement.

Moore Kirkland & Beauston L.L.P.
December 28, 2004

150 North Ninth Street West Columbia, SC 29169 Phone (803) 791-7472 Fax (803) 796-1168
P.O. Box 1036 110 W. Pinewood Avenue Hartsville, SC 29551 Phone (843) 332-1335 Fax (843) 332-9010
1616 Ashley River Road Charleston, SC 29407 Phone (843) 766-5010 Fax (843) 766-5768
3447 Pelham Road Suite 102 Greenville, SC 29615 Phone (864) 288-8000 Fax (864) 288-8449
www.mkbcpa.com

LUANN ORCHOWSKI, CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANT

Member

American Institute
of Certified
Public Accountants

Georgia Society
of Certified
Public Accountants

Exhibit 10(a)

Consent of Independent Accountants

We hereby consent to the use in the Registration Statement on Form 1-A of our report dated April 30, 2004, relating to the financial statements of Gecko Systems of Georgia, Inc., which appear in such Registration Statement. We also consent to the reference to us under the headings "Experts" in such Registration Statement.



LuAnn Orchowski, CPA, PC
April 30, 2004

1540 HIGHWAY 138, SUITE 3-F / CONYERS, GA 30013
PHONE (770) 922-2800 / FAX (770) 922-2082 / E-MAIL lulucpa@att.net

LUANN ORCHOWSKI, CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANT

Member

American Institute of Certified Public Accountants

Georgia Society of Certified Public Accountants

Association of Certified Fraud Examiners

Exhibit 10(a)

Consent of Independent Accountants

We hereby consent to the use in the Registration Statement on Form 1-A of our report dated July 13, 2004, relating to the financial statements of Gecko Systems of Georgia, Inc., which appear in such Registration Statement. We also consent to the reference to us under the headings "Experts" in such Registration Statement.



LuAnn Orchowski, CPA, PC
July 13, 2004

1540 HIGHWAY 138, SUITE 3-F / CONYERS, GA 30013
PHONE (770) 922-2800 / FAX (770) 922-2082 / E-MAIL luann@nuvox.net

LUANN ORCHOWSKI, CPA, P.C.

CERTIFIED PUBLIC ACCOUNTANT

Member

American Institute of Certified Public Accountants

Georgia Society of Certified Public Accountants

Association of Certified Fraud Examiners

Exhibit 10(a)

Consent of Independent Accountants

We hereby consent to the use in the Registration Statement on Form 1-A to the reference to us under the headings "Experts" in such Registration Statement.



LuAnn Orchowski, CPA, PC
November 23, 2004

1540 HIGHWAY 138, SUITE 3-F / CONYERS, GA 30013
PHONE (770) 922-2800 / FAX (770) 922-2082 / E-MAIL luann@nuvox.net

TEL: (770) 952-1904
FAX: (770) 952-0894

JOHN W. RINGO
ATTORNEY AT LAW
241 LAMPLIGHTER LANE
MARIETTA, GEORGIA 30067

ATLANTA
LEXINGTON

November 22, 2003

R. Martin Spencer
President
Gecko Systems of Georgia, Inc.
1640 Highway 212, SW
Conyers, GA 30094

Gecko Systems of Georgia, Inc.
Common Stock, No par value

Dear Mr. Spencer:

I acted as counsel to Gecko Systems of Georgia, Inc., a Georgia corporation. This opinion is being furnished to you in connection with the issuance and sale by Gecko Systems of Georgia, Inc. (the "Issuer"), of its common stock, no par value, of a minimum of 160,000 shares up to a maximum of 1,920,000 shares (the "Shares").

In my capacity as counsel for the Issuer, I have examined certain documents with respect to the Shares, including without limitation, the following:

(a) The Articles of Incorporation and by laws of the Issuer, as now in effect;

(b) The Offering Circular used in connection with the offer and sale of the Shares (the "Offering Circular"); and

(c) Such other documents, instruments, contracts, certificates and records as I have deemed necessary and relevant as a basis for the opinions set forth herein.

The opinions herein are limited to the Federal laws of the United States of America and the corporate law of the State of Georgia. I do not express any opinion concerning any law of any other jurisdiction or the local law of any jurisdiction.

Based on the foregoing, it is my opinion that:

1. The Issuer is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and every other state in which it is required to do so and has all requisite power and authority to carry on its business as now conducted by it and as described in the Offering Circular.

2. The Shares of Common Stock to be sold to the public, when issued and sold in the manner described in the Offering Circular, will be validly issued, fully paid and non-

assessable.

3. To the best of our knowledge and belief, the information in the Offering Circular with respect to the Issuer is correct in all material respects. Nothing has come to our attention, after due investigation, that would lead us to believe that the Offering Circular or the appendices thereto contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the use of my name in the Offering Circular constituting a part thereof in connection with the matters referred to under the caption "Legal Matters".

Sincerely,



John W. Ringo


GECKO
SYSTEMS

GeckoSystems, Inc.
www.GeckoSystems.com
Main: 678/413-9236 Fax: 678/413-9247
1640B Highway 212, SW
Conyers, GA 30094-4255

May 27, 2004

Mr. Edmond L. Lamb
Chairman of the Board
GeckoSystems, Inc.
450 South Oxford Avenue, #206
Los Angeles, CA 90020

Re: Loan Commitment to GeckoSystems, Inc.

Dear Mr. Lamb:

This letter is to substantiate the undersigned's intent to personally provide GeckoSystems, Inc. a credit line of up to $24,000 should GSI fail to "break escrow" in a timely fashion in its efforts to secure public funding using Regulation A.

The material terms of this loan commitment are as follows:

> This credit line may be drawn upon monthly for up to $2,000 per month and bear a monthly interest rate of 0.5%, payable quarterly on the then outstanding balance. Interest will be accrued and compounded on a monthly basis.
>
> At such time GSI achieves complete placement of the entire Regulation A Offering, or a net profit before taxes, the entire outstanding balance, including all accrued interest, will be due within thirty (30) calendar days. Payment in full will be due within ten (10) business days should the undersigned leave full time employment of GSI for any reason.

The undersigned has sufficient equity in his personal residence, and other personal lines of credit sufficient to make this assurance.

Sincerely,

R. M. Spencer

R. M. Spencer
President, CEO

cc: SEC
file


IES, Inc.

Industrial Electronics Services, Inc.
213 Suncrest Street
Gray, TN 37615
423-477-0118 FAX 423-477-0118
Email Address: iesgray@aol.com

Thomas E. Denison

February 18, 2004

Subject: Gecko Systems Robotic Assembly

To: R. Martin Spencer, President/CEO Gecko Systems

Dear Mr. Spencer,

Thank you for the opportunity to work with Gecko Systems and your team of professional engineers. Not only can Industrial Electronics Services, Inc. perform the assembly of your electronic circuit boards we are a full service electronic assembly and design services contract manufacturer. I assure you that we can meet all your needs relative to this project. The following information details the specific operations we would perform and I.E.S., Inc. capabilities for each:

Design Services and Development Engineering

I.E.S., Inc. incorporates state of the art Orcad design systems to capture your schematics electronically. The schematics are then transferred to the Orcad printed circuit board layout tools to perform the placement of your components and the inclusion of all circuit traces. Design rule checks are performed to insure there are no violations of electrical spacing. Additionally, the circuit is checked for compliance to UL standards. A second engineer then verifies that the printed circuit board layout matches the design schematic. Additionally, I.E.S., Inc. has begun to develop our own products in the wireless networking area.

Printed Circuit Board Fabrication

I.E.S., Inc. maintains a select group of raw board fabrication houses who's core competency is the building of printed circuit board substrates. The fabrication of these PCB's is sourced to the board house that best meets the complexity of a client's product based on layer counts and circuit trace widths and spacing. The PCB house quotes the project to I.E.S., Inc. and performs another design rule check to further assure manufacture-ability in their process and verify our layout of your substrate.


IES, Inc.

Industrial Electronics Services, Inc.
213 Suncrest Street
Gray, TN 37615
423-477-0118 FAX 423-477-0118
Email Address: iesgray@aol.com

Metal Fabrication

I.E.S., Inc. utilizes several metal fabrication facilities to deliver quality metal frames such as used in your robotics. These fabricators perform metal fabrications for use in medical instrumentation, plant fixtures, and general applications. They also perform work for other clients of I.E.S., Inc. therefore we have further reaching knowledge of their capabilities and ability to deliver on time services.

Plastics Manufacture

I.E.S., Inc. has a relationship with an injection molder of plastic components in a wide range of material types. Based on discussions with this supplier we feel that they can perform fabrication of the shell components for the robotic assembly. Pricing will be competitively quoted to assure costing is in line with industry standards.

Materials Management and Purchasing

Long term commitments and relationships with our component suppliers allow us to attain competitive domestic pricing and availability. Only major electronic distributors and direct sources are used to assure quality stock and handling precautions are observed. Meetings are held nearly every month with these key suppliers to keep them apprised of our needs and scheduling of client orders. I.E.S., Inc. maintains inventory control systems to track quantity levels and parts availability in stock at our facilities. Receiving inspections are performed on incoming parts to verify part numbers, quantities, values, and conformance to packaging requirements.

Process Engineering and Machine Programming

We are on the leading edge for process development in the electronics contract manufacturing field. Processes were developed ahead of our industry counterparts for ball grid array, micro BGA, and flip chip attachment to a wide variety of substrates. Leadless solder processes were developed here five years ahead of industry requirements to pursue alternatives to leaded alloys. The ability to process conductive adhesives was developed at I.I.S., Inc. many years ago. We constantly seek out new processing technologies in order to be an industry leader and capture niche market prior to these processes becoming common place. Technicians and engineers can import x/y placement outputs and readily generate placement programs for our pick and place equipment.



Industrial Electronics Services, Inc.
213 Suncrest Street
Gray, TN 37615
423-477-0118 FAX 423-477-0118
Email Address: iesgray@aol.com

Surface Mount Technology

Our facilities offer two complete surface mount lines capable of placing components from 0201 chip packages to 55mm microprocessors with an accuracy of +/- .00015". These machines are capable of placing up to 45,000 components per hour. The technicians who perform these operations have been trained and certified to own the process from initial programming through all machine operations and the preventive maintenance of the machinery as well.

First Article Quality Assurance Inspection

Prior to the commencement of a production run the first piece or panel of product requires an extensive first article inspection. Quality assurance verifies every part per the customer's bill of material and reference drawings. Inspection of all manufacturer's part numbers, component values, component polarity, and solder joint quality are performed. Once the first article is performed and signed off by quality assurance, operators are permitted to proceed with production. The first article process is adhered to for all of our manufacturing processes.

Though Hole Assembly and Wave Solder

Through hole components are hand stuffed on a six station slide line. Upon completion of a first article inspections the boards are flow soldered to perform all the solder connections on the backside of assemblies. First article inspections are performed after flow solder operations as well to assure process is under control and complies with IPS solder joint criteria.

Prototype Development and Hand Solder Operations

I.E.S., Inc. maintains a large staff of hand solder technicians to perform hand built prototypes for our customers and development groups. These highly skilled technicians routinely build prototype assemblies in one to two days allowing the customer to quickly return to design verification and initial testing prior to production runs. We can even perform prototypes with BGA devices without the high expense of tooling, programming, and setup. These technicians also perform engineering change upgrades and warranty services for our customers.


IES, Inc.

Industrial Electronics Services, Inc.
213 Suncrest Street
Gray, TN 37615
423-477-0118 FAX 423-477-0118
Email Address: iesgray@aol.com

Final Assembly and Box Assembly

We maintain several mechanical assemblers who perform box level Assembly mostly to the medical instrumentation field. These operators can assemble cable harnesses, box and enclosure mechanicals, and other final assembly operations. This process is also required to undergo first article processes.

Quality Assurance Inspection and Industry Standards

All assemblies produced at I.E.S., Inc. are inspected 100%. We do not believe in sample inspection plans that potentially allow defective product to enter the field. All assemblies are inspected under 10-15x magnification under a microscope. The industry standard for solder joint quality and electronic assembly is the IPC A601C document. Most contract assembly facilities build and inspect to the Class II commercial portion of this standard. All assemblies at I.E.S., Inc. are built to the more stringent Class III standard for medical and military requirements. We feel that our commitment to this higher standard improves the reliability of our customer's products and establishes us as an industry leader rather than a follower.

Test and Warranty Services

I.E.S., Inc. has several test technicians that can troubleshoot electronics to the component level. These technicians can perform incircuit and functional test operations in accordance with a customer's test procedures and setups. Additionally, we offer warranty services for our customers. We are an approved warranty site for Seimens Nuclear Medical Group and have performed mass warranty services for telecommunications companies.

I hope that the above description of our processes helps you to better understand the services we can offer Gecko Systems and provide some insight into our quality philosophy of which we are quite proud. We look forward to proceeding with assembly of your beta units and further into the production phase. Please do not hesitate to contact me if you need any further information or assistance.

Sincerely,

Tom Denison
Plant Manager, Industrial Electronics Services, Inc.

Memorandum of Understanding

This Memorandum of Understanding constitutes the intent of the parties to use their best efforts to agree upon: (a) identification and definition of projects for trial evaluation and/or application development; (b) the structure of the business arrangement to enable both parties to benefit from the growth and development of telehealth, with such intentions to be culminated in a full Mutual Development Agreement ("the Agreement") to be negotiated between the parties and based upon this Memorandum of Understanding.

GeckoSystems, Incorporated (GSI)

GSI is a developer of mobile robot solutions for safety, security and service. They specialize in supplying service robots that automatically navigate, patrol or run errands in homes, offices, or other places of business or leisure.

Since incorporating in late 1999, GSI has developed a suite of proprietary, complimentary hardware and software technologies that enable many cost effective, user benefits. The flagship technology, the GeckoBrain™ PC software, uses several proprietary artificial intelligence technologies to enable GSI's product line of mobile service robots (MSRs) to self-navigate.

Other internally developed application software technologies include; GeckoZap™, a calibration and diagnostic utility for MSRs, and GeckoChat™, a verbal interaction software suite enabling voice control and response, as well as function as a verbal reminder, or surrogate short term memory for memory impaired individuals.

Deployment of GSI's MSRs will be targeted at the following markets:

- Commercial Security
- Professional Healthcare (Telehealth)
- Consumer (family care)

GSI's MSRs augmented for telehealth (DocBots™) allow health professionals and medical experts to remotely consult with patients and health care providers giving vital, cost effective, confidential medical services to virtually any location, whether rural or urban, national or international. Using high quality cameras and high speed Internet data transfer, medical data, radiological images, sounds and patient records can be transferred from one site to another, permitting physicians and other healthcare professionals, an opportunity to consult with patients, colleagues and specialists, despite geographical separation in cost effective and timely manners.

MSR Applications:

- Patient consultation, remote diagnosis and patient care
- Interactive distance learning medical programs
- Patient education
- Administrative medical support with access to on-line records
- Home health care

- Enhanced health care for patients in rural or remote locations

Alexian Village of Milwaukee (AVM)

Alexian Village of Milwaukee is a subsidiary of Alexian Brothers Health System (ABHS), an established and experienced provider of healthcare services. ABHS has two major divisions; Alexian Brothers Hospital Network (ABHN) and Elderly Services (ES). Alexian Village of Milwaukee (AVM), a facility within the ES division, consists of the Alexian Village Retirement Community, the Alexian Village Health Center, Village Square and the Courtyard. Together, these facilities offer a total of 280 independent living apartments, 83 assisted living units, 108 nursing care units and 40 adult day care enrollees. ABHS, Elderly Services, also includes a program of community services in Missouri with 480 nursing care units and 88 assisted living units. Tennessee offers 277 independent living units, 85 assisted living units and 114 nursing care units.

ABHN is located in the northwest suburbs of the Chicago area and consist of the following facilities:

- Alexian Brothers Medical Center, Elk Grove Village, Illinois, 450 beds
- St. Alexius Medical Center, Hoffman Estates, Illinois, 350 beds
- Alexian Brothers Behavioral Health Hospital, Hoffman Estates, Illinois, 140 beds
- Alexian Rehabilitation Hospital, Elk Grove Village, Illinois, 50 beds, a partnership with the Rehabilitation Institute of Chicago (RIC)

The Partnership

The Federal Register defines telehealth as follows: "*Telehealth activities include the practice of telemedicine, delivery of distance education, health informatics, healthcare staff supervision from remote sites, and the provision of consumer health information using telecommunications technologies.*" The challenge remains to make these programs as interactive and comprehensive as possible in order to effect the necessary lifestyle modifications to maintain health.

AVM and GSI believe strongly that current and future GSI MSR technologies can be of significant benefit for the enhancement of quality healthcare and safety. Therefore, both AVM and GSI agree to the following:

- AVM and GSI will appoint a single point of contact within each organization to coordinate their trial evaluation of GSI's MSRs, said trial evaluation period to be initiated upon the signing of this Mutual Development Agreement memorandum of understanding. Based upon mutual agreement, an evaluation and development committee may be formed, with equal representation, to measure progress and prioritize potential development projects. Potential projects include:

- Home Health Applications
  - Wellness/Preventive Medicine
    - Data elements to be collected
    - Interactive patient education materials
    - Technology deployment requirements
  - Congestive Heart Failure
    - Remote vital sign monitoring integration
    - Data collection, sorting and report capabilities
    - Interactive patient education materials
  - Diabetes
    - Education
      - the disease process
      - the importance of preventive care measures (Podiatry, Ophthalmology, Laboratory testing, etc.)
      - nutrition and dietary requirements
      - self-monitoring activities
      - medications
      - activities and exercise
    - Remote monitoring
      - Blood sugar
      - Blood pressure
      - Weight
    - Verbal reminders
      - Self monitoring activities
      - Medication
      - Dietary review
  - COPD
  - Obesity Treatment
  - Memory Loss
    - medication reminder systems/dose dispensers
    - Assisted cognition systems to help individuals to do everything. from making a cup of tea, turning off the stove or catching the bus.
    - CareBot™ MSRs for home use with video conferencing and security capabilities.
    - Use of GeckoChat for verbal interactive games for mental exercises, capable of recording and trending the individual's responses for the physician.
  - Post Acute Care
    - Rehabilitation
      - Stroke
        - Speech Therapy
      - Spinal Cord Injury
  - Assisted Living

            - Memory Loss
        - Skilled Nursing Facility
        - Acute Care
            - Pediatrics
                - Discharge education
                - Potential applications in developmentally disabled children (Cerebral Palsy, Autism)

- AVM will use its best efforts to introduce GSI and its technologies suite to other interested healthcare entities for end user application development.

- AVM is aware that GSI is undercapitalized and will assist GSI, to the degree possible, to diminish that situation, with an understanding AVM, as a nonprofit, Church funded entity, cannot be a direct cash investor in GSI.

- GSI understands that AVM will incur additional costs in their evaluation trial and applications development of GSI MSRs in their healthcare facilities, without direct reimbursement from GSI. Therefore, in consideration of this additional expense and service, GSI agrees to the following:

    - GSI will bill only their direct costs, with no net profit, to AVM for the usage of CareBots, GeckoChat, or other platforms to be evaluated, or developed.
    - GSI will award exclusive distribution rights for developed products to AVM for the metropolitan area of Milwaukee, Wisconsin, for a period of three (3) years from the date of the Agreement. Depending on performance criteria to be itemized in the Agreement, AVM has the "right of first refusal" to secure additional distribution rights for their locations in Wisconsin, Illinois, Missouri and Tennessee. For new applications that are developed that will involve copyrights, patent rights or licensing of software, AVM and GSI agree to negotiate the distribution of rights related to such new applications such that GSI is able to use/sell the new applications and AVM can use/sell the new applications in the distribution territory. To effect the mutual use of the new applications and regardless of the party developing the new applications, the parties agree to extend appropriate licenses to one another on favorable terms that compensates each party for its development efforts and any ownership interest each party may have in and to the developed technology for the new applications. Such applications may include, but not be limited to:

        - Integration software for remote monitoring devices currently available.
        - Secured data base collection, sorting and report generation software.

- Software integration of GeckoChat with facility based electronic medical record systems.

- In the specific instance of GeckoChat applications that are developed by AVM, ABHN or affiliated organizations for the evaluation, monitoring and treatment of individuals suffering from memory loss, regardless of the individual's residence, GSI would allow Alexian to "brand" the application with the Alexian name and offer national distribution rights. This is with the understanding that GeckoChat™ would not be altered in any way that would make it incompatible with other GSI software necessary to operate MSRs. Any suggested or necessary modifications to GeckoChat™ would need prior approval from GSI.

This Memorandum of Understanding will be in effect until:

- A full Development Agreement is developed and executed by both parties.
- Termination of the Memorandum of Understanding by either party may occur with 90 day written notice.
- Modification of this Memorandum of Understanding may occur with mutual written acceptance by both parties.

Agreed to by:



R. Martin Spencer
President, CEO
GeckoSystems, Inc

Date: Aug. 12, 2004



Gary Mohn
President, CEO
Alexian Village of Milwaukee

Date: 8-14-04

 **UNECE** United Nations Economic Commission for Europe

Embargo:
20 October 2004
11:00 (Geneva time)

Press Release ECE/STAT/04/P01
Geneva, 20 October 2004

Worldwide investment in industrial robots up 19% in 2003

In first half of 2004, orders for robots were up another 18% to the highest level ever recorded

Worldwide growth in the period 2004-2007 forecast at an average annual rate of about 7%

Over 600,000 household robots in use – several millions in the next few years

UNECE issues its 2004 World Robotics survey

Below are some of the many questions answered by the newly released survey ***World Robotics 2004*** produced by the United Nations Economic Commission for Europe (UNECE) in cooperation with the International Federation of Robotics (IFR). The following questions and answers provide an executive summary of this 414 page in-depth analysis:

- **Double digit growth in the robot business** *In 2003, the robot market in North America surged by 28%, by close to 25% in Japan and by 4% in the European Union*, says Jan Karlsson, responsible for the UNECE/IFR publication. The modest growth in the European Union market should, however, be seen in the light of the fact that with the exception of 1997 and 2001-2002, the European Union has had double-digit market growth since 1994.

- **What about the trends in 2004 and the forecast for 2004-2007?** The UNECE/IFR quarterly survey on order intake of industrial robots, which includes most of the world's largest companies, showed that worldwide order intake increased by 18% in the first half of 2004, compared with the same period in 2003. It was the highest order intake of industrial robots ever recorded, worldwide and in all regions, except in Europe where it was the second best half year recorded. The order intake, by regions, were as follows:

  North America +18%, Europe -3%, Asia +57%, Other regions 0%

  Worldwide sales are forecasted to increase from 81,800 units in 2003 to over 106,000 units by 2007, or an average of close to 7% per year.

  How many robots are now working out there in industry? Worldwide at least 800,000 units (possibly the real stock could be well over one million units), of which 350,000 in Japan, close to 250,000 in the European Union and about 112,000 in North America. In Europe, Germany is in the lead with 112,700 units, followed by Italy with 50,000, France with 26,000, Spain with 20,000 and the United Kingdom with 14,000.

- **What is the forecast for 2007?** A conservative forecast points about one million units worldwide, of which 350,000 in Japan, 326,000 in the European Union and 145,000 in North America.

.../

- **Is Japan's lead position in automation eroding?** Robot business was booming in Japan in the 1980s and early 1990s. The optimism was unlimited. It seemed as if everything that could be robotized was robotized. Since the middle of the 1990s, the momentum in the robot business has moved to Europe and North America. In 2003, their robot stocks increased by 7% and 9%, respectively. In Japan it has steadily been falling since 1998 but shows now sign of recovering.

- **Why invest in robots?** In the last decade the performance of robots has increased enormously while at the same time their prices have been plummeting. A robot sold in 2003 would have cost about a fourth of what a robot with the same performance would have cost in 1990. In the last few years the price decrease of robots has, however, started to level off. Profitability studies have shown that it is not unusual for robots to have a pay-back period as short as 1-2 years.

- **And not hire people?** In Germany, for instance, the prices of robots relative to labour costs have fallen from 100 in 1990 to 35 in 2003 and to 15 when taking into account the radically improved performance of robots. In North America, the relative price dropped to 28 and to about 12 if quality improvements are taken into consideration. *"Falling or stable robot prices, increasing labour costs and continuously improved technology are major driving forces which speak for continued massive robot investment in industry"*, says Jan Karlsson. Even in developing countries like Brazil, Mexico and China, robot investments are starting to take off at an impressive rate. *"As robots are used both for increasing capacity and for rationalizing production, robots investments are made also during periods of economic recession. When the economy recovers, production can then to a large extent be increased without necessarily hiring new labour"*, concludes Jan Karlsson.

- **If robots are so profitable why is there not an even stronger rush to invest?** Robots are not products to be acquired "over the counter". In order to reap the benefits of robots, potential user companies must have sufficient in-house technological know-how as well as a thorough comprehension of their production processes.

- **How many robots per employee in the manufacturing industry?** About 320 per 10,000 employees in Japan, 148 in Germany, 116 in Italy, 99 in Sweden and between 80 and 50 in Finland, Spain, France, United States, Austria, Benelux and Denmark (the figure for Japan includes all types of robots while for all the other countries only multipurpose industrial robots are included. The figures are therefore not comparable). In the United Kingdom the density amounted to about 40.

- **In the car industry?** In Japan, Italy and Germany there is more than 1 robot per 10 production workers.

- **Are we seeing any service robots in our homes?** At the end of 2003, about 610,000 autonomous vacuum cleaners and lawn-mowing robots were in operation. In 2004- 2007, more than 4 million new units are forecasted to be added.

- **How are service robots for professional use doing?** Medical robots, underwater robots, surveillance robots, demolition robots and many other types of robots for carrying out a multitude of tasks are doing very well. A stock of some 21,000 units was estimated at the end of 2003. In the period 2004-2007, another 54,000 units are projected to be added to the stock.

- **In the long run service robots will be everyday tools for mankind**. They will not only clean our floors, mow our lawns and guard our homes but they will also assist old and handicapped people with sophisticated interactive equipment, carry out surgery, inspect pipes and sites that are hazardous to people, fight fire and bombs and be used in many other applications described in the present issue of ***World Robotics 2004***. **Huge military investment in service robots will give spin-off effects both for the market of professional service robots and for the market of consumer products.**

Details of the market development for industrial robots in France, Germany, Italy, Spain, United Kingdom and United States are presented in a separate press release for each of those countries.

The facts

Diffusion of service robots

Table 4 gives details about the results of the UNECE/IFR survey of sales of service robots, broken down by application areas. As many companies did not provide market data, the figures reported here probably underestimate significantly the true sales amounts as well as the installed base of robots.

Service robots for professional use: 21,000 units installed up to the end of 2003

With 4,785 units, **underwater systems** accounted for 23% of the total number of service robots for professional use installed up to the end of 2003 (see table 4 and figure 6). Thereafter followed **cleaning robots** with 16%, **laboratory robots** with 15% and **demolition and construction robots** with 14%. **Medical robots** had a share of 12% and **mobile robot platforms for general use** accounted for 9%. **Defense, rescue and security applications** had a share of nearly 5% and **field robotics**, e.g. milking robots and forestry robots, 4%. The value of the stock of professional service robots is estimated at $2.4 billion.

The unit prices for professional service robots differ significantly – from less than $10,000 to more than $300,000, depending on type of application. The most expensive robots are the **underwater systems** ($300,000), followed by **milking robots** ($200,000). The average price of a medical robot is about $150,000.

Service robots for personal and private use: about 610,000 units for domestic use and almost 700,000 units for entertainment and leisure sold up to end 2003

Service robots for personal and private use are recorded separately, as their unit value is only a fraction of that of many types of service robots for professional use. They are also produced for a mass market with completely different marketing channels.

So far, service robots for personal and private use are mainly in the areas of domestic (household) robots, which include vacuum cleaning and lawn-mowing robots, and entertainment robots, including toy and hobby robots (see table 4 and figure 7). Sales of **lawn-mowing robots** have started to take off very strongly, with sales in excess of 40,000 units, and should continue to boom. The market potential is very large. **Vacuum cleaning robots** were introduced on the market at end of 2001. The market expanded rapidly in 2002-2003 and now counts at least 570,000 units.

Of the 610,000 robots for domestic household robots that were in use at end 2003 almost 400,000 were installed in 2003 (see table 4 and figure 7).

Projections for the period 2004-2007: 54,000 new service robots for professional use to be installed

Turning to the projections for the period 2004-2007, the stock of service robots for professional use is forecasted to increase by some 54,000 units (see table 4 and figure 6). Application areas with strong growth are **humanoid robots**, **robots in public relation**, **laboratory robots**, **underwater systems**, **defense, rescue and security applications**, **professional cleaning robots** and **mobile robot platforms for multiple use**. **Medical robots**, on the other hand, are not expected to do as well as was previously forecasted.

Projections for the period 2004-2007: about 6.6 million units of service robots for personal use to be sold

It is projected that sales of **all types of domestic robots** (vacuum cleaning, lawn-mowing, window cleaning and other types) in the period 2004-2007 can reach some **4.1 million units** with an estimated value at **$2.7 billion** (see table 4 and figure 7).

Table 4

Estimated number and value of service robots installed up to the end of 2003, by application areas, and forecasts for the period 2004-2007

Types of robots	Stock at end 2003	Installations 2004-2007	Sales in 2003	Stock at end 2003	Installations 2004-2007
	No. of units	No. of units	No. of units	$ million	$ million
SERVICE ROBOTS FOR PROFESSIONAL USE:					
Field robotics	885	1,345	110	177	271
Agriculture					
Milking robots	830	1,300	100		
Forestry					
Mining systems					
Space robots					
Others	55	45	10		
Professional cleaning	3,370	2,310	212	68	54
Floor cleaning	340	340	2		
Window and wall cleaning (including wall climbing robots)					
Tank, tube and pipe cleaning					
Pool cleaning	3,000	1,000	200		
Other cleaning tasks	30	970	10		
Inspection systems	185	290	18	21	17
Sewer robots	85	160	7		
Tank, tubes and pipes*					
Other inspection systems	100	130	11		
Construction and demolition	3,030	1,250	225	195	96
Demolition systems: nuclear demolition & dismantling	70	45	7		
other demolition systems	2,900	1,110	202		
Construction support robots: maintenance or construction	60	95	16		
other types of construction					
Logistic systems	225	1,375	28	12	68
Courier systems					
Mail delivery *					
Factory logistics					
Other logistics*					
Medical robotics	2,440	1,910	218	352	413
Diagnostic systems*					
Robot assisted surgery of therapy	2,440	1,910	218	352	413
Rehabilitation systems*					
Other medical robots *					
Defence, rescue & security applications	1,010	2,740	319	76	360
Demining robots					
Fire and bomb fighting robots	410	430	61		
Surveillance/security robots (incl. UAV-surveillance systems)	600	2,310	258		
Unmanned aerial vehicles: surveillance systems					
armed systems *					
Others					
Underwater systems	4,785	2,960	496	1,467	937
Mobile platforms in general use	1,990	1,900	262	33	57
Laboratory robots	3,060	3,150	400	37	68
General material handling					
Clean room robots					
Others					
Public relation robots	15	10,000	6		50
Hotel & restaurant robots *					
Guide robots					
Robots in marketing					
Others (i.e. library robots)*					

Sources: UNECE and IFR.

*no information available.

Table 4 (concluded)

Estimated number and value of service robots installed up to the end of 2003, by application areas, and forecasts for the period 2004-2007

Types of robots	Stock at end 2003	Installations 2004-2007	Sales in 2003	Stock at end 2003	Installations 2004-2007
	No. of units	No. of units	No. of units	$ million	$ million
SERVICE ROBOTS FOR PROFESSIONAL USE:					
Special Purpose	55	50	5	4	5
Refuelling robots	55	50	5	4	5
Others					
Humanoid robots		24,000			426
Customized robots **					
Other professional service robots not specified above	10	1,000	3	1	32
Total number of units / estimated value of professional service robots	**21,060**	**54,280**	**2,302**	**2,443**	**2,854**
SERVICE ROBOTS FOR PERSONAL/DOMESTIC USE:					
Robots for domestic tasks	607,000	4,145,000	397,500	217	2,670
Vacuuming cleaners	570,000	3,445,000	390,000		
Lawn mowing	37,000	200,000	7,500		
Pool cleaning		100,000			
Window cleaning		300,000			
Others		100,000			
Entertainment and leisure robots	691,490	2,497,320	136,968	1,125	4,070
Toy robots	587,000	2,470,000	132,000		
Entertainment	30	70	14		
Hobby systems	1,600	7,000	1,000		
Education and training	12,760	19,700	3,931		
Others	90,100	550	23		
Handicap assistance	260	1,640	65	2	27
Robotized wheelchairs		100			
Other assistance functions	260	1,540	65		
Personal rehabilitation*					
Others					
Personal transportation	205	740	184	7	26
Home security & surveillance		5,000			25
Other Personal/domestic robots					
Total number of units and estimated value of personal/domestic service robots	**1,298,955**	**6,649,700**	**534,717**	**1,351**	**6,818**
Total number of units and estimated value of all types of service robots	**1,320,015**	**6,703,980**	**537,019**	**3,794**	**9,672**
of which robotics R&D***				**90**	**130**

Sources: UNECE and IFR.

* No information available.

* * Included in other professional robots.

*** Only a few companies provided data.

Figure 6a. Service robots for professional use. Stock at the end of 2003 and projected installations in 2004-2007


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Number of units
Underwater
Cleaning
Laboratory
Construction/demolition
Medical
Mobile robot platforms
Defence, rescue, security
Field
Logistic
All others
Up to end 2003
New installations 2004-2007


25,000
20,000
15,000
10,000
5,000
0
Marketing
Humanoid
New installations 2004-2007

Figure 6b. Service robots for professional use. Value of stock at the end of 2003 and value of projected installations in 2004-2007


500
450
400
350
300
250
200
150
100
50
0
$ million
Medical
Construction/demolition
Field
Defence, rescue, security
Cleaning
Laboratory
Mobile robot platforms
Logistic
Marketing
Humanoid
All others
Up to end 2003
New installations 2004-2007


1,600
1,400
1,200
1,000
800
600
400
200
0
Underwater
Up to end 2003
New installations 2004-2007

Figure 7a. Service robots for personnel/domestic use. Stock at the end of 2003 and projected installations in 2004-2007


4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
Number of units
Entertainment and leisure robots
Vacuum cleaners, lawn mowers
Other cleaning
Up to end 2003
New installations 2004-2007

Figure 7b. Service robots for personal/domestic use. Value of the stock at the end of 2003 and of the projected installations in 2004-2007


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$ million
Household robots
Entertainment and leisure robots
Total robots for personal use
Up to end 2003
New installations 2004-2007